                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-12579



PROSPECTUS

                                2,750,000 SHARES

                  [HEALTHDYNE INFORMATION ENTERPRISES LOGO]

                                  COMMON STOCK

                             ---------------------

     All of the shares of Common Stock, together with associated preferred stock purchase rights, offered hereby are being offered by Healthdyne Information Enterprises, Inc. ("HIE" or the "Company").

     The Company's Common Stock traded on the Nasdaq SmallCap Market under the symbol "HDIE" through October 29, 1996. The last sale price of the Common Stock as reported on the Nasdaq SmallCap Market on that date was $4.4375 per share. Trading of the Common Stock on the Nasdaq National Market commenced on October 30, 1996 under the same symbol, "HDIE." See "Price Range of Common Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                                                UNDERWRITING
                                                PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                                 PUBLIC        COMMISSIONS(1)      COMPANY(2)
------------------------------------------------------------------------------------------------
Per Share.................................       $4.25             $.255             $3.995
------------------------------------------------------------------------------------------------
Total(3)..................................    $11,687,500         $701,250        $10,986,250
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses, payable by the Company, estimated at $500,000.

(3) The Company has granted the Underwriter a 30-day option to purchase up to 412,500 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $13,440,625, $806,438 and $12,634,187, respectively. See "Underwriting."
                             ---------------------

     The shares of Common Stock are offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by the Underwriter, and subject to certain other conditions, including the right of the Underwriter to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares will be made on or about November 4, 1996.

                         MORGAN KEEGAN & COMPANY, INC.

                The date of this Prospectus is October 30, 1996.

              THE HIE COMPREHENSIVE COMPUTER-BASED PATIENT RECORD
               PROVIDES DECISION SUPPORT TOOLS TO REENGINEER THE
                          HEALTHCARE DELIVERY PROCESS

                      Omitted Graphic and Image Material


        The following is a narrative description of graphic and image material contained in the printed version of the prospectus which has been omitted from the version of the prospectus filed electronically.

        A chart consisting of (i) on the left side of the page, a box containing the heading "Integration Tools," under which are listed the following: "Cloverleaf Integration Engine," "Cloverleaf Gateway," "Compass Screen Scraper" and "Express Terminal Emulator;" (ii) on the right side of the page, a box containing the heading "Clinical Workstation Tools," under which are listed the following: "Clinical Assessment and Support," "Desktop Integration," "Clinical Imaging," "Document Imaging," "Workflow" and "Internet Connection;" (iii) in the center of the page below the aforementioned boxes, a box containing the heading "Enterprise Management Tools," under which are listed the following: "Clinical," "Financial," "Operational" and "Patient Satisfaction;" and (iv) below the box described in (iii) above, a box containing the heading "Service Solutions," under which are listed the following: "People," "Tools" and "Products." Between the boxes described in
(i) and (ii) above is a picture of a bridge under which appears the caption "Community Person Index ("CPI")." To the left of the boxes described in (iii) and (iv) above appears a picture of a computer terminal under which appears the caption "Legacy Systems." To the right of the boxes described in (iii) and
(iv) above appears a picture of a computer workstation under which appears the caption "New Systems." At the bottom of the chart are the following captions (l. to r.): "PROTECT EXISTING INFORMATION SYSTEM INVESTMENTS," "OFFER BEST-OF-BREED AND OPEN ARCHITECTURE SOLUTIONS" and "BUILD THE NEXT GENERATION OF INFORMATION SYSTEMS IN PARTNERSHIP WITH OUR CUSTOMERS."

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, THE NASDAQ SMALLCAP MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS, IF ANY, OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S SECURITIES ON THE NASDAQ NATIONAL MARKET, THE NASDAQ SMALLCAP MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus. Prospective investors should consider carefully the information discussed under "Risk Factors." Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriter's over-allotment option. See "Underwriting." References to "Common Stock" include associated preferred stock purchase rights (the "Rights") issuable pursuant to that certain Rights Agreement dated October 23, 1995 providing for the delivery of a Right along with each share of Common Stock issued by the Company.

     The Company is a leading provider of enterprise-wide clinical information management solutions to emerging integrated healthcare delivery networks ("IDNs"). The Company employs advanced technology to develop the software tools and applications that enable the creation of the computer-based patient record ("CPR") and enterprise-wide decision support systems while leveraging investments in existing information systems. The Company's tools, products and services provide enterprise-wide integration of information systems and indexing of patient records, clinical information integration and decision support at the point-of-care, and management decision support systems based upon access to comprehensive enterprise-wide clinical, financial and other information. The Company's solutions enable its customers to reduce the cost of delivering healthcare through increased productivity and to improve the quality of care through analysis of outcomes and continuous improvement of patient care processes.

     Over the past two decades, healthcare costs have risen dramatically relative to the overall rate of inflation. With increasing pressure to reduce costs, managed care organizations and other payers are shifting the economic risk of the delivery of care to providers through alternative reimbursement models, including capitation and fixed fees. In response to the changing reimbursement environment, healthcare organizations such as hospitals, multi-specialty physician groups, laboratories, pharmacies, home health services and nursing homes are integrating horizontally and vertically to create IDNs designed to serve all of the healthcare needs of local or regional populations while achieving economies of scale. In order for IDNs to lower healthcare delivery costs while improving the quality of patient care, they need access to detailed clinical and management information that enables providers within the IDN to (i) manage the patient care process across multiple delivery sites; (ii) analyze the appropriateness of diagnoses, treatments and resource utilization;
(iii) compare provider performance and clinical outcomes; (iv) monitor performance under managed care contracts; (v) monitor practice patterns of providers; and (vi) support communications among members of the care team. An integral element of this process is the CPR, an electronic patient record that resides in a system specifically designed to support users by providing access to complete and accurate data, alerts, reminders, clinical decision support systems, links to medical knowledge and other aids. With the development of a CPR and related management decision tools, providers will have immediate on-line access to more comprehensive patient care information across multiple delivery sites to guide them in controlling healthcare costs, improving patient care and facilitating responsiveness to competitive and regulatory challenges in the healthcare market.

     The Company's tools, products and services directly address the healthcare industry's need for the creation of the CPR and decision support systems based on comprehensive, enterprise-wide clinical, financial and other information. The Company's solutions allow its customers to leverage investments in existing information systems, while developing the new capabilities required to implement and manage the emerging IDNs. The Company's use of advanced technology and an open architecture allows customers to employ best-of-breed technology strategies. The Company's tools, products and services fall into three broad areas, each of which represents a critical component of the computer-based patient record: (i) integration tools, which provide enterprise-wide communication and connectivity; (ii) clinical workstation tools, which bring clinical information to the providers at the point-of-care; and (iii) enterprise management tools, which create decision support systems based on comprehensive enterprise-wide clinical, financial and other information.

     The Company's goal is to become the leading provider of advanced clinical information solutions, performance tools and related services for the evolving healthcare market. The Company's primary strategies to achieve this goal are to
(i) capitalize on the emergence of IDNs; (ii) focus on providing its customers with high-value solutions; (iii) expand its three-tiered distribution system;
(iv) provide technologically advanced solutions premised upon an open architecture format; and (v) establish new lines of business through acquisitions or internal development.

                                  THE OFFERING

Common Stock offered by the
Company.............................     2,750,000 shares

Common Stock to be outstanding after
this Offering(1)....................     20,033,419 shares

Use of proceeds.....................     For satisfaction of a funding
                                         commitment to an affiliate, research
                                         and development, general sales and
                                         marketing, working capital and other
                                         general corporate purposes. See "Use of
                                         Proceeds."

Nasdaq National Market Symbol.......     HDIE
---------------

(1) Excludes 2,843,462 shares of Common Stock issuable upon exercise of outstanding stock options, of which options to purchase 1,394,678 shares were exercisable on August 31, 1996, and 1,540,241 shares of Common Stock issuable upon conversion of the Company's outstanding convertible debenture due January 2, 1998.

                            RECENT FINANCIAL RESULTS

    On October 23, 1996, the Company announced that its consolidated revenue for the three months ended September 30, 1996 was $4.0 million compared to $2.1 million for the three months ended September 30, 1995, representing a 90% increase. Net earnings for the third quarter of 1996 increased to $280,000, or $.01 per share, compared to a net loss of $1.2 million, or $.08 per share, in the third quarter of 1995. For the nine-month period ended September 30, 1996, consolidated revenue was $11.2 million, compared to $5.8 million for the nine-month period ended September 30, 1995, representing a 92% increase. Net earnings for the first three quarters of 1996 were $646,000, or $.03 per share, compared to a net loss of $3.1 million, or $.20 per share, for the comparable prior year period. These results are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 1996, but include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its results of operations for such periods.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           INCORPORATION
                                                            (JUNE 15,                       SIX MONTHS ENDED
                                                             1994) TO       YEAR ENDED          JUNE 30,
                                                           DECEMBER 31,    DECEMBER 31,    ------------------
                                                               1994            1995         1995       1996
                                                           ------------    ------------    -------    -------
STATEMENT OF OPERATIONS DATA:
Revenue.................................................     $    153        $  8,700      $ 3,753    $ 7,267
Gross profit............................................           88           6,082        2,809      4,732
Operating earnings (loss)...............................       (1,270)         (8,953)      (1,311)       601
Income tax (expense) benefit............................           --             140          (45)        --
Net earnings (loss).....................................       (1,265)         (9,983)      (1,889)       366
Net earnings (loss) per share and common share
  equivalent............................................     $   (.08)       $   (.64)     $  (.12)   $   .02
Weighted average number of common shares and common
  share equivalents outstanding.........................       15,500          15,653       15,500     18,689

                                                                                        JUNE 30, 1996
                                                                  DECEMBER 31,    -------------------------
                                                                      1995        ACTUAL     AS ADJUSTED(1)
                                                                  ------------    -------    --------------
BALANCE SHEET DATA:
Working capital................................................     $  2,743      $ 2,498       $ 12,984
Total assets...................................................       21,734       22,168         32,654
Long-term debt, excluding current installments.................        5,382        5,306          5,306
Shareholders' equity...........................................       10,929       11,622         22,108

---------------

(1) Adjusted to give effect to the sale of 2,750,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."
                             ---------------------
    The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors which could cause or contribute to such differences include, but are not limited to, those discussed in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus.

    Cloverleaf (TM) and COPPS(TM) are trademarks of Healthcare Communications, Inc. and Criterion Health Strategies, Inc., respectively. See "The Company." This Prospectus may contain trademarks and servicemarks of other parties.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should consider carefully the following factors in evaluating the Company and its business before purchasing any shares of the Common Stock offered hereby.

LIMITED OPERATING HISTORY; LACK OF PROFITABILITY AND ACCUMULATED DEFICIT

     The Company commenced operations in June 1994 and has generally sustained operating losses since that time. The Company incurred a net loss of approximately $1.3 million for the period from June 15, 1994 (date of incorporation) through December 31, 1994, a net loss of approximately $10.0 million for the year ended December 31, 1995, a net loss of approximately $1.9 million for the six months ended June 30, 1995, and earned net income of approximately $366,000 for the six months ended June 30, 1996. As of June 30, 1996, the Company had an accumulated deficit of approximately $10.9 million. No assurance can be given that the Company will ever generate significant revenue or sustain or again achieve profitability. Certain of the Company's potential product applications are in the early stages of market acceptance. To sustain profitable operations, the Company must successfully market its current and prospective products and expand sales of its products in the healthcare industry. No assurance can be given that such efforts will be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SINGLE PRODUCT

     Approximately 56% of the Company's revenue for the six months ended June 30, 1996 was derived from a single product, the Healthcare Communications, Inc. Cloverleaf integration engine. For at least the near-term, the Company will continue to be largely dependent on the sales of this product. A downturn in the market for the Cloverleaf integration engine would likely have a material adverse effect on the Company's sales and net income. The success of the Company will continue to depend in part on its ability to diversify its revenue base. There can be no assurance that the Company will be successful in its diversification efforts.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY

     Results of operations have fluctuated and may continue to fluctuate significantly from quarter to quarter as a result of a number of factors, including (i) contract terms and the volume and timing of system sales and customer acceptances; (ii) customer purchasing patterns, order cancellations and rescheduling of system installations; (iii) the mix of direct and indirect sales; (iv) the mix of higher-margin software revenue and lower-margin service revenue; (v) the actions of competitors; and (vi) the timing of acquisitions and divestitures. Accordingly, the Company's future operating results are likely to be subject to significant variability from quarter to quarter and could be adversely affected in any particular quarter. The Company's total revenue and results of operations may also be affected by seasonal trends including the possibility of higher revenue in the Company's fourth quarter and lower revenue in its first three quarters as a result of many customers' annual purchasing and budgetary practices and the Company's sales commission practices which rely in part on annual quotas. As a result, the Company believes that period-to-period comparisons of its revenues and results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. Due to the foregoing factors, it is possible that the Company's operating results will be below the expectations of public market analysts and investors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTY OF MARKET ACCEPTANCE

     The Company's success will depend in large part on the acceptance by physicians and provider organizations of sophisticated computer-based clinical information systems that provide access to clinical assessment guides, clinical outcomes analyses, physician profiles, physician protocols, practice standards and practice guidelines. In addition, certain physicians may perceive the use of such computer-based systems as an infringement on their discretion in providing medical treatment and, accordingly, may be reluctant to accept such computer-based systems. There can be no assurance that the Company's tools, products and services will achieve the market acceptance necessary for profitable operations.

NEW PRODUCTS; TECHNOLOGICAL CHANGES

     The market for the Company's tools, products and services is characterized by continued and rapid technological advances in software development requiring ongoing expenditures for research and development and the timely introduction of new tools, products and services. In addition, compatibility with existing and emerging industry standards is essential to the Company's marketing strategy and research and development efforts. The establishment of standards is largely a function of user acceptance, and standards are therefore subject to change. The Company's tools and products are dependent upon a number of advanced technologies, including those relating to computer hardware and software, storage devices and other peripheral components, all of which are subject to rapid change. Accordingly, the Company's future success will depend upon its ability on a timely basis to develop and introduce new tools and products and enhance its existing tools and products in order to keep pace with competitive offerings, adapt to technological developments and changing industry standards and provide additional functionality to address the increasingly sophisticated needs of its customers. To the extent the Company determines that new technologies and equipment are required to remain competitive, the acquisition and implementation of such technologies and equipment are likely to require investment of significant time and capital. Depending on the complexity of a given software tool or product, the Company's development and introduction cycle could last months or years. There can be no assurance that the Company will be successful in developing, introducing on a timely basis, and marketing such tools and products or enhancements thereof or that they will be accepted by the market. Research and development expense totaled $192,000, $1.9 million, $828,000 and $605,000 for the period from June 15, 1994 (date of incorporation) through December 31, 1994, for the year ended December 31, 1995 and for the six months ended June 30, 1995 and 1996, respectively. There can be no assurance that the necessary capital will be available in the future or that the tools and products will become or remain commercially viable. There can be no assurance the Company's future development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render the Company's technology, equipment or processes obsolete or uncompetitive. There can be no assurance that the Company will be able to acquire or license the needed new technology at a price or on terms acceptable to the Company. Without the timely development and successful introduction of market-driven tools and products, there can be no assurance that the Company can either achieve and sustain profitable operations or continue operations.

PROPRIETARY TECHNOLOGY; DEPENDENCE ON THIRD PARTY TECHNOLOGY

     The Company's success is dependent to a significant extent on its ability to maintain the proprietary and confidential software incorporated in its tools and products as they are released. The Company relies on a combination of copyright and trade secret and contractual protections to establish and protect its proprietary rights. There can, however, be no assurance that the legal protections and the precautions taken by the Company will be adequate to prevent misappropriation of the Company's technology or trade secrets. In addition, these protections and precautions do not prevent independent third-party development of competitive technology, tools and products, and the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States.

     The Company is dependent upon third-party suppliers to license to it necessary technology that is incorporated into certain of the Company's products. The Company has less control over the scheduling and quality of work of third-party suppliers than its employees. Furthermore, the Company's agreements to license certain third-party technology will terminate after specified dates unless renewed. To the extent possible, the Company has determined that the third-party intellectual property used in its products is in the public domain or used in accordance with licensed terms, including the license terms of freeware used in its products. However, while HIE believes that it has all rights necessary to market and sell its solutions without infringement of intellectual proprietary rights held by others, the Company typically uses freeware and shareware as is and has not conducted a formal infringement search. Accordingly, there can be no assurance that such conflicting rights do not exist. There can be no assurance that such use is in compliance with such licenses or that the Company will not become the subject of infringement claims or legal proceedings by third parties with respect to current or future products and that such claims or proceedings will not have a material adverse effect on the Company's business, financial condition or results of operations. An adverse outcome in litigation or similar adversarial proceedings could subject the Company to significant liabilities to third parties, require expenditure of significant resources to develop non-infringing technology, require disputed rights to be licensed from others or require the Company to cease the marketing or use of certain products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. As the number of software products in the industry increases and the functionality of these products further overlaps, the Company believes that software developers may become increasingly subject to infringement claims. To the extent the Company wishes or is required to obtain licenses to patents or proprietary rights of others, there can be no assurance that any such licenses will be made available on terms acceptable to the Company, or at all. See
"Business -- Intellectual Property and Proprietary Rights."

RELIANCE ON DISTRIBUTOR; CUSTOMER CONCENTRATION

     The Company principally relies upon independent distributors that generate a substantial portion of the Company's sales. Software license fee revenue generated by distributors included in the Company's consolidated statements of operations totaled $0, $2.2 million, $1.2 million and $1.2 million for the period from June 15, 1994 (date of incorporation) through December 31, 1994, for the year ended December 31, 1995 and for the six months ended June 30, 1995 and 1996, respectively. Of these total amounts, $0, $1.6 million, $780,000 and $842,000 of software license fee revenue, or 0%, 18%, 21% and 12% of the Company's consolidated revenue, in the respective periods was generated by one distributor. The loss of a significant distributor could have a material adverse effect on the Company's business, financial condition and results of operations. No customer accounted for more than 10% of the Company's consolidated revenue during the period from June 15, 1994 (date of incorporation) through December 31, 1994 or the year ended December 31, 1995. One customer accounted for approximately 26% of the Company's consolidated revenue for the six months ended June 30, 1996. The loss of this customer could have a material adverse effect on the Company's business, financial condition and results of operations.

LIABILITY FOR ERRORS AND OMISSIONS

     The Company's tools and products are used to provide information that relates to healthcare enterprise operations and other critical applications. In addition, use of the Company's tools and products could also potentially jeopardize the security and privacy of confidential patient and other information and data stored in the Company's tools and products and in the computer systems of the Company's customers. Any failure by the Company's systems to provide accurate and timely information or to protect the security and privacy of confidential patient and other information could result in claims against the Company. The Company maintains errors and omissions insurance to protect against claims associated with the use of its tools and products, but there can be no assurance that its insurance coverage would adequately cover any claims asserted against the Company. A successful claim brought against the Company could have a material adverse effect on the Company. Even unsuccessful claims could result in the Company's expenditure of funds in litigation and management time and resources. There can be no assurance that the Company will not be subject to claims alleging errors and omissions in product development or operation, that such claims will not result in liability in excess of its insurance coverages, that the Company's insurance will cover such claims or that appropriate or adequate insurance will continue to be available to the Company in the future at commercially reasonable rates.

COMPETITION

     The Company does not believe it has any direct competitors who provide the overall comprehensive clinical information solutions which the Company offers. However, because the Company also provides tools, products and services related to the various elements comprising its solutions -- such as systems and network integration, object and workflow management, patient indexing, clinical data measurement and analysis and information network design and management components of those solutions -- the Company has a large number of competitors in each of these individual areas. The Company competes with, among others, (i) healthcare information systems vendors, such as HBO & Company, Shared Medical Systems Corporation and Cerner Corporation; (ii) integration engine companies, such as Software Technologies Corporation, Century Analysis Incorporated and HUBLink, Inc.; (iii) image management companies, such as IMNET Systems, Inc. and LanVision Systems, Inc.; (iv) healthcare database reference companies, such as HCIA Inc.; (v) consulting firms, such as Ernst & Young LLP; (vi) original equipment manufacturers, such as International Business Machines Corporation; (vii) systems integration firms, such as Science Applications International Corporation; and (viii) internal MIS departments of providers. A competitor of the Company with respect to one aspect of the Company's business may serve as a distributor for the Company with respect to other tools, products or services.

     In general, the Company's competitors have greater financial, technical, research and development and marketing resources and more extensive business experience than the Company. Although the Company believes that its solutions have advantages over competing tools, products and services currently being marketed, there can be no assurance that the Company will be able to continue to compete effectively in the marketplace if its present and potential competitors are able to duplicate or improve upon its tools, products, services or marketing strategy.

UNCERTAIN ABILITY TO MANAGE GROWTH

     The Company has experienced a period of rapid growth that has placed, and could continue to place, a significant strain on the Company's financial, management and other resources. The Company's future performance will depend in part on its ability to manage change in its operations, including integration of any acquired businesses and any internally developed businesses. In addition, the Company's ability to manage its growth effectively will require it to continue to improve its operational and financial control systems and infrastructure, and to attract, train, motivate, manage and retain key employees. If the Company's management were to become unable to manage growth effectively, the Company's business, financial condition and results of operations could be materially adversely affected.

RISKS ASSOCIATED WITH POSSIBLE ACQUISITIONS

     The Company intends to pursue acquisitions as part of its growth strategy. Other than an agreement in principle with respect to a possible increase in its investment in Criterion Health Strategies, Inc. (see "Recent Developments"), the Company has no present understandings, commitments or agreements with respect to any acquisition. The Company anticipates, however, that one or more potential acquisition opportunities may become available in the future. Acquisitions would require investment of operational and financial resources and could require integration of dissimilar operations, assimilation of new employees, diversion of management resources, increases in administrative costs and additional costs associated with debt or equity financing. If attractive acquisition opportunities become available, the Company intends to pursue them actively. There can be no assurance that the Company will complete any acquisition or that a future acquisition will not have a material adverse effect on the Company or will not result in dilution to shareholders purchasing Common Stock in this Offering. See "Use of Proceeds" and "Business -- Strategy."

CONSOLIDATION AND UNCERTAINTY IN THE HEALTHCARE INDUSTRY

     Many healthcare providers are consolidating to create larger healthcare delivery enterprises with greater regional market power. Such consolidation could erode the Company's existing customer base and reduce the size of the Company's target market. In addition, the resulting enterprises could have greater bargaining power, which may lead to price erosion of the Company's products and services. The reduction in the size of the Company's target market or the failure of the Company to maintain adequate price levels could have a material adverse effect on the Company. The healthcare industry also is subject to changing political, economic and regulatory influences that may affect the procurement practices and operation of healthcare industry participants. During the past several years, the U.S. healthcare industry has been subject to an increase in governmental regulation and reform proposals. These reforms may increase governmental involvement in healthcare, lower reimbursement rates and otherwise change the operating environment for the

Company's customers. Healthcare industry participants may react to these proposals and the uncertainty surrounding such proposals by curtailing or deferring investments, including those for the Company's products and services. The failure of the Company to maintain adequate price levels or sales as a result of legislative or market-driven reforms could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL

     Mr. H. Darrell Young, the Company's President and Chief Executive Officer, has been primarily responsible for the development and expansion of the Company's business. The loss of the services of Mr. Young or certain other key personnel could have a material adverse effect on the Company. In addition, the Company believes that its future success will be dependent in part on its continued ability to recruit, motivate and retain qualified personnel. The Company faces competition for such personnel from other companies and organizations. The Company's anticipated growth and expansion into areas and activities requiring additional expertise will require the addition of new management personnel and the development of additional expertise by existing management personnel. The failure to attract and retain such personnel or to develop such expertise could adversely affect the Company's business. See "Management."

POSSIBLE ADVERSE EFFECTS OF GOVERNMENT REGULATION

     The United States Food and Drug Administration (the "FDA") has issued a draft guidance document addressing the regulation of certain computer products as medical devices under the Federal Food, Drug, and Cosmetic Act (the "FDC Act"). The FDA currently regulates the medical imaging capability that the Company has developed, continues to develop and markets. Compliance with further federal regulation could be burdensome, time consuming and expensive. The Company expects that the FDA is likely to become increasingly active in regulating computer software intended for use in the healthcare setting. Furthermore, there can be no assurance that any final FDA policy governing computer products, once issued, or other future laws and regulations concerning the manufacture or marketing of medical devices or healthcare information systems will not increase the cost and time to market new or existing products. If the FDA chooses to regulate any of the Company's systems as medical devices not exempt from regulation, it can impose extensive requirements upon the Company, including the requirement that the Company seek either FDA clearance of a premarket notification submission demonstrating the device's substantial equivalence to a legally marketed predicate device or approval of a premarket approval application establishing the safety and effectiveness of the device. FDA regulations also govern, among other things, the preclinical and clinical testing, manufacture, distribution, labeling and promotion of medical devices. In addition, the Company would be required to comply with the FDC Act's general controls, including establishment registration, device listing, compliance with good manufacturing requirements, reporting of certain device malfunctions and adverse device events. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or service of products, total or partial suspension of production, failure of the government to grant premarket clearance or approval of products, withdrawal of clearances and approvals, and criminal prosecution. See "Business -- Government Regulation."

     The confidentiality of patient records and the circumstances under which such records may be released are subject to substantial regulation by state and federal laws and regulations, which govern both the disclosure and use of confidential patient medical record information. The Company believes that it complies with the laws and regulations regarding the collection and distribution of patient data in all jurisdictions in which it operates, but regulations governing patient confidentiality rights are evolving rapidly and are often unclear and difficult to apply in the rapidly restructuring healthcare market. On August 22, 1996, President Clinton signed the Health Insurance Portability and Accountability Act of 1996. This legislation requires the Secretary of Health and Human Services to adopt national standards for health information transactions and the data elements used in such transactions and to adopt standards to ensure the integrity and confidentiality of health information. The Secretary is required to issue such standards not later than February 21, 1998. There can be no assurance that this legislation and the regulations promulgated thereunder will not materially restrict the ability of the Company to obtain or disseminate patient information. Additional legislation governing the dissemination of medical record information is continually being proposed at both the state and federal level. Such proposed legislation could require patient consent before even coded or anonymous patient information may be shared with third parties and that holders or users of such information implement security measures. There can be no assurance that changes to state or federal laws will not materially restrict the ability of the Company to obtain or disseminate patient information. Any material restriction on the Company's ability to obtain or disseminate patient information could adversely affect the Company's business. See "Business -- Government Regulation."

BROAD DISCRETION IN USE OF PROCEEDS

     The Company intends to use the net proceeds of this Offering for satisfaction of a funding commitment to an affiliate, research and development, general sales and marketing, working capital to finance the Company's planned growth, general corporate purposes and potential acquisitions of businesses, products or technologies. Accordingly, the Company will have broad discretion as to the application of such proceeds. See "Use of Proceeds" and "Business -- Strategy."

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

     Prior to becoming an independent stand-alone company in November 1995, the Company relied upon equity infusions from its then parent company Healthdyne, Inc. to fund both its operations and its investments in subsidiaries and affiliated companies. See "The Company." The Company believes that current available cash, the net proceeds from this Offering and anticipated cash flow from operating activities will be sufficient to meet the Company's capital requirements, including the payment of all maturing debt in cash and its remaining funding commitment to an affiliate, for at least the next twelve months and for the foreseeable future. In the future, the Company may require additional financing to fund its operations. The Company's future capital requirements will depend on many factors, including the progress of the Company's research and development, the market acceptance of any of the Company's products, competitive products and the establishment of third-party licensing arrangements. Any additional equity financing may result in dilution to the Company's stockholders and any debt financing is likely to subject the Company to financial and other covenants. There can be no assurance that funds will be available on favorable terms, if at all. The absence of such financing would have a material adverse effect on the Company's business, including a possible reduction or cessation of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DILUTION

     Purchasers of the Common Stock offered hereby will incur immediate and substantial dilution in the net tangible book value per share of Common Stock. See "Dilution." In addition, further dilution will or may occur as a result of the following: the conversion of the presently outstanding convertible debenture of the Company due January 2, 1998 secured by a portion of stock of Healthcare Communications, Inc. (see Notes 3 and 6 of Notes to Consolidated Financial Statements); the exercise of the Company's option to increase its ownership interest in Criterion Health Strategies, Inc. (see "Recent Developments"); the exercise of outstanding stock options (see Note 8 of Notes to Consolidated Financial Statements); and future equity financings of the Company.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial amount of Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock. Upon completion of this Offering (and assuming no exercise of the Underwriter's over-allotment option), the Company will have an aggregate of 20,033,419 shares of Common Stock outstanding, based on the number of outstanding shares on August 31, 1996. The Company and each of its directors and officers, holding in the aggregate 2,569,003 shares of the outstanding Common Stock, have agreed, subject to certain exceptions, not to sell these shares for a period of 90 days from the date of this Prospectus without the prior consent of Morgan Keegan & Company, Inc. After expiration of such lock-up period, these shares will become eligible for immediate sale, subject in certain cases to volume and other limitations of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Additionally, at August 31, 1996, options to purchase 2,843,462 shares of Common Stock were outstanding, of which options to purchase 1,394,678 shares were then exercisable. The Company has granted limited registration rights with respect to the shares underlying its convertible debenture due January 2, 1998 and may grant registration rights in connection with a potential purchase of the interest of Massey Burch Capital Corp. in Criterion Health Strategies, Inc. See "Shares Eligible for Future Sale," "Recent Developments," "Description of Capital Stock -- Registration Rights" and "Underwriting."

POSSIBLE VOLATILITY OF STOCK PRICE

     The stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, factors such as announcements of technological innovations or the introduction of new products by the Company or its competitors, market conditions in the medical industry and related fields, and general economic conditions may have a significant impact on the market price of the Common Stock.

CERTAIN ANTI-TAKEOVER CONSIDERATIONS

     Certain provisions of the Company's Articles of Incorporation and By-Laws, as well as the Rights Agreement (as hereinafter defined), could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of HIE Common Stock. Certain of such provisions will allow the Company to issue Preferred Stock with rights senior to those of HIE Common Stock and to impose various procedural and other requirements which could make it more difficult for shareholders to effect certain corporate actions. See "Description of Capital Stock."

ABSENCE OF DIVIDENDS

     The Company has never paid any cash dividends on its capital stock and does not anticipate paying any cash dividends on its capital stock in the foreseeable future. See "Dividend Policy."

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, the factors set forth under the caption "Risk Factors" in this Prospectus. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                  THE COMPANY

     The Company was incorporated as a Georgia corporation on June 15, 1994 and was a wholly-owned subsidiary of Healthdyne, Inc. (the "Former Parent") until November 6, 1995, when the Former Parent distributed to its shareholders all the outstanding shares of the Company's Common Stock (the "Spin-Off").

     HIE works with the following operationally independent, interrelated entities referred to by the Company as Entrepreneurial Business Units ("EBUs"):
(i) Healthcare Communications, Inc., a Texas corporation ("HCI") which is a wholly-owned subsidiary of the Company; (ii) Integrated Healthcare Solutions, Inc., a Georgia corporation ("IHS") which is a wholly-owned subsidiary of the Company; and (iii) Criterion Health Strategies, Inc., a Tennessee corporation ("CHS") in which the Company currently has a less than 1% equity interest. In addition, prior to March 31, 1996, DataView Imaging International, Inc., a Georgia corporation ("DataView") in which the Company had a controlling interest, was treated as an EBU (see "Recent Developments"). Each EBU specializes in one or more parts of HIE's comprehensive clinical information solution. Each EBU provides its tools, products and services either independently of or collaboratively with the other EBUs depending on a particular customer's needs. The Consolidated Financial Statements of HIE and subsidiaries include the results of operations and financial position of the EBUs as appropriately determined in accordance with generally accepted accounting principles by the amount and timing of HIE's investment in each EBU.

     The principal executive offices of the Company are located at 1850 Parkway Place, Suite 1100, Marietta, Georgia 30067, and the telephone number is (770) 423-8450. Except as otherwise noted herein, references to the "Company" or "HIE" shall mean Healthdyne Information Enterprises, Inc. and its wholly-owned subsidiaries HCI and IHS.

                              RECENT DEVELOPMENTS

     On October 23, 1996, the Company announced that its consolidated revenue for the three months ended September 30, 1996 was $4.0 million compared to $2.1 million for the three months ended September 30, 1995, representing a 90% increase. Net earnings for the third quarter of 1996 increased to $280,000, or $.01 per share, compared to a net loss of $1.2 million, or $.08 per share, in the third quarter of 1995. For the nine-month period ended September 30, 1996, consolidated revenue was $11.2 million, compared to $5.8 million for the nine-month period ended September 30, 1995, representing a 92% increase. Net earnings for the first three quarters of 1996 were $646,000, or $.03 per share, compared to a net loss of $3.1 million, or $.20 per share, for the comparable prior year period. These results are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 1996, but include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its results of operations for such periods.

     Each of the Company and Massey Burch Capital Corp. ("Massey Burch") currently holds less than 1% of the CHS common stock and an 8% convertible debenture which is convertible into 32% of the CHS common stock on a fully diluted basis. See "Business -- Organizational Structure -- Entrepreneurial Business Units." On July 30, 1996, the Company and Massey Burch entered into an agreement in principle which contemplates the purchase by the Company of an option to acquire Massey Burch's investment in CHS. The option as currently proposed would be exercisable at any time during the period from December 31, 1996 through June 30, 1997, with the option exercise price to be payable through the issuance of the greater of 416,666 shares of the Company's Common Stock or the equivalent number of shares having a fair market value of $2 million at the time the option is exercised. The agreement in principle contemplates that, as consideration for the grant of this option, the Company will issue to Massey Burch a warrant to purchase 50,000 shares of the Company's Common Stock at fair market value as of the date of grant. The agreement further contemplates that Massey Burch will be granted registration rights with respect to both the shares of Common Stock underlying the warrant and the shares issuable upon the Company's exercise of the proposed option. Massey Burch will continue to be subject to its commitment to fund CHS up to a maximum of $2 million, of which Massey Burch has funded $1.4 million as of August 31, 1996. The transactions contemplated by the agreement in principle are subject to negotiation and execution of definitive agreements and other customary conditions, as well as certain rights of first refusal in favor of CHS and other CHS shareholders. There can be no assurance that definitive agreements will be entered into or, even if entered into, that the transaction will be consummated as described above or that the Company would exercise an option to acquire Massey Burch's interest in CHS. See Note 13 of Notes to Consolidated Financial Statements.

     On June 12, 1996, HIE entered into an agreement effective April 1, 1996, with DataView, a majority-owned subsidiary acquired on July 22, 1994, providing for a restructuring of the relationship between HIE and DataView due to a change in HIE's strategic direction with respect to DataView. This agreement provides, among other things, for a reduction in HIE's equity interest in DataView from 61.5% to 19.5% and perpetual royalty-free rights and licenses for HIE to use DataView's clinical image management technology in HIE's service business. See "Business -- Licenses and Distribution Agreements." Accordingly, subsequent to March 31, 1996, DataView is no longer an EBU and DataView's financial position, results of operations and cash flows are no longer included in HIE's consolidated financial statements. See Note 13 of Notes to Consolidated Financial Statements.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 2,750,000 shares of Common Stock offered hereby are estimated to be approximately $10,486,250 (approximately $12,134,187 if the Underwriter's over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses.

     The Company intends to use the net proceeds of this Offering for working capital and general corporate purposes, including satisfaction of the Company's remaining funding commitment (not to exceed $700,000) to CHS, research and development activities, and expansion of general sales and marketing activities. A portion of the net proceeds may also be used to acquire or invest in complementary products, technologies or businesses. The Company considers and engages in discussions relating to such acquisitions and other opportunities on a continual and ongoing basis. Except as set forth herein (see "Recent Developments"), at the present time the Company has no understandings, commitments or agreements, nor is it currently engaged in any negotiations with respect to, any such transaction. Pending such uses, the Company intends to invest the net proceeds in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

     The Company has never paid any cash dividends with respect to its capital stock and does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain all earnings, if any, for use in the expansion of the Company's business. The payment of dividends, if any, in the future with respect to the Company's capital stock is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition and other relevant factors.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1996 on an actual basis and as adjusted to reflect the sale by the Company of the 2,750,000 shares of Common Stock offered hereby at the public offering price of $4.25 per share and the application of the net proceeds therefrom (after deduction of underwriting discounts and commissions and estimated offering expenses) as described under "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                             JUNE 30, 1996
                                                                        ------------------------
                                                                        ACTUAL    AS ADJUSTED(1)
                                                                        -------   --------------
                                                                             (IN THOUSANDS)
Debt:
  Long-term debt, excluding current installments......................  $ 5,306      $  5,306
Shareholders' equity:
     Preferred Stock, without par value: authorized 20,000 shares;
      designated Series A Cumulative Preferred Stock 500 shares;
      issued none.....................................................       --            --
     Common Stock, $.01 par value: authorized 50,000 shares; issued and outstanding 17,186 shares actual and 19,936 shares as
      adjusted(2).....................................................      172           199
     Additional paid-in capital.......................................   22,332        32,791
     Accumulated deficit..............................................  (10,882)      (10,882)
                                                                        -------       -------
          Total shareholders' equity..................................   11,622        22,108
                                                                        -------       -------
          Total capitalization........................................  $16,928      $ 27,414
                                                                        =======       =======

---------------

(1) Adjusted to give effect to the sale of 2,750,000 shares of Common Stock offered hereby by the Company and the application of the net proceeds therefrom. See "Use of Proceeds."

(2) Excludes 2,923,929 shares of Common Stock issuable upon exercise of outstanding stock options, of which options to purchase 1,412,725 shares were exercisable on June 30, 1996.

                                    DILUTION

     The net tangible book value (deficit) of the Company at June 30, 1996 was approximately $(1,301,000) or $(.08) per share of Common Stock. Net tangible book value (deficit) per share represents the amount of the Company's net tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the 2,750,000 shares offered hereby (and after deducting underwriting discounts and commissions and estimated offering expenses), the Company's pro forma net tangible book value at June 30, 1996 would have been $9,185,000 or $.46 per share of Common Stock. This represents an immediate increase in net tangible book value of $.54 per share to existing shareholders and an immediate dilution in net tangible book value of $3.79 per share to new investors purchasing shares in this Offering. The following table illustrates this per share dilution.

Public offering price per share..........................................             $   4.25
  Net tangible book value (deficit) per share before this Offering.......  $   (.08)
  Increase per share attributable to new investors.......................       .54
                                                                           --------
Pro forma net tangible book value per share after this Offering..........             $    .46
                                                                                      --------
Dilution per share to new investors......................................             $   3.79
                                                                                      ========

     The foregoing table assumes no exercise of outstanding options. As of August 31, 1996, there were 2,843,462 shares of Common Stock reserved for issuance upon the exercise of outstanding options, of which options to purchase 1,394,678 shares were then exercisable. See Note 8 of Notes to Consolidated Financial Statements and "Management -- Stock Option and Other Plans." To the extent these or additional outstanding options are exercised, there will be further dilution to new investors. In addition, further dilution could occur upon the exercise of the Company's outstanding convertible debenture due January 2, 1998 (see Notes 3 and 6 of Notes to Consolidated Financial Statements), the exercise by the Company of a proposed option to acquire Massey Burch's investment in CHS (see "Recent Developments"), or future equity financings by the Company.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock initially traded in the over-the-counter market on the OTC Bulletin Board under the symbol "HDIE" from November 7, 1995 through May 22, 1996. From May 23, 1996 through October 29, 1996, the Common Stock traded on the Nasdaq SmallCap Market under the same symbol. The Company's Common Stock commenced trading on the Nasdaq National Market on October 30, 1996 under the same symbol, "HDIE."

     The following table sets forth the high and low sales prices for the Common Stock on the OTC Bulletin Board or as reported on the Nasdaq SmallCap Market, as the case may be, for the periods indicated.

                                                                                HIGH     LOW
                                                                               ------   ------
1995
  Fourth Quarter (from November 7, 1995).....................................  $2.50    $1.125
1996
  First Quarter..............................................................  $4.312   $1.875
  Second Quarter.............................................................  $7.75    $3.50
  Third Quarter..............................................................  $5.875   $3.50
  Fourth Quarter (through October 29, 1996)..................................  $5.25    $4.125

     On October 29, 1996, the last sale price of the Common Stock, as reported on the Nasdaq SmallCap Market, was $4.4375 per share.

     As of August 31, 1996, there were 2,279 shareholders of record of the Company's Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data as of December 31, 1994 and for the period from June 15, 1994 (date of incorporation) to December 31, 1994 ("Partial Year 1994") and as of December 31, 1995 and for the fiscal year ended December 31, 1995, have been derived from the audited consolidated financial statements of the Company, which, together with the notes thereto and the related report of KPMG Peat Marwick LLP, independent certified public accountants, which is based partially upon the report of other auditors, are included elsewhere in this Prospectus. The Company's consolidated financial statements as of June 30, 1995 and 1996 and for the six months ended June 30, 1995 and 1996, respectively, have not been audited; however, in the opinion of the Company, the selected consolidated financial data as of such dates and for such periods include all adjustments, including all normal recurring adjustments, necessary for a fair presentation of the data. The results for the six months ended June 30, 1996 are not necessarily indicative of results to be expected for the full fiscal year ending December 31, 1996. The selected consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements of the Company and the related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                      SIX MONTHS
                                                                   YEAR ENDED       ENDED JUNE 30,
                                                       PARTIAL    DECEMBER 31,     -----------------
                                                      YEAR 1994       1995          1995      1996
                                                      ---------   ------------     -------   -------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenue:
  Software..........................................   $   153      $  5,136       $ 2,146   $ 3,152
  Services..........................................        --         3,564         1,607     4,115
                                                      ---------   ------------     -------   -------
          Total revenue.............................       153         8,700         3,753     7,267
                                                      ---------   ------------     -------   -------
Cost of revenue:
  Software..........................................        65           536           151       312
  Services..........................................        --         2,082           793     2,223
                                                      ---------   ------------     -------   -------
          Total cost of revenue.....................        65         2,618           944     2,535
                                                      ---------   ------------     -------   -------
Gross profit........................................        88         6,082         2,809     4,732
Operating expenses:
  Sales and marketing...............................       186         3,435         1,478     1,681
  Research and development..........................       192         1,928           828       605
  General and administrative........................       980         4,337         1,814     1,845
  Other.............................................        --         5,335(1)         --        --
                                                      ---------   ------------     -------   -------
Operating earnings (loss)...........................    (1,270)       (8,953)       (1,311)      601
Losses of affiliate, net(2).........................        (2)       (1,002)         (448)       --
Interest income (expense), net......................         7          (168)          (85)     (235)
                                                      ---------   ------------     -------   -------
Earnings (loss) before income taxes.................    (1,265)      (10,123)       (1,844)      366
Income tax (expense) benefit........................        --           140           (45)       --
                                                      ---------   ------------     -------   -------
Net earnings (loss).................................   $(1,265)     $ (9,983)      $(1,889)  $   366
                                                       =======    ==========       =======   =======
Net earnings (loss) per common share and common
  share equivalent..................................   $  (.08)     $   (.64)      $  (.12)  $   .02
                                                       =======    ==========       =======   =======
Weighted average number of common shares and common
  share equivalents outstanding.....................    15,500        15,653        15,500    18,689

                                                                 DECEMBER 31,  DECEMBER 31,  JUNE 30,
                                                                     1994          1995        1996
                                                                 ------------  ------------  --------
CONSOLIDATED BALANCE SHEET DATA:
Working capital (deficit)......................................     $  (56)      $  2,743    $  2,498
Total assets...................................................      9,974         21,734      22,168
Total long-term debt...........................................         --          8,034       7,040
Total liabilities..............................................        237         10,805      10,546
Shareholders' equity...........................................      9,737         10,929      11,622

---------------

(1) Other expenses include (i) purchased in-process research and development expense of approximately $3,605,000, resulting from HIE increasing its ownership interest in HCI to 100% effective December 31, 1995; (ii) a $1,430,000 reduction in goodwill related to DataView, which was impaired as a result of a change in HIE's strategic direction with respect to DataView; and (iii) a $300,000 expense to fully reserve the cost of an option purchased by HIE in 1994 to acquire the remaining ownership interest in DataView not held by HIE. See "Recent Developments" and Notes 3 and 13 of Notes to Consolidated Financial Statements.
(2) Losses of affiliate, net includes the operating losses of CHS, which was a development stage company with no history-to-date revenue and solely financed by loans from HIE through December 4, 1995. See
     "Business -- Organizational Structure -- Entrepreneurial Business Units." It also includes HIE's 44% equity interest in the after-tax earnings (losses) of HCI from October 27, 1994 (the date of HIE's initial investment in HCI) to December 31, 1994 and the minority interest in HCI's after-tax earnings (losses) during 1995 as a result of HIE increasing its equity interest in HCI during 1995. See "Business -- Organizational
     Structure -- Entrepreneurial Business Units."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section, as well as in the sections entitled "Risk Factors" and "Business."

OVERVIEW

     The Company was incorporated in Georgia on June 15, 1994 and was, until the Spin-Off on November 6, 1995, a wholly-owned subsidiary of the Former Parent. In conjunction with its subsidiaries HCI and IHS and its affiliate CHS, the Company is a leading provider of enterprise-wide clinical information management solutions to emerging IDNs.

     The Company generates revenue from licensing clinical information software tools and products and providing related system design, integration, implementation, support, training and consulting services as shown below.

     HCI. HCI develops and markets software tools and products and provides related services to the healthcare industry. HCI presently contributes the majority of HIE's consolidated revenue through the Cloverleaf integration engine software license fees and related implementation, maintenance and education fees. Software licenses are granted on a perpetual basis for a one-time, upfront fee. Implementation fees are based on actual hours of implementation service at standard hourly rates. Software maintenance agreements are generally one-year renewable service contracts for a prepaid standard fee. HCI charges a standard per-student amount for its education classes.

     IHS. IHS is a service company dedicated to providing healthcare information solutions. IHS' revenue contribution to HIE has rapidly increased since its formation in early 1995. IHS provides clinical and other information solutions through the use of both proprietary and third-party software tools and by providing related consulting, system design and integration services. Software licenses and sublicenses are generally granted on a perpetual basis for a one-time, upfront fee. Services are generally provided for fixed fees based on estimated hours of service to be provided at standard hourly rates.

     CHS. CHS is a healthcare decision support software and related services company. CHS provides enterprise management and other decision support products through the use of both proprietary and third-party software tools. The Company does not currently consolidate the revenue of CHS. However, on July 30, 1996, the Company entered into an agreement in principle with Massey Burch which contemplates that the Company may acquire a majority interest in CHS. See "Recent Developments."

     The Company expects the following external factors to affect the market for healthcare information systems tools, products and services in future years: (i) the continued and accelerated emergence of IDNs; (ii) the shift from the traditional fee-for-service reimbursement system to the capitated payment system for healthcare services; (iii) the growing importance of comprehensive clinical information in the managed patient care environment; (iv) the introduction of cost accounting to the healthcare delivery system; and (v) the growing world-wide need to control the cost of quality healthcare.

     Software revenue is generally recognized upon shipment in accordance with Statement of Position 91-1, Software Revenue Recognition. Service revenue is recognized as the work is performed or, in the case of a fixed fee contract, on the percentage of completion basis, even though some services are prepaid.

     The Company's consolidated balance sheets include assets designated as purchased software and capitalized software development costs. Purchased software originates from purchases by HIE of proprietary software tools developed by third parties and prepaid license fees for software tools to be distributed by HIE on a non-exclusive basis. Certain costs of HIE proprietary software developed internally are capitalized in accordance with generally accepted accounting principles. The costs of individual software tools or products are being amortized ratably based on the projected revenue associated with the related software or on a straight-line basis over five years, whichever method results in a higher level of amortization.

     The excess of cost over net assets of acquired businesses (goodwill) is being amortized over a period of fifteen years. At each balance sheet date, the Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. At the end of 1995, the Company wrote off goodwill related to its investment in DataView in the amount of $1.4 million to reflect the impairment of such goodwill resulting from a change in the Company's strategic direction with respect to DataView. See Notes 3 and 13 of Notes to Consolidated Financial Statements.

RECENT DEVELOPMENTS

     On October 23, 1996, the Company announced that its consolidated revenue for the three months ended September 30, 1996 was $4.0 million compared to $2.1 million for the three months ended September 30, 1995, representing a 90% increase. Net earnings for the third quarter of 1996 increased to $280,000, or $.01 per share, compared to a net loss of $1.2 million, or $.08 per share, in the third quarter of 1995. For the nine-month period ended September 30, 1996, consolidated revenue was $11.2 million, compared to $5.8 million for the nine-month period ended September 30, 1995, representing a 92% increase. Net earnings for the first three quarters of 1996 were $646,000, or $.03 per share, compared to a net loss of $3.1 million, or $.20 per share, for the comparable prior year period. These results are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 1996, but include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its results of operations for such periods.

     Each of the Company and Massey Burch currently holds less than 1% of the CHS common stock and an 8% convertible debenture which is convertible into 32% of the CHS common stock on a fully diluted basis. See
"Business -- Organizational Structure -- Entrepreneurial Business Units." On July 30, 1996, the Company and Massey Burch entered into an agreement in principle which contemplates the purchase by the Company of an option to acquire Massey Burch's investment in CHS. The option as currently proposed would be exercisable at any time during the period from December 31, 1996 through June 30, 1997, with the option exercise price to be payable through the issuance of the greater of 416,666 shares of the Company's Common Stock or the equivalent number of shares having a fair market value of $2 million at the time the option is exercised. The agreement in principle contemplates that, as consideration for the grant of this option, the Company will issue to Massey Burch a warrant to purchase 50,000 shares of the Company's Common Stock at fair market value as of the date of grant. The agreement further contemplates that Massey Burch will be granted registration rights with respect to both the shares of Common Stock underlying the warrant and the shares issuable upon the Company's exercise of the proposed option. Massey Burch will continue to be subject to its commitment to fund CHS up to a maximum of $2 million, of which Massey Burch has funded $1.4 million as of August 31, 1996. The transactions contemplated by the agreement in principle are subject to negotiation and execution of definitive agreements and other customary conditions, as well as certain rights of first refusal in favor of CHS and other CHS shareholders. There can be no assurance that definitive agreements will be entered into or, even if entered into, that the transaction will be consummated as described above or that the Company would exercise an option to acquire Massey Burch's interest in CHS. See Note 13 of Notes to Consolidated Financial Statements.

     On June 12, 1996, HIE entered into an agreement effective April 1, 1996, with DataView, a majority-owned subsidiary acquired on July 22, 1994, providing for a restructuring of the relationship between HIE and DataView due to a change in HIE's strategic direction with respect to DataView. This agreement provides, among other things, for a reduction in HIE's equity interest in DataView from 61.5% to 19.5% and perpetual royalty-free rights and licenses for HIE to use DataView's clinical image management technology in HIE's service business. See "Business -- Licenses and Distribution Agreements." Accordingly, subsequent to March 31, 1996, DataView is no longer an EBU and DataView's financial position, results of operations and cash flows will no longer be included in HIE's consolidated financial statements. See Note 13 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the relative revenue contributions of the EBUs to the Company as a whole expressed as percentages of total revenue, unless otherwise indicated:

                                                   PERCENT OF TOTAL REVENUE (UNLESS OTHERWISE
                                                                   INDICATED)
                                               ---------------------------------------------------
                                                                                    SIX MONTHS
                                                                                       ENDED
                                                                 YEAR ENDED          JUNE 30,
                                               PARTIAL YEAR     DECEMBER 31,     -----------------
                                                   1994             1995          1995       1996
                                               ------------     ------------     ------     ------
    HCI(1)...................................       N/A                75%           84%        56%
    IHS(2)...................................         3%               18             7         42
    DataView(3)..............................        97                 7             9          2
                                                   ----            ------        ------     ------
              Total revenue -- %.............       100%              100%          100%       100%
                                                   ====            ======        ======     ======
              Total revenue -- 000's.........      $153            $8,700        $3,753     $7,267
                                                   ====            ======        ======     ======

---------------

(1) HCI has been in business since 1991. HCI reported revenue of $336,734, $863,290 and $5.1 million in 1992, 1993 and 1994, respectively, and operating income (loss) of $(233,065), $(632,340) and $1.8 million for the corresponding periods, respectively. HIE acquired 100% ownership interest in HCI through a three-step acquisition of a 44% interest in October 1994, an additional 13% interest in May 1995 and the remaining 43% interest effective December 31, 1995. Accordingly, HCI's 1994 operating results were not consolidated with those of HIE in 1994, but were included in HIE's 1995 consolidated financial statements effective January 1, 1995.
(2) IHS was incorporated on May 30, 1995, but the above table reflects its operating results for its start-up activities during Partial Year 1994, the year ended December 31, 1995 and for the six month periods ended June 30, 1995 and 1996.
(3) DataView has been in business since 1990. See the "Recent Developments" section above for recent developments in the relationship between DataView and HIE.

     The following table sets forth, for the periods indicated, certain items from the Company's Consolidated Statements of Operations expressed as percentages of total revenue:

                                                             CONSOLIDATED STATEMENTS OF OPERATIONS
                                                         ---------------------------------------------
                                                                                          SIX MONTHS
                                                                                             ENDED
                                                                         YEAR ENDED        JUNE 30,
                                                         PARTIAL YEAR   DECEMBER 31,     -------------
                                                             1994           1995         1995     1996
                                                         ------------   ------------     ----     ----
Revenue:
  Software.............................................       100%            59%         57 %     43 %
  Services.............................................        --             41          43       57
                                                             ----           ----         ---      ---
          Total revenue................................       100            100         100      100
                                                             ----           ----         ---      ---
Cost of revenue:
  Software.............................................        42             10           7       10
  Services.............................................        --             58          49       54
                                                             ----           ----         ---      ---
          Total cost of revenue........................        42             30          25       35
                                                             ----           ----         ---      ---
Gross profit...........................................        58             70          75       65
Operating expenses:
  Sales and marketing..................................       122             40          40       23
  Research and development.............................       125             22          22        9
  General and administrative...........................       641             50          48       25
  Other................................................        --             61          --       --
                                                             ----           ----         ---      ---
          Operating earnings (loss)....................      (830)          (103)        (35 )      8
Losses of affiliate....................................      (102)           (13)        (13 )     --
Minority interest......................................        --              2           1       --
Interest income (expense)..............................         4             (2)         (2 )     (3 )
Equity in earnings of affiliate........................       101             --          --       --
                                                             ----           ----         ---      ---
  Earnings (loss) before income taxes..................      (827)          (116)        (49 )      5
Income tax (expense) benefit...........................        --              1          (1 )     --
                                                             ----           ----         ---      ---
          Net earnings (loss)..........................      (827)%         (115)%       (50 )%     5 %
                                                             ====           ====         ===      ===

  Comparison of Six Months Ended June 30, 1996 to Six Months Ended June 30, 1995

     Revenue. Consolidated revenue was $7.3 million for the six months ended June 30, 1996 compared to $3.8 million for the six months ended June 30, 1995, an increase of 94%, even though DataView's revenue is no longer included in the Company's consolidated revenue effective April 1, 1996 as discussed above. During the first half of 1996, 56% of the Company's consolidated revenue was attributable to software license fees for the Cloverleaf integration engine software tool and related services as compared to 84% for the first half of 1995. The Company completed development of or acquired and began marketing additional software tools, acquired distribution rights to other software tools and expanded the system design and integration services capability of IHS during 1995. While revenue from integration engine license fees and related services increased, the general availability of these new software tools and the growth of IHS to meet the demand by IDNs for clinical information solutions were primarily responsible for the Company's increased revenue for the six months ended June 30, 1996.

     Cost of Revenue. Cost of revenue includes, among other things, compensation of service personnel, travel and software royalties and amortization. The cost of revenue was $2.5 million for the six months ended June 30, 1996 compared to $944,000 for the six months ended June 30, 1995, an increase of 169%. The increase in cost of revenue from 25% of revenue to 35% of revenue between the first half of 1995 and the first half of 1996 is primarily attributable to the shift in revenue mix toward services and cost inefficiencies associated with the rapid growth of IHS' service organization to handle the increased demand for its system design and integration services.

     Gross Profit. The Company's gross profit increased to $4.7 million for the six months ended June 30, 1996 from $2.8 million for the six months ended June 30, 1995, an increase of 68%. Gross profit as a percent of revenue decreased to 65% for the first half of 1996 compared to 75% for the first half of 1995, due to a shift in revenue mix. The revenue mix shifted from 57% software and 43% service for the first half of 1995 to 43% software and 57% service for the first half of 1996. The main reason for the shift was the increase in system design and integration services provided by IHS. While software revenue, which has relatively high gross profit margins, increased to $3.2 million for the six months ended June 30, 1996 from $2.1 million for the six months ended June 30, 1995, a 47% increase, service revenue, which normally has lower gross profit margins than software, increased to $4.1 million for the six months ended June 30, 1996 from $1.6 million for the six months ended June 30, 1995, or 156%. The Company expects its consolidated revenue mix to approximate 50% software and 50% service for the foreseeable future.

     Sales and Marketing. Sales and marketing expense includes, among other things, compensation of sales and marketing personnel, sales commissions, travel and advertising. Sales and marketing expense was $1.7 million for the six months ended June 30, 1996 compared to $1.5 million for the six months ended June 30, 1995, an increase of 14%, due primarily to the net effect of increased sales personnel costs, sales commissions and travel expenses associated with increased sales staffing and the increase in revenue, offset in part by the exclusion of DataView from the Company's consolidated operating results for the second quarter of 1996 as discussed above. Sales and marketing expense as a percent of revenue decreased from 40% for the first half of 1995 to 23% for the first half of 1996, reflecting the increased productivity of the Company's internal sales force and its distributors.

     Research and Development. Research and development expense includes, among other things, compensation of research and development personnel, depreciation and lease expense of development equipment and travel. Research and development expense was $605,000 for the six months ended June 30, 1996 compared to $828,000 for the six months ended June 30, 1995, representing a 27% decrease, due primarily to the capitalization of internally developed software costs totaling $445,000 and secondarily to the exclusion of DataView from the Company's consolidated operating results for the second quarter of 1996 as discussed above. No such costs qualified for capitalization under generally accepted accounting principles in the first half of 1995.

     General and Administrative. General and administrative expense includes, among other things, compensation of finance, accounting and administrative personnel, goodwill amortization, office rent and insurance. General and administrative expense was approximately $1.8 million for both the six months ended June 30, 1996 and 1995. The slight decrease of $31,000 between the two periods was due primarily to the net effect of (i) increased goodwill amortization related primarily to the step acquisition of HCI during 1995; (ii) identifiable expenses of being a new public company; (iii) increased IHS administrative staffing costs to support IHS' current and projected growth; (iv) decreased staffing, outside service expense and other administrative costs at HCI resulting from cost control measures initiated during the fourth quarter of 1995 and the first quarter of 1996; and (v) the exclusion of DataView from the Company's consolidated operating results for the second quarter of 1996 as discussed above.

     Losses of Affiliate. Losses of affiliate, which resulted from the Company's commitment to fund CHS, totaled $468,000 in the first half of 1995. The December 1995 transaction with Massey Burch provided for a sharing of the Company's funding commitment to CHS and has had the additional result of relieving the Company of the requirement to report a loss from CHS in the first half of 1996.

     Minority Interest. The minority interest in net loss of subsidiary totaling $20,000 in the first half of 1995 related to HCI, and such minority interest is no longer applicable as a result of HIE's increased ownership interest in HCI to 100% effective December 31, 1995.

     Interest Expense, Net. Net interest expense increased to $235,000 for the six months ended June 30, 1996 from $85,000 for the six months ended June 30, 1995, representing a 176% increase. This increase relates primarily to the net effect of (i) increased interest expense associated with financing the increased HCI ownership interest referred to above; (ii) increased interest expense related to additional HCI debt incurred to finance a prepaid exclusive reseller's license for screen scraping technology during the second quarter of 1995; and (iii) reduced HCI interest expense under a financing agreement renegotiated at a lower interest rate effective January 1, 1996.

     Income Taxes. The Company has no provision for income taxes for the six months ended June 30, 1996 due to the utilization of available net operating loss carryforward benefits. The income tax expense of $45,000 for the six months ended June 30, 1995 relates to HCI, which filed a separate income tax return prior to HIE increasing its ownership interest in HCI to 100% effective December 31, 1995.

 Comparison of Year Ended December 31, 1995 to Period from Inception (June 15,
 1994) to December 31, 1994

     Revenue. HIE's consolidated revenue for the year ended December 31, 1995 increased to $8.7 million due primarily to the acquisition of HCI, which had revenue of $5.1 million for 1994, and secondarily to the growth of both HCI and IHS. Consolidated revenue for Partial Year 1994 was $153,000, due primarily to the July 1994 acquisition of the teleradiology computer system operations of DataView.

     Cost of Revenue. The cost of revenue was $2.6 million in the year ended December 31, 1995 compared to $65,000 in Partial Year 1994, representing a decrease in cost of revenue to 30% of revenue in the year ended December 31, 1995 from 42% of revenue in Partial Year 1994. This decrease was attributable to the net effect of the addition of HCI's relatively low-cost software revenue in 1995, offset somewhat by the addition and growth of both HCI's and IHS' service businesses in 1995.

     Gross Profit. HIE's gross profit was $6.1 million in the year ended December 31, 1995 compared to $88,000 in Partial Year 1994, representing an increase in gross profit as a percent of revenue to 70% for the year ended December 31, 1995 from 58% for Partial Year 1994, due primarily to the higher margin HCI business being included in the 1995 operating results.

     Sales and Marketing. Sales and marketing expense was $3.4 million in the year ended December 31, 1995 compared to $186,000 in Partial Year 1994, representing an increase of $3.2 million. The majority of this increase was attributable to the consolidation of HCI's operating results with HIE effective January 1, 1995 pursuant to HIE's acquisition of a majority interest in HCI during 1995. Even though HCI's operating results were not consolidated with HIE in Partial Year 1994, HCI's sales and marketing expense increased between 1994 and 1995 due to (i) the increased size of the internal sales force to supplement the efforts of the distributor channel; (ii) increased domestic and international market research expense; (iii) increased sales and marketing collateral material expense; and (iv) increased sales-related expenses, such as sales commissions and travel, associated with HCI's $1.6 million increase in revenue. IHS increased sales and marketing expense between 1994 and 1995 due to increased staffing of its direct sales force and increased sales commissions and sales-related expenses, such as travel, advertising and brochures, related to a $1.6 million increase in its revenue. The remainder of the increased sales and marketing expense was due to the timing of the Company's acquisition of DataView in 1994.

     Research and Development. Research and development expense was $1.9 million in the year ended December 31, 1995 compared to $192,000 in Partial Year 1994, representing an increase of $1.7 million. The majority of the increase was attributable to the consolidation of HCI's operating results with HIE effective January 1, 1995 pursuant to HIE's acquisition of a majority interest in HCI during 1995. Even though HCI's operating results were not consolidated with HIE in Partial Year 1994, the increase in HCI's research and development expense between 1994 and 1995 was due to increased staffing associated with porting HCI's Cloverleaf integration engine to several other platforms. IHS increased research and development expense due to increased staffing for the Clinical Assessment and Support System ("CASS") software tool development. The remainder of the increased research and development expense was due to the timing of the Company's acquisition of DataView in 1994.

     General and Administrative. General and administrative expense was $4.3 million in the year ended December 31, 1995 compared to $980,000 in Partial Year 1994, representing an increase of $3.4 million. A majority of the increase was attributable to the consolidation of HCI's operating results with HIE effective January 1, 1995 pursuant to HIE's acquisition of a majority interest in HCI during 1995. Even though HCI's operating results were not consolidated with HIE in 1994, HCI's general and administrative expense increased between 1994 and 1995 due primarily to increased general and administrative infrastructure expense to handle anticipated future growth. HIE's general and administrative expense increased due to increased goodwill amortization related to the acquisitions of HCI and DataView and the increased cost of building the HIE corporate infrastructure, including allocated general and administrative expenses from the Former Parent. The remainder of the increased general and administrative expense was due to the cost of building the IHS general and administrative infrastructure to handle anticipated future growth and the timing of the Company's acquisition of DataView in 1994.

     Purchased In-Process Research and Development. In conjunction with HIE's 43% increase in its ownership interest in HCI to 100% effective December 31, 1995, approximately $3.6 million of the purchase price was allocated to purchased in-process research and development and expensed during the year ended December 31, 1995 in accordance with generally accepted accounting principles.

     Goodwill Impairment and Investment Option Reserve. At the end of 1995, goodwill of $1.4 million attributable to DataView was written off to reflect an impairment of such goodwill resulting from a change in HIE's strategic direction with respect to DataView. For the same reason, HIE established a $300,000 reserve to fully reserve the cost of HIE's option to increase its ownership interest in DataView to 100%.

     Losses of Affiliate. CHS was a development stage enterprise with no history-to-date revenue through early 1996. CHS was solely funded by loans from HIE until early December 1995, at which time Massey Burch began to share HIE's funding commitment to CHS. Accordingly, all of CHS' operating losses up to HIE's $1.3 million history-to-date advances to CHS were recorded by HIE as losses of affiliate. The substantial increase in losses of affiliate during 1995 was due to the fact that the Company's investment in CHS occurred near the end of 1994.

     Interest Expense, Net. Interest expense relates primarily to an HCI vendor financing agreement for the prior year development of its integration engine technology. The interest income relates primarily to interest earned on consolidated cash balances.

     Income Taxes. HIE's income tax benefit for the year ended December 31, 1995 represents the income tax benefit that can be realized by HCI through carry-back claims against HCI's 1994 income taxes paid.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain operating results for each of the eight quarters ended June 30, 1996. This unaudited quarterly information has been prepared on the same basis as the audited information set forth in the consolidated financial statements contained elsewhere herein and includes all adjustments (consisting only of normal recurring adjustments) necessary, in the opinion of the Company, for a fair presentation of the information for the periods presented.

     Results of operations have fluctuated and may continue to fluctuate significantly from quarter to quarter as a result of a number of factors, including (i) contract terms and the volume and timing of system sales and customer acceptances; (ii) customer purchasing patterns, order cancellations and rescheduling of system installations; (iii) the mix of direct and indirect sales; (iv) the mix of higher-margin software revenue and lower-margin service revenue; (v) the actions of competitors; and (vi) the timing of acquisitions and divestitures. Accordingly, the Company's future operating results are likely to be subject to significant variability from quarter to quarter and could be adversely affected in any particular quarter. The Company's total revenue and results of operations may also be affected by seasonal trends including the possibility of higher revenue in the Company's fourth quarter and lower revenue in its first three quarters as a result of many customers' annual purchasing and budgetary practices and the Company's sales commission practices which rely in part on annual quotas. As a result, the Company believes that period-to-period comparisons of its revenues and results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. Due to the foregoing factors, it is possible that the Company's operating results will be below the expectations of public market analysts and investors.

                                                                   THREE MONTHS ENDED
                        ---------------------------------------------------------------------------------------------------------
                        SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                            1994            1994         1995        1995         1995            1995         1996        1996
                        -------------   ------------   ---------   --------   -------------   ------------   ---------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue................    $    73        $     80      $ 1,869    $  1,884      $ 2,077        $  2,870      $ 3,530    $  3,737
Cost of revenue........         29              36          400         544          828             846        1,243       1,292
                           -------         -------      -------     -------      -------         -------      -------     -------
Gross profit...........         44              44        1,469       1,340        1,249           2,024        2,287       2,445
Operating expenses:
  Sales and
    marketing..........         73             113          577         901          946           1,011          813         868
  Research and
    development........         67             125          392         436          545             555          323         282
  General and
    administrative.....        246             676          932         882        1,100           1,423          928         917
  Other................         --              --           --          --           --           5,335           --          --
                           -------         -------      -------     -------      -------         -------      -------     -------
Operating earnings
  (loss)...............       (342)           (870)        (432)       (879)      (1,342)         (6,300)         223         378
Losses of affiliate....         --            (156)        (213)       (255)        (288)           (388)          --          --
Minority interest......         --              --          (59)         79          143             (21)          --          --
Interest income
  (expense), net.......          1               6          (33)        (52)         (51)            (32)        (113)       (122)
Equity in earnings of
  affiliate............         --             154           --          --           --              --           --          --
                           -------         -------      -------     -------      -------         -------      -------     -------
  Earnings (loss)
    before income
    taxes..............       (341)           (866)        (737)     (1,107)      (1,538)         (6,741)         110         256
Income tax (expense)
  benefit..............         --              --          (70)         25          327            (142)          --          --
                           -------         -------      -------     -------      -------         -------      -------     -------
         Net earnings
           (loss)......    $  (341)       $   (866)     $  (807)   $ (1,082)     $(1,211)       $ (6,883)     $   110    $    256
                           =======         =======      =======     =======      =======         =======      =======     =======
Net earnings (loss) per
  weighted average
  shares and share
  equivalents
  outstanding..........    $  (.02)       $   (.06)     $  (.05)   $   (.07)     $  (.08)       $   (.43)     $   .01    $    .01
                           =======         =======      =======     =======      =======         =======      =======     =======
Weighted average shares
  and share equivalents
  outstanding..........     15,500          15,500       15,500      15,500       15,500          16,000       18,117      18,903

LIQUIDITY AND CAPITAL RESOURCES

     From inception through the Spin-Off, the Company financed both its operations and its investments in EBUs primarily through equity investments by the Former Parent, which totaled $22.0 million and $11.0 million at December 31, 1995 and 1994, respectively. Following the Spin-Off, the Former Parent has had no obligation to make additional advances or equity infusions in the Company. Since the Spin-Off, the Company has funded its operations and acquisitions and investments in EBUs through internally generated funds or the issuance of debt and equity. The Company's plans for future working capital and other capital requirements are discussed below.

     The Company has working capital of $2.5 million at June 30, 1996 compared to $2.7 million at December 31, 1995. Cash decreased $1.2 million during the first half of the year ending December 31, 1996 compared to a $1.3 million increase during the first half of the year ended December 31, 1995 for the reasons discussed below.

     Net cash provided by operating activities totaled $958,000 for the first half of the year ending December 31, 1996 compared to net cash used in operating activities of $2.3 million for the first half of the year ended December 31, 1995. The $3.2 million total variance between the two periods reflects increased cash flow from the net earnings recorded in the first half of the year ending December 31, 1996 compared to the net loss in the first half of the year ended December 31, 1995 and various changes in the components of working capital, most notably increases in deferred service revenue and accounts payable offset somewhat by increased trade accounts receivable due to increased revenue and higher days revenue in accounts receivable.

     Net cash used in investing activities was $1.3 million for the first half of the year ending December 31, 1996 compared to $1.7 million for the first half of 1995. During the first half of the year ending December 31, 1996, the Company made a higher level of payments for a third-party developed software tool and prepaid licenses for other software tools. As previously discussed, the Company capitalized $445,000 of internally developed software costs during the first half of the year ending December 31, 1996. The decrease in capital expenditures reflects the Company's current preference for leasing, versus purchasing, computer equipment. The acquisition of business in the first half of the year ended December 31, 1995 relates to HCI as previously discussed.

     Net cash used in financing activities was $873,000 during the first half of the year ending December 31, 1996 compared to net cash provided by financing activities of $5.3 million during the first half of 1995. Prior to the Spin-Off, the Former Parent funded HIE's operations and investments as reflected in the $5.3 million capital contribution during the first half of the year ended December 31, 1995. The long-term debt payments shown in the first half of the year ending December 31, 1996 primarily relate to the payoff of the $1.1 million note payable associated with the HCI step-acquisition effective December 31, 1995. The proceeds from the issuance of common stock relate to the exercise of stock options held by employees of the Former Parent.

     The Company has $1.7 million of debt financing maturing over the next twelve months, of which $1.1 million could be satisfied with HCI's products and/or services at the lender's option. During May 1996, HCI renewed its $1.0 million line of credit with a bank on similar terms and conditions as the expiring line of credit with said bank. The Company is currently pursuing, but has no commitment to receive, at least a $2.0 million line of credit from a bank or a financial institution for unanticipated working capital needs. Potential future sources of long-term financing include additional public or private offerings by the Company or a public or private offering by one or more EBUs, depending on the Company's or EBU's actual and planned performance and the conditions in the equity market at the time. However, there can be no assurance that such financings could be consummated on terms acceptable to the Company, if at all. The Company believes that current available cash, the net proceeds from this Offering and anticipated cash flow from operating activities will be sufficient to meet the Company's capital requirements, including the payment of all maturing debt in cash and its remaining funding commitment to CHS, for at least the next twelve months and for the foreseeable future.

     In 1995, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 121 ("SFAS 121"), Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of, and No. 123 ("SFAS 123"), Accounting for Stock-based Compensation, both of which standards are effective in 1996. The Company does not expect the effect of the adoption of SFAS 121 to be material. The Company has not yet quantified the expected effect of the adoption of SFAS 123 disclosure.

                                    BUSINESS

INTRODUCTION

     The Company is a leading provider of enterprise-wide clinical information management solutions to emerging IDNs. The Company employs advanced technology to develop the software tools and applications that enable the creation of the computer-based patient record ("CPR") and related enterprise-wide management decision support systems, and which leverage investments in existing information systems. The Company's tools, products and services provide: (i) enterprise-wide integration of information systems and indexing of patient records; (ii) clinical information integration and decision support at the point-of-care; and
(iii) management decision support systems based upon access to comprehensive enterprise-wide clinical, financial and other information. The Company's solutions enable its customers to reduce the cost of delivering healthcare through increased productivity and to improve the quality of care through analysis of outcomes and continuous improvement of patient care processes.

INDUSTRY BACKGROUND

     Over the past two decades, healthcare costs have risen dramatically relative to the overall rate of inflation, exceeding $1 trillion in 1995. Historically, reimbursement for healthcare services provided by hospitals, physicians, clinics and other healthcare organizations has been based on a fee-for-service model of payment. With increasing pressure to reduce costs, managed care organizations and other payers are shifting the economic risk of the delivery of care to providers through alternative reimbursement models, including capitation and fixed fees. In response to the changing reimbursement environment, healthcare organizations such as hospitals, multi-specialty physician groups, laboratories, pharmacies, home health services and nursing homes are integrating horizontally and vertically to create IDNs. IDNs, often dominated by large hospitals, are designed to serve all of the healthcare needs of local or regional populations while achieving economies of scale. Large metropolitan areas are increasingly being served by only a few IDNs where once many hospitals and physicians competed for patients. In addition, the pressure to reduce the costs of healthcare delivery has resulted in a trend toward an increasing percentage of healthcare being delivered on an outpatient as opposed to an inpatient basis.

     In order for IDNs to lower healthcare delivery costs while improving the quality of patient care, they need access to detailed clinical and management information that enables providers within the IDN to (i) manage the patient care process across multiple delivery sites; (ii) analyze the appropriateness of diagnoses, treatments and resource utilization; (iii) compare provider practices and clinical outcomes; (iv) monitor performance under managed care contracts;
(v) monitor practice patterns of providers; and (vi) support communications among members of the care team. An integral element of this process is the CPR, an electronic patient record that resides in a system specifically designed to support users by providing access to complete and accurate data, alerts, reminders, clinical decision support systems, links to medical libraries and other aids. Creation of the CPR requires three key technologies: integration of disparate information systems; indexing of patient information across the IDN; and decision support systems that access information at the point-of-care and on an enterprise-wide level. With the development of the CPR and related management decision tools, providers will have immediate on-line access to more comprehensive patient care information across multiple delivery sites to guide them in controlling healthcare costs, improving patient outcomes and facilitating responsiveness to competitive and regulatory challenges in the healthcare market. The implementation of a multi-entity, multi-site CPR is extremely complex given the different technologies, information strategies and legacy systems of the entities comprising an IDN.

HIE'S HEALTHCARE INFORMATION SOLUTIONS

     The Company's tools, products and services directly address the healthcare industry's need for the creation of the CPR and decision support systems based on comprehensive, enterprise-wide clinical, financial and other information. The Company's use of advanced technology and an open architecture allows its customers to leverage investments in existing information systems and employ best-of-breed technology strategies. The Company believes that it is well-positioned to meet the information needs of emerging IDNs and furthermore that its tools, products and services will serve as a platform from which the next generation information systems will be created.

     The Company offers comprehensive system design, integration, implementation and other services related to its software tools and products. The Company believes that each customer's needs will vary according to its existing technology infrastructure and healthcare delivery requirements. As a result, the Company's philosophy is to work jointly with each customer to identify the tools and products needed to best meet its requirements. The Company seeks to establish long-term relationships with its customers and to obtain recurring revenue from multiple projects undertaken with each customer.

     The Company's tools, products and services fall into three broad areas, each of which represents a critical component of the CPR: (i) integration and patient indexing tools, which provide enterprise-wide communication and connectivity; (ii) clinical workstation tools, which bring clinical information to the providers at the point-of-care; and (iii) enterprise management tools, which create decision support systems based on comprehensive enterprise-wide clinical, financial and other information. The following chart illustrates the relationships among these areas:

                      Omitted Graphic and Image Material


        The following is a narrative description of graphic and image material contained in the printed version of the prospectus which has been omitted from the version of the prospectus filed electronically.

        A chart consisting of (i) on the left side of the page, a box containing the heading "Integration Tools," under which are listed the following: "Cloverleaf Integration Engine," "Cloverleaf Gateway," "Compass Screen Scraper" and "Express Terminal Emulator;" (ii) on the right side of the page, a box containing the heading "Clinical Workstation Tools," under which are listed the following: "Clinical Assessment and Support," "Desktop Integration," Clinical Imaging," "Document Imaging," Workflow" and "Internet Connection;" (iii) in the center of the page below the aforementioned boxes, a box containing the heading "Enterprise Management Tools," under which are listed the following: "Clinical," "Financial," "Operational" and "Patient Satisfaction;" and (iv) below the box described in (iii) above, a box containing the heading "Service Solutions," under which are listed the following: "People," "Tools" and "Products." Between the boxes described in
(i) and (ii) above is a picture of a bridge under which appears the caption "Community Person Index ("CPI")."

     Integration Tools. In order to create the comprehensive CPR, it is necessary to draw together a diverse range of data distributed throughout a multitude of computer applications within an IDN. The Company's integration tools and services enable providers to access heterogeneous clinical information located on multiple disparate systems throughout the IDN and elsewhere on a cost-effective, real-time basis. The Company's Community Person Index ("CPI"), working with an integration engine, enables the provider to retrieve patient-specific clinical information from disparate systems and reduce the number of redundant patient records.

     Clinical Workstation Tools. A second critical element of the CPR is the capability to provide access to patient clinical data from a workstation at the point-of-care or elsewhere. The Company has designed its tools, products and services to allow a physician to access clinical information from a single workstation that is equipped with a keyboard, mouse, voice or touch screen. The Company's workflow tools and imaging technologies provide a paperless environment in which physicians can order, monitor and control medical services such as lab tests and pharmacy orders. The Company's workflow products operate over local and wide area networks, intranets and the Internet. A physician with access to such clinical information would be aware of each patient's complete medical history on demand at the point-of-care or elsewhere. The Company believes that providers can use such information to reduce unnecessary treatment and duplicate diagnostic testing and related costs, as well as to improve outcomes.

     Enterprise Management Tools. A third critical element of the CPR is accessible decision support systems. In order to develop enterprise-wide decision support systems, IDNs need tools to (i) extract and analyze financial, operational, clinical and other available data; (ii) deploy the results of the analyses as feedback to physicians to improve protocols, practice standards and guidelines; and (iii) provide feedback to operations managers and executives to monitor and improve operational and financial performance. The Company has designed its enterprise management tools to support financial, operational and clinical analyses including advanced capabilities for automated management, scheduling, and distribution of such information and analyses. The Company believes that these tools can enable provider organizations to both measure and improve the cost efficiency and quality of care.

STRATEGY

     The Company's objective is to become the leading provider of advanced clinical information solutions, tools and related services for the evolving healthcare market. The following are key elements of the Company's strategy:

          Capitalize on Emergence of IDNs. The Company believes that the anticipated rapid growth in clinical information systems expenditures will result from the ongoing formation and growth of IDNs in response to the changing dynamics of the healthcare industry. The Company further believes that both the rapid expansion of IDNs and the shift from the inpatient to the outpatient delivery of healthcare heighten the need for clinical information systems and network integration tools and services. The Company will continue to target the physicians, hospitals and medical centers around which IDNs are forming.

          Focus on High-Value Solutions. The decision by a healthcare provider to replace or substantially upgrade its information systems typically involves a major commitment of capital and an extended review and approval process. The Company's sales philosophy is to shorten the sales process with a "small wins" sales strategy. The Company breaks large healthcare information systems projects into small projects and helps the customer prioritize the smaller projects according to value as measured by return on investment. By demonstrating its capabilities to initially implement smaller projects, the Company believes that its customers will be more likely to retain the Company to implement larger healthcare information systems projects.

          Expand Three-Tiered Distribution. The Company relies on three distribution channels, consisting of direct sales forces at both the HIE and the EBU level and third-party distributors and OEMs, to sell its tools, products and services. The HIE sales force, the members of which the Company refers to as "client partners," are responsible for initiating or expanding customer relationships with the top executives within an organization by identifying one or more projects that would enable HIE to demonstrate the capabilities of its tools, products and services. Secondarily, each EBU has a sales force primarily focused on its tools, products and services. The EBUs' direct sales forces are capable of presenting the entire HIE portfolio of tools, products and services to sales prospects, which can lead to cross-selling opportunities. Finally, the Company also sells its products through distributors and OEMs. The Company intends to aggressively pursue the expansion of its distribution channels by adding additional select third-party channel partners with complementary tool, product and service offerings.

          Provide Technologically Advanced Open Solutions. The Company is committed to being a leading provider of advanced technology solutions and to maintaining its open architecture product strategy. The Company has employed several advanced technologies including object-oriented programming, object management, workflow computing and data warehousing and mining in the development of its CPI, CASS and COPPS tools and products. The Company's tools and products are designed to work in conjunction with a customer's existing systems infrastructure. As a result, customers can readily implement specific, single-product solutions to immediate, or tactical, information systems needs. HIE intends to continue investing in advanced technology solutions that meet the changing information needs of its customers.

          Establish New EBUs through Acquisitions or Internal Development. The Company believes that it is well-positioned to capitalize on the significant growth opportunities which exist in the healthcare information systems industry. In pursuit of such growth opportunities, the Company has established EBUs both through acquisitions and through internal development. Each EBU is a stand-alone business focused on the delivery of specific parts of the Company's overall solutions in a coordinated effort with the other EBUs. The Company believes that the coordinated autonomy of the EBU structure (i) enhances market awareness and presence on multiple fronts; (ii) provides the Company with multiple entry points to sales opportunities; (iii) promotes the rapid development and deployment of new, open architecture core technology that is not burdened by the evolution of legacy system technology; (iv) broadens customer relationships; and (v) facilitates the recruitment of entrepreneurial executive talent. The Company will continue to evaluate potential acquisitions and to consider the development of businesses internally which would enable the Company to continue to improve its information systems solutions for its customers by leveraging existing strengths, adding core technological competencies and expanding its product offerings.

TOOLS, PRODUCTS AND SERVICES

     While the general information needs of IDNs are similar, the individual tools, products and services needed to accomplish specific local community integration are quite diverse. This diversity is due to, among other things, the existing information system infrastructure and the number and capability of technical resources available in the network. Accordingly, HIE offers a modular solution to meet the specific clinical information needs of a particular IDN. One network may only require integration services. Another network may only need clinical imaging. A third network may require HIE's entire clinical information solution. In all situations, HIE helps customers to evaluate their existing information systems and to develop solutions that leverage those systems and technologies in a manner that best fit the customers' needs. These solutions can then form the foundation for the customer's next generation clinical information system. The Company's software tools and products are sold on a per seat, processor and/or site basis and range in unit price from less than $1,000 to $250,000 with a median price of approximately $100,000. The Company prices its services on a per hour or fixed fee basis at hourly rates depending upon the skills of the applicable service personnel and the estimated duration of the service engagement.

     The following table describes the status, features and benefits of the tools and products with which HIE solutions can be built:

            TOOL OR PRODUCT                  RELEASE DATE                            FEATURES/BENEFITS
-----------------------------------------------------------------------------------------------------------------------------
HEALTHCARE COMMUNICATIONS, INC.
      CLOVERLEAF INTEGRATION          January 1995                  Connectivity via standard protocols; data
      ENGINE (UNIX)                                                 recoverability; system monitoring; support for Tcl
                                                                    scripting language.
      CLOVERLEAF GATEWAY (UNIX)       October 1995                  Limited function Cloverleaf code embedded into
                                                                    third-party products to provide connectivity
                                                                    between the third-party products and other
                                                                    applications within the network.
      COMPASS SCREEN SCRAPER          June 1995                     Non-invasive integration with non-message based
      (Windows)                                                     systems.
      EXPRESS SINGLE LOG-ON           August 1996                   Terminal emulator which provides enterprise-wide
      (UNIX/NT, Windows)                                            single log-on function with robust security
                                                                    features.
-----------------------------------------------------------------------------------------------------------------------------
INTEGRATED HEALTHCARE SOLUTIONS, INC.
      COMMUNITY PERSON INDEX          In Beta (expected to be       Integrates master patient indices and demographic
      ("CPI") (UNIX/Windows)          released October 1996)*       data across disparate systems.
      CLINICAL ASSESSMENT AND         May 1996                      Access of clinical information from disparate
      SUPPORT SYSTEM ("CASS") (NT)                                  systems and decision support tools and
                                                                    documentation of the patient encounter from the
                                                                    point-of-care.
      DOCUMENT IMAGE MANAGEMENT       August 1995                   Access to reports, documents and clinical images
      (Windows)                                                     across the network; management of claims
                                                                    processing.
      WORKFLOW MANAGEMENT             August 1995                   Improves efficiency of the process of providing
      (UNIX/NT)                                                     health care; reduces paper work; collects metrics.
      INTRANET AND INTERNET           February 1996                 Provides workflow tools and standard user interface
      WORKFLOW MANAGEMENT (NT,                                      for applications across the intranet; Internet
      Windows)                                                      Cooperative.
      DESKTOP INTEGRATION             June 1996                     Organizes enterprise applications into graphical
      (Windows)                                                     menus; provides single point of security log-ons
                                                                    and centralized control of end-user desktops;
                                                                    allows desktops to be easily customized.
      TELERADIOLOGY COMPUTER          April 1989                    FDA-approved system for point-to-point capture and
      SYSTEM (Windows)                                              transmission of radiological images.
      CLINICAL IMAGE MANAGEMENT       April 1996                    Capture, indexing, storage, retrieval, transmission
      (Windows)                                                     and management of images from radiology,
                                                                    cardiology, pathology and other telemedicine
                                                                    multimedia systems throughout the IDN.
-----------------------------------------------------------------------------------------------------------------------------
CRITERION HEALTH STRATEGIES, INC.
      COPPS INFORMATION MANAGEMENT    May 1996                      Manages the consolidation of a variety of
      TOOLS (UNIX, NT)                                              enterprise data, including financial, clinical and
                                                                    other relevant data, into one point of access.
      COPPS CONSOLE (Windows, NT      May 1996                      Deploys key information analyses throughout the IDN
      Deskstation)                                                  to complete the feedback loop in improving a
                                                                    provider's financial and clinical performance.
      COPPS SURVEY ENGINE             May 1996                      A tool to collect opinion-based information from
      (Windows, NT Deskstation)                                     patients, physicians and employees; provides an IDN
                                                                    with patient feedback on the quality of care.

* The Beta release of the software, which incorporates substantially all of the features and functionality of the planned general availability release of the software, is the first or later production release of the software after the Alpha development version of the software.

Integration Tools

     The Company's integration tools link the information systems of physicians, practice groups, hospitals, payers and other healthcare constituents within local and regional IDNs. The Company's integration tools and products include:

     Cloverleaf Integration Engine. The Cloverleaf integration engine provides a tactical solution for replacing individual system-to-system interfaces within an IDN. The Company believes that as provider networks move beyond a single hospital or medical facility, the integration engine will evolve to become the strategic hub for the IDN's next generation information system. Cloverleaf has the capability of connecting message streams and data structures from disparate systems both locally and over wide area networks. It facilitates data interchange by connecting different applications and hardware together via an open architecture concept involving standard protocols. This interface, integration and migration tool routes and reformats data, changes communications protocols and combines and explodes messages to keep network systems synchronized.

     The integration engine improves the accuracy, delivery, availability and recoverability of clinical information through the following advantages: information pooling of all system data for better analysis and quality of patient care; integration and communication of binary, x-ray, digital and other sources of data; and security defined on a per connection basis with multi-level audit trails for any or all transactions. Cloverleaf is designed to reduce ongoing support costs by incorporating a graphical user interface that allows users to easily design their own integration interfaces.

     Cloverleaf Gateway. The Cloverleaf gateway product is a limited function version of the Cloverleaf integration engine that facilitates communications between a specific third-party application and other healthcare systems on a network. While the Cloverleaf integration engine is a more generic interface that enables multiple systems to communicate among each other, the Cloverleaf gateway only connects a particular system to multiple systems. As a result, resellers and distributors may use the gateway as a flexible solution to accommodate a more specialized interface between a specific healthcare application and other third-party applications in a situation where the user is not concerned about the interface between the third-party applications.

     Compass Screen Scraper. The Compass screen scraper facilitates data interchange with legacy healthcare information systems which do not use standard protocols. It connects systems by reading data streams as they come from the mainframe and automatically translates the character-based information into a graphical interface. The features of Compass include easy configuration using point-and-click methods; support of data storage and retrieval in a variety of relational data models through storage-independent libraries; and an application programming interface ("API") for OEM development of new user applications which interoperate with other applications. The Company's screen scraper technology is licensed from ICS (Sales) Ltd. See "-- Licenses and Distribution Agreements."

     Express Single Log-On. Express Single Log-On is a terminal emulator which allows a provider to log onto disparate healthcare information systems from a single dumb terminal or a personal computer running Windows or NT. In addition to eliminating unnecessary hardware, Express Single Log-On saves a user the time of logging into multiple security systems of an IDN.

     Community Person Index. Each healthcare information system typically has its own master patient index ("MPI") as a key to information contained in its database. The CPI integrates MPIs of multiple disparate information systems so that a physician or other healthcare provider can request from or link to clinical information on these systems. IDNs use the CPI as a tactical tool to minimize duplicate patient records, improve data access time and ensure accurate linkages of disparate clinical information. The Company believes that IDNs can use the CPI as a strategic tool to lay the foundation for the CPR by establishing the enterprise-wide shared MPI for a system comprised of multiple information systems.

     The CPI is both vendor and interface engine independent. Its advantages include a cross-referenced index which can be used as a foundation for an enterprise-wide data repository or warehouse; duplicate record detection and resolution functions; remote system indexing and data location information to link disparate systems; management of demographic information; support of customer-defined event history; and scalable distributed architecture to support a larger IDN.

  Clinical Workstation Tools

     The Company's clinical workstation tools enable the efficient collection, indexing, storage and retrieval of clinical and other data from disparate systems in a multi-user environment. The Company has integrated its CASS tool with the CPI so that an HIE healthcare information solution can efficiently direct an integration engine to retrieve clinical information requested by a provider. The requested information can take a variety of forms called "objects." Objects may be data, such as patient demographic information from a hospital information system; clinical images, such as an x-ray from an orthopedic surgeon's office; document images, such as scanned copy of a hard-copy lab report; signals, such as an EKG; videos from a telemedicine encounter; or voices, such as a radiologist's comments on an MRI. HIE's clinical workstation can capture, index and store the requested objects. In addition, the Company's object management tools maximize the efficiency of a paperless patient care process by using third-party licensed workflow software tools which optimize the flow of objects and eliminate unnecessary human intervention with such objects.

     Clinical Assessment and Support System. CASS is an intuitive, interactive tool used by the physician at the point-of-care not only to access clinical information about the patient, but also to document the clinical aspects of the patient encounter and to assist the physician with patient assessment, diagnosis and care planning. CASS is designed to be tailored to the user's specifications. The physician can use his own protocols and care plans, tailor those from other physicians or use those provided by his affiliated provider organization or others. Aside from its ease of use and ease of customization, CASS features include "Heads Up Display" problem lists or alerts for medical history complications, medications and allergies; question drivers for recording comprehensive medical history and risk management information about the patient; results tracking with flags and reminders; voice annotation to elaborate on findings; pharmacy and formulary tools with allergy and drug-to-drug interaction warnings; and menu-driven diagnosis and care planning tools to easily document each patient encounter. CASS also provides a Subjective Objective Assessment Plan ("SOAP") to assist the provider with documentation and assessment of the patient's condition through subjective questions and objective findings, analysis of data, formulation of a diagnosis and development of a longitudinal care plan.

     Document Image Management. The document image management tools enhance the management of all information within the enterprise. The features of these tools include on-line processing of reports, documents and clinical images across the network, reduced paper handling and streamlined business processes. These features allow the healthcare enterprise to operate in a "paperless" or "near paperless" environment. As a result, providers using the Company's imaging tools can improve access to patient medical records and data; reduce lost documents; decrease storage space costs; remotely access information; and concurrently access information and images. These tools incorporate document image management technology from InterTech Imaging Corporation and the OPEN/cold plus software from Wang Laboratories, Inc. ("Wang").

     Workflow Management. The workflow tools allow providers to workflow-enable key business processes by integrating multiple disparate systems across the enterprise into a system designed to improve the efficiency of each process and reduce related paperwork. In addition, the workflow software collects and analyzes metrics which reveal bottlenecks and identify business rules so that a provider can intelligently reengineer key business processes. Providers using the Company's workflow tools can: integrate information from disparate systems; integrate clinical imaging, voice and video with traditional data and documents; streamline business processes; improve internal and external communications; and improve customer satisfaction. These tools incorporate imaging and workflow technologies from Wang.

     Intranet and Internet Workflow Management. The Company has combined internet technologies with imaging and workflow technologies to deliver timely, accurate information from disparate systems to the desktop using an industry standard user interface. These tools provide an "Internet Cooperative" which allows customers to share applications, thereby reducing each customer's investment in the development of these applications. The Company also provides the following intranet applications which leverage investment in existing systems by implementing internet technologies within an organization on the provider's existing network: on-line policy and procedures manual, employee handbook, patient referrals, physician directory and enterprise-wide calendar of events and phone book. These intranet tools also eliminate support costs related to adding new software to client personal computers and reduction of other support and maintenance costs because application software can be developed and maintained in a central location. These tools incorporate intranet and internet workflow management technology from Action Technologies, Inc.

     Desktop Integration. The Company's desktop integration tools create a single point of access for all applications in the enterprise. In addition, they provide enterprise-wide access to objects other than applications. As a result, project plans, spreadsheets, word processing documents and other objects may be shared among groups of users across the enterprise for collaborative computing and decision making. The desktop integration tools also secure the desktop by enforcing a single point of system log-on. This log-on is verified at a central location and, if successful, allows the end-user to access an individually customized desktop configuration. This configuration is tailored specifically to the person accessing the system and grants only those privileges necessary for the user to operate the system.

     Teleradiology Computer Systems. The Company believes that the migration by providers to IDNs is creating a demand for a CPR that incorporates clinical images, diagnostic impressions and other non-text data from disparate systems and applications. The Company provides teleradiology tools that allow the instant capture and transmission of medical images throughout the IDN involving radiology, cardiology, pathology and other telemedicine data objects. These FDA-approved tools can be linked to a personal computer in a physician's home and are designed to provide teleradiology connectivity between rural hospitals and larger medical centers. See "-- Licenses and Distribution Agreements."

     Clinical Image Management. The key features of the clinical image management tools include: a diagnostic viewing station, an internal networking system, film printing, a Dicom interface providing a universal file format for connectivity to other core systems, televideo and teleconferencing and an archival system for patient records. These tools incorporate clinical image management technology from DataView. See "-- Licenses and Distribution Agreements."

  Enterprise Management Tools

     The Company's enterprise management tools, which it licenses from CHS (see "-- Licenses and Distribution Agreements"), access data that exist in a variety of databases across an IDN to provide consolidated mission-critical information as the basis for more comprehensive analysis. With such enterprise-wide consolidated information, customers can better analyze and understand key relationships between the various dimensions of their business, especially clinical and financial performance. The Company's enterprise management tools include the following:

     COPPS Information Management Tools. With the COPPS Information Management Tool Set, an organization can access financial, operational, clinical and other data stored in a variety of databases across the enterprise, and consolidate identified mission-critical information into a business data model which reflects the key information requirements of the various business disciplines. The COPPS tool set manages (i) the complex task of consolidating data from the source systems; (ii) the mapping and transformation of data into the customer's business data model; and (iii) the changes to the business data model as the customer's information needs change. The COPPS Information Management Tool Set manages the consolidation of a variety of enterprise data, including physician practice management, financial, clinical, contract management and other data from disparate systems to one point of access. CHS licenses its information management technology from Fiserv CIR, Inc. See "-- Licenses and Distribution Agreements."

     COPPS Console. The COPPS Console, a sophisticated workstation tool, provides customers with the ability to analyze and report on information in the way that they want it presented. Through advanced scheduling and distribution capabilities, the COPPS Console can fully automate analysis and report production and then route the results to key information users to most effectively deploy information throughout the organization on a timely basis. These capabilities can satisfy individuals' information needs without requiring every individual to be capable of running a workstation. For example, as organizations broadly implement clinical workstation tools, the COPPS Console can automatically complete the feedback loop necessary for improving the delivery of cost-effective quality healthcare by providing the customer with information necessary to analyze costs and to assess protocols, standards or guidelines.

     COPPS Survey Engine. The COPPS Survey Engine was developed as a data collection tool to enable providers to collect direct patient feedback about the patient's perception of the quality of care they are receiving. Other information can be collected directly from patients using the COPPS Survey Engine, such as their own assessment of their physical mobility, emotional well-being and pain management. Additionally, opinion information from other sources such as physicians and IDN employees can be captured using this tool set. The data collected automatically populates the business data model with important data that are not generally being collected at the present time. This information is valuable feedback to IDNs and an increasingly important factor in the measurement of quality healthcare.

  Services

     The Company offers comprehensive systems design, integration, implementation, support, training and consulting services related to its software tool and product offerings. The Company believes that each customer's needs will vary according to its existing technology infrastructure and healthcare delivery requirements. As of August 31, 1996, the Company employed 50 people in various services positions. Consistent with the Company's philosophy of helping customers help themselves, HIE will perform the requisite services listed above for the customer, supervise the customer's staff in conducting system design, integration and implementation projects and/or train the customer's staff to implement the Company's tools and products.

SALES AND MARKETING

     The Company sells the tools, products and services comprising the Company's healthcare information solutions through three distribution channels consisting of direct sales forces at both the HIE and the EBU level and third-party distributors and OEMs.

     As of August 31, 1996, the Company had 18 sales and marketing personnel, of whom 12 are direct sales personnel. Four of the 12 direct sales personnel are senior-level "client partners" of HIE. The client partners are individuals who have extensive executive experience in the healthcare information technology industry and numerous, long-standing relationships with chief executive, financial and information officers within the industry. The client partners are responsible for initiating or expanding customer relationships with the top executives within an organization by identifying one or more projects that would enable HIE to demonstrate the capabilities of its tools, products or services. The remaining eight of the 12 direct sales personnel are employed by various EBUs and are primarily focused on selling the tools, products and services of the EBU employing them. The EBUs' direct sales forces are capable of presenting the entire HIE portfolio of tools, products and services to sales prospects, which can lead to cross-selling opportunities. All of the direct sales personnel are paid a base salary plus commissions at escalating rates based on sales volume and sales timing bonuses.

     Third-party distributors of the Company's tools and products include, among others, system integrators, original equipment manufacturers and software vendors. For example, HCI's Cloverleaf engine is distributed by, among others, International Business Machines Corporation, Science Applications International Corporation, Emtek Healthcare Systems, Inc., IDX Corporation and Triple P Management B.V. The Company intends to aggressively pursue the expansion of its distribution channels by adding additional select third-party channel partners with complementary tool, product and service offerings, including, among others, original equipment manufacturers, other healthcare information systems vendors, physician practice management information systems vendors, physician practice management companies, consulting firms and systems integration companies.

     While the Company has primarily marketed and sold its tools, products and services in the United States, the Company also intends to pursue international sales opportunities in select countries that are aggressively trying to control the cost of providing quality healthcare. For example, the Company has established a distribution network in German-speaking countries for one or more of its software tools with several healthcare information system vendors, including Data-Plan Software GmbH, debis Systemhaus SFI GmbH, Gesellschaft Fuer Systemforschung und Dienstleistungen im Gesundheitswesen GmbH, and Triple P Management B.V., in addition to other distributors with worldwide distribution rights, such as Emtek Healthcare Systems, Inc., International Business Machines Corporation and Science Applications International Corporation.

RESEARCH AND DEVELOPMENT

     HIE's research and development effort is an ongoing process of working with customers to identify and address the present and future information needs of the emerging IDNs. The Company anticipates that it will address those identified information needs through joint development activities with customers, internal development activities or acquired technology, depending on such factors as customer resource availability, the number of high priority needs, the number and type of technical skills required and market timing considerations. As of August 31, 1996, the Company employed 35 people in research and development. The Company spent approximately $192,000, $1,928,000, $828,000 and $605,000 on research and development for the Partial Year 1994, the year ended December 31, 1995 and the six months ended June 30, 1995 and 1996, respectively.

     The Company has developed internally the following tools and technologies: the Cloverleaf Integration Engine, the Express Terminal Emulator, CASS and the Desktop Engine. CHS has developed the COPPS Console and Survey tools.

     The Company believes that an open computing architecture gives healthcare provider organizations maximum freedom in customizing information systems to their own specific needs. This freedom fits the Company's product strategy in several ways. First, the Company's products allow customers to leverage their existing investment in information technology resources by connecting different legacy healthcare information systems together via an open architecture concept involving standard protocols. Second, the ability to link legacy systems with other applications through the Company's products enables customers to make gradual system upgrades which avoids major capital commitments and related internal review and approval complications. This ability also allows customers to pursue best-of-breed product strategies. Finally, the Company has minimized the dependence of its products on any one third party vendor by using industry standard open architecture such as the UNIX operating systems and SQL databases. The Company intends to continue to develop new tools and products in an open architecture format that relies on an object-oriented programming approach for speed of development.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     The Company's success is dependent to a significant extent on its ability to maintain the proprietary and confidential software incorporated in its tools and products as they are released. The Company relies on a combination of copyright and trade secrets and contractual protections to establish and protect its proprietary rights. There can, however, be no assurance that the legal protections and the precautions taken by the Company will be adequate to prevent misappropriation of the Company's technology or trade secrets. In addition, these protections and precautions do not prevent independent third-party development of competitive technology, tools and products, and the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States.

     The Company is dependent upon third-party suppliers to license to it necessary technology that is incorporated into certain of the Company's products. The Company has less control over the scheduling and quality of work of third-party suppliers than its employees. Furthermore, the Company's agreements to license certain third-party technology will terminate after specified dates unless renewed. To the extent possible, the Company has determined that the third-party intellectual property used in its products is in the public domain or used in accordance with licensed terms, including the license terms of freeware used in its products. However, while HIE believes that it has all rights necessary to market and sell its solutions without infringement of intellectual proprietary rights held by others, the Company typically uses freeware and shareware as is and has not conducted a formal infringement search. Accordingly, there can be no assurance that such conflicting rights do not exist. There can be no assurance that such use is in compliance with such licenses or that the Company will not become the subject of infringement claims or legal proceedings by third parties with respect to current or future products and that such claims or proceedings will not have a material adverse effect on the Company's business, financial condition or results of operations. An adverse outcome in litigation or similar adversarial proceedings could subject the Company to significant liabilities to third parties, require expenditure of significant resources to develop non-infringing technology, require disputed rights to be licensed from others or require the Company to cease the marketing or use of certain products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. As the number of software products in the industry increases and the functionality of these products further overlaps, the Company believes that software developers may become increasingly subject to infringement claims. To the extent the Company wishes or is required to obtain licenses to patents or proprietary rights of others, there can be no assurance that any such licenses will be made available on terms acceptable to the Company, or at all.

ORGANIZATIONAL STRUCTURE -- ENTREPRENEURIAL BUSINESS UNITS

     HIE works with operationally independent, interrelated entities referred to by the Company as EBUs. Each EBU is a stand-alone business specializing in one or more parts of the tools, products and services that collectively create HIE's clinical information solutions. The Company's organizational structure is both a function of and a strategy for meeting the challenges of the evolving healthcare industry, particularly in the context of emerging IDNs. Each EBU focuses upon developing its particular area of expertise, thereby enabling it to offer the high level of technological sophistication, customer support and education which are critical for growing and adapting to changes in its customers' needs. The Company also believes that the EBU structure facilitates the hiring and retention by the EBUs of highly qualified personnel, who can be offered incentives which are tied to that EBU's business and future prospects.

     The original investment in each EBU other than IHS was made by the Former Parent, which was the sole shareholder of the Company until the November 6, 1995 Spin-Off. Because the Former Parent transferred its interest in the EBUs to HIE prior to the Spin-Off, the following summary of the Company's current investment in and relationship with the various EBUs refers to HIE rather than the Former Parent.

  Healthcare Communications, Inc.

     The Company initially acquired a 44% equity interest in HCI in October 1994 and increased its interest to 57% effective January 1, 1995. The Company further increased its ownership interest in HCI effective December 31, 1995, by purchasing the remaining 43% of the outstanding shares of HCI common stock from certain HCI shareholders. The Company now operates HCI as a wholly-owned subsidiary.

  Integrated Healthcare Solutions, Inc.

     IHS is an internally developed, wholly-owned subsidiary of the Company which has been in existence since May 30, 1995.

  Criterion Health Strategies, Inc.

     Pursuant to an Incorporation Agreement dated as of October 21, 1994 (as subsequently amended on December 4, 1995, the "Incorporation Agreement"), by and among CHS, the Former Parent, Brenton L. Teveit and J. Edward Pearson, Jr. (Messrs. Teveit and Pearson, collectively, the "CHS Shareholders"), the Company received 10 shares of the 260,010 shares of CHS common stock outstanding, representing less than 1% of the outstanding shares, valued at the Company's pro rata portion of CHS' organization costs, and agreed to make loans to CHS up to a maximum of $4,000,000. Such loans were evidenced by an 8% convertible debenture due December 31, 2005 (the "Convertible Debenture"), convertible at the Company's option at any time on or after October 21, 1996 and prior to December 31, 2005 into 64% of the CHS common stock on a fully diluted basis.

     On December 4, 1995, Massey Burch of Nashville, Tennessee, an unrelated third party venture capital fund that specializes in the healthcare industry, invested in CHS by acquiring one-half of the CHS common stock held by HIE and one-half of the rights and obligations of HIE on a pari passu basis under said agreements referred to above, including a commitment to loan CHS up to a maximum of $2,000,000. In connection with this transaction, each of the Company and Massey Burch was issued an 8% convertible debenture (the "New Convertible Debentures") due June 30, 2004, each convertible into 32% of the CHS common stock on a fully diluted basis, and the Convertible Debenture was cancelled. Massey Burch will make loans to CHS until the later of December 31, 1996 or such time as it has loaned $1,300,000 to CHS, after which time HIE and Massey Burch will make loans to CHS on an equal basis until such time as HIE and Massey Burch have each loaned a total of $2,000,000 to CHS.

     CHS, the Company, Massey Burch and the CHS Shareholders are parties to a shareholders agreement (as amended December 4, 1995, the "CHS Shareholders Agreement"), which contains certain rights of first refusal and preemptive rights as well as a step-up purchase option. Under the terms of the step-up option, each of the Company and Massey Burch has the right to acquire an additional 18% of the shares of the common stock of CHS on a fully diluted basis at a formula purchase price after December 31, 1999.

     The Incorporation Agreement also includes certain covenants of CHS, the Company and Massey Burch relative to the management of CHS. The parties have agreed, until the earlier of either the Company's or Massey Burch's conversion of its New Convertible Debentures, its redemption of the CHS Shareholders' shares or its exercise of the step-up option, to maintain a five-member Board of Directors, which shall consist of each of the CHS Shareholders, one nominee of the Company, one nominee of Massey Burch, and one nominee designated by the CHS Shareholders and approved by the Company and Massey Burch. Any increases in the size of the Board must be effected so as to maintain the foregoing relative representation. In addition, special voting approval provisions are applicable to certain defined Material Corporate Transactions (defined to include mergers, consolidations, sales or other dispositions of all or substantially all the assets of CHS, certain transactions resulting in a change of control, and liquidation or dissolution).

     See "Recent Developments" regarding an agreement in principle whereby the Company may acquire an option to purchase Massey Burch's investment in CHS.

LICENSES AND DISTRIBUTION AGREEMENTS

     On May 25, 1995, HIE entered into a Corporation Reseller Agreement with InterTech Imaging Corporation ("InterTech"), under which the Company has made a $500,000 license prepayment. The agreement grants HIE the nonexclusive right to distribute InterTech's DocuPACT software world-wide in the healthcare market and a right of first refusal on any proposed InterTech healthcare-related exclusive joint venture or exclusive healthcare licensing agreement with a third party. The agreement is automatically renewed each May 25th unless terminated by either party upon sixty days written notice. The DocuPACT software is incorporated into the Company's document imaging tools. See "-- Products -- Clinical Workstation Tools."

     On September 12, 1995, HCI entered into a Technology License Agreement with ICS (Sales) Ltd ("ICS"), under which the Company paid $400,000 upon delivery of source code and documentation. HCI has an 18-month exclusive, nontransferable license to market and sell ICS software in the healthcare market in Canada, the United States and Mexico. HCI also has a five-year non-exclusive, nontransferable license elsewhere in the world, excluding the healthcare market in the United Kingdom, to enter into sub-licenses with respect to ICS products. A version of the ICS TALK software has been modified by HCI to operate in conjunction with the Cloverleaf integration engine and is marketed and licensed by HCI as its Compass screen scraper. See "-- Products -- Integration Tools."

     On October 13, 1995, CHS entered into a Distribution Agreement with Fiserv CIR, Inc. ("Fiserv"), which grants perpetual exclusive rights to CHS throughout the world to market, distribute and license an information system application owned by Fiserv currently known as InformEnt to end users and through distributors in the healthcare industry. The agreement defines the term "healthcare industry" as entities that provide healthcare medical services to patients including, but not limited to, hospitals, physicians, managed care organizations, IDNs, federal, state and local government health services agencies, associations whose membership is predominately healthcare professionals, home healthcare companies, insurance companies and federal, state and local governments. CHS's exclusive rights over all countries except the U.S. shall be automatically revoked in the event CHS does not establish a written licensing agreement with at least one international entity by December 31, 1999. CHS must pay Fiserv the greater of (i) 6% of revenues from end users for Fiserv's software or (ii) base license fees of $300,000, $240,000, $400,000 and $560,000 for 1995 through 1998, respectively. The annual base license fee for each year beginning 1999 shall be $560,000. CHS may elect to terminate the agreement after December 31, 1999 upon six-months prior written notice and payment of $280,000 plus any outstanding amounts due pursuant to the agreement. Said distribution agreement is automatically and irrevocably assigned to HIE in the event of the failure of CHS to pay the license fees when due to Fiserv. The Fiserv software is incorporated into CHS's COPPS Information Management Tool Set. See "-- Products -- Enterprise Management Tools."

     On December 4, 1995, HIE entered into a ten-year Software Licensing and Distributorship Agreement with CHS which grants HIE a worldwide non-exclusive, nontransferable license to market, sublicense, install and support the COPPS Console, COPPS Survey Engine and COPPS Information Management Tool Set. The products marketed and sublicensed are solely for internal use by third party customers of HIE whose business is the performance of healthcare services. The Company has a Most Favored Nations pricing status with respect to CHS products and tools. See "-- Products -- Enterprise Management Tools."

     Effective April 1, 1996, HIE entered into a ten-year agreement with DataView which grants to the Company a perpetual, royalty-free, non-exclusive, nontransferable, worldwide license to use DataView's clinical image management software in the Company's service business to the extent that said use does not directly compete with one of DataView's products. In addition to its royalty-free distribution rights status, the Company has a Most Favored Nations pricing status with respect to the teleradiology and the Mini-PACS product fees. See "-- Products -- Clinical Workstation Tools."

CUSTOMERS

     HIE's customers are generally the constituents of an IDN who have taken a leadership role in the formation or maintenance of the network or who have a vested interest in the successful operation of the network. The constituents include hospitals, physicians, physician groups, independent practice associations, physician-hospital organizations, health maintenance organizations, clinics, labs, imaging centers, home healthcare and other alternate site providers, management service organizations, employers, payers and others. No customer accounted for more than 10% of the Company's consolidated revenue during Partial Year 1994 or the year ended December 31, 1995. One customer accounted for approximately 26% of the Company's consolidated revenue for the six months ended June 30, 1996. One distributor provided customers to the Company that accounted for approximately 18%, 21% and 12% of the Company's consolidated revenue for the year ended December 31, 1995 and for the six months ended June 30, 1995 and 1996, respectively.

     HCI has granted approximately 283 licenses for the use of its integration engine. IHS and CHS have current customer bases of 15 and five, respectively. The Company's expanding relationships with certain customers who initially sought project-specific products, tools or services illustrates the effectiveness of the Company's "small wins" strategy. For example, the Company's first contract with a nine-hospital, 2,000-bed IDN in Georgia involved a short-term, one-person advisory services engagement for strategic information system planning purposes. This engagement has resulted in an ongoing relationship between the Company and the IDN whereby the Company subsequently provided or is currently providing software tools, such as an integration engine, the CPI, document imaging and workflow tools, and related services, such as implementation, integration, network architecture and development of internet and intranet applications.

BACKLOG

     The Company had contracts for the delivery of certain tools, products and services, generally within 12 months of the contract dates, totaling approximately $1.2 million and $6.3 million as of June 30, 1995 and

1996, respectively. Of the backlog as of June 30, 1996, approximately $3.4 million was attributable to the Company's largest customer.

COMPETITION

     The Company does not believe it has any direct competitors who provide the overall comprehensive clinical information solutions which the Company offers. However, because the Company also provides products, tools and services related to the various elements comprising its solutions -- such as systems and network integration, object and workflow management, patient indexing, clinical data measurement and analysis and information network design and management components of those solutions -- the Company has a large number of competitors in each of these individual areas. The Company competes with, among others, (i) healthcare information systems vendors, such as HBO & Company, Shared Medical Systems Corporation and Cerner Corporation; (ii) integration engine companies, such as Software Technologies Corporation, Century Analysis Incorporated and HUBLink, Inc.; (iii) image management companies, such as IMNET Systems, Inc. and LanVision Systems, Inc.; (iv) healthcare database reference companies, such as HCIA Inc.; (v) consulting firms, such as Ernst & Young LLP; (vi) original equipment manufacturers, such as International Business Machines Corporation;
(vii) systems integration firms, such as Science Applications International Corporation; and (viii) internal MIS departments of providers. A competitor of the Company with respect to one aspect of the Company's business may serve as a distributor for the Company with respect to other products, tools or services.

     In general, the Company's competitors have greater financial, technical, research and development and marketing resources and more extensive business experience than the Company. Although the Company believes that its solutions have advantages over competing tools, products and services currently being marketed, there can be no assurance that the Company will be able to continue to compete effectively in the marketplace if its present and potential competitors are able to duplicate or improve upon its tools, products, services or marketing strategy.

GOVERNMENT REGULATION

     The FDA has issued a draft guidance document addressing the regulation of certain computer products as medical devices under the FDC Act. To the extent that computer software is a medical device under the policy, the manufacturers of such products could be required, depending on the product, to: (i) register and list their products with the FDA; (ii) notify the FDA and demonstrate substantial equivalence to other products on the market before marketing such products; or (iii) obtain FDA approval by filing a premarket application that establishes the safety and effectiveness of the product. The Company expects that the FDA is likely to become increasingly active in regulating computer software that is intended for use in healthcare settings. The FDA, if it chooses to regulate such software, can impose extensive requirements governing pre-and post-market conditions such as device investigation, approval, labeling and manufacturing. In addition, such products would be subject to the FDC Act's general controls, including those relating to good manufacturing practices and adverse experience reporting. The FDA currently regulates the medical imaging capability that the Company provides with the DataView technology.

     The confidentiality of patient records and the circumstances under which such records may be released are subject to substantial regulation by state and federal laws and regulations, which govern both the disclosure and use of confidential patient medical record information. The Company believes that it complies with the laws and regulations regarding the collection and distribution of patient data in all jurisdictions in which it operates, but regulations governing patient confidentiality rights are evolving rapidly and are often unclear and difficult to apply in the rapidly restructuring healthcare market. On August 22, 1996, President Clinton signed the Health Insurance Portability and Accountability Act of 1996. This legislation requires the Secretary of Health and Human Services to adopt national standards for health information transactions and the data elements used in such transactions and to adopt standards to ensure the integrity and confidentiality of health information. The Secretary is required to issue such standards not later than February 21, 1998. There can be no assurance that this legislation and the regulations promulgated thereunder will not materially restrict the ability of the Company to obtain or disseminate patient information. Additional legislation governing the dissemination of medical record information is continually being proposed at both the state and federal level. Such proposed legislation could require patient consent before even coded or anonymous patient information may be shared with third parties and that holders or users of such information implement security measures. There can be no assurance that changes to state or federal laws will not materially restrict the ability of the Company to obtain or disseminate patient information. Any material restriction on the Company's ability to obtain or disseminate patient information could adversely affect the Company's business.

EMPLOYEES

     As of August 31, 1996, HIE and its subsidiaries HCI and IHS employed a total of 106 persons and CHS employed 13 persons. Of these employees, 18 were engaged in sales and marketing, 35 in research and development, 50 in services and 16 in general and administrative functions. None of these employees is represented by a labor union or subject to any collective bargaining agreement, nor has the Company experienced any work stoppages. The Company believes that its relations with its employees are good.

FACILITIES

     The Company leases approximately 1,250 square feet of office space in Marietta, Georgia for its principal executive and administrative offices and its corporate sales and marketing facilities. This lease, which expires in February 1997, currently requires monthly rental payments of $1,710. HCI leases approximately 8,000 square feet and 2,300 square feet of office space in a building in Dallas, Texas, for its operations, for monthly rental payments of $11,635 and $2,000, respectively, under leases expiring in November 2000. IHS' business is conducted from leased facilities of approximately 8,000 square feet located in Marietta, Georgia, under a lease which expires in February 1997 and calls for monthly rental payments of $11,036.

     The Company believes that its facilities are adequate through the above-indicated lease expiration periods. To the extent necessary to support its operations, the Company may obtain larger office space for its corporate headquarters.

LEGAL PROCEEDINGS

     As of the date hereof, there are no material legal proceedings pending against the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information as of August 31, 1996 with respect to the directors and executive officers of the Company:

                     NAME                    AGE          POSITION WITH THE COMPANY
    ---------------------------------------  ---   ---------------------------------------
    Parker H. Petit........................  57    Chairman of the Board of Directors
    H. Darrell Young.......................  47    President, Chief Executive Officer and
                                                     Director
    Joseph G. Bleser.......................  50    Vice President -- Finance, Chief
                                                   Financial Officer, Treasurer and
                                                     Secretary
    J. Terry Dewberry......................  52    Director
    William J. Gresham, Jr.................  53    Director
    Charles R. Hatcher, Jr., M.D...........  66    Director
    John W. Lawless........................  53    Director
    Carl E. Sanders........................  71    Director
    Donald W. Weber........................  59    Director

     Parker H. Petit has been Chairman of the Board of the Company since its inception in June 1994. He is currently Chairman of the Board of Directors of Matria Healthcare, Inc. ("Matria Healthcare"), a provider of specialized obstetrical home healthcare services. Mr. Petit was the founder of the Former Parent and served as its Chairman of the Board of Directors and Chief Executive Officer from 1970 until the merger in March 1996 of the Former Parent with Tokos Medical Corporation (Delaware) and Matria Healthcare (the "Merger"). Mr. Petit is also Chairman of the Board of Directors of Healthdyne Technologies, Inc. ("Healthdyne Technologies"), a designer, manufacturer and marketer of technologically advanced medical devices, and a former subsidiary of the Former Parent. He is also a director of Atlantic Southeast Airlines, Inc.

     H. Darrell Young has served as a director and the President and Chief Executive Officer of the Company since June 1994. From June 1993 to June 1994, Mr. Young developed a formal strategic business plan for the formation of HIE. From January 1992 to June 1993, Mr. Young was Chairman of and a principal investor in Transtel Corp., a start-up telecommunications company that manufactured stationary wireless voice and data products, and from 1977 through 1991 he was employed by HBO & Company, a publicly-traded, international healthcare information systems and services provider ("HBO"), in various management positions, including serving as Vice President of Research and Development from 1984 to 1986, President of the Product Group from 1986 to 1987, and President and Chief Executive Officer of its subsidiary, HBO & Company of Georgia, from 1987 to 1991.

     Joseph G. Bleser has served as the Chief Financial Officer of the Company since March 20, 1995 and as Vice President-Finance, Treasurer and Secretary of the Company since August 10, 1995. Prior to joining the Company, Mr. Bleser served as Executive Vice President, Chief Financial Officer and Treasurer of Allegiant Physician Services, Inc., a physician practice management company, from May 1993 until March 17, 1995. He was previously employed by HBO as Senior Vice President-Finance, Treasurer, Assistant Secretary and Chief Financial Officer from 1992 to 1993 and as Vice President, Controller and Chief Accounting Officer from 1983 to 1992.

     J. Terry Dewberry has served as a director of the Company since June 30, 1995 and from June 15, 1994 to January 30, 1995. Mr. Dewberry also served as Vice President of the Company from June 24, 1994 until January 30, 1995. Prior to the Merger, he had served as a director of the Former Parent since 1981 and as Vice Chairman of the Former Parent since March 1992. From September 1987 until that time, Mr. Dewberry was President and Chief Operating Officer of the Former Parent and was Executive Vice President of the Former Parent from August 1984 to September 1987. Mr. Dewberry is also a director of Healthdyne Technologies.

     William J. Gresham, Jr. has served as a director of the Company since June 30, 1995. He has been a consultant to The Miller Richmond Company, a real estate management and brokerage firm, since March 1992 and previously was a consultant to the Landmark Group, a real estate management and development firm, from June 1990 to February 1992. From September 1987 to June 1990, he served as Chairman of the Board of City Group, Inc., a real estate development firm, and also served as President of that company from October 1989 to January 1992. Mr. Gresham also served as a director of the Former Parent prior to the Merger.

     Charles R. Hatcher, Jr., M.D. has served as a director of the Company since June 30, 1995. He has been a physician since 1962 and has served as Director and Vice President for Health Affairs at the Robert W. Woodruff Health Sciences Center of Emory University since 1984, and Professor of Surgery at the Emory University School of Medicine since 1971. Dr. Hatcher is also a director of Life of the South Corporation. Prior to the Merger, he also served as a director of the Former Parent.

     John W. Lawless has served as a director of the Company since January 30, 1995. Mr. Lawless was a director of Inforum Inc., a leading provider of hospital planning and marketing decision support systems ("Inforum"), from March 1989 to March 1993. He was Chairman of Inforum from June 1991 to March 1993 when that company was merged with The Medstat Group Inc., a healthcare information services company (the "Medstat Group"). He served on the board of directors of the Medstat Group from April 1993 to January 1994. Mr. Lawless was a co-founder of HBO in 1974 and retired as President and director of that company in 1987. Since 1988, Mr. Lawless has been a private investor and management consultant.

     Carl E. Sanders has served as a director of the Company since June 30, 1995 and as a director of the Former Parent since 1986. Mr. Sanders is Chairman of Troutman Sanders LLP, an Atlanta-based law firm which the Company retained as principal outside counsel in 1995. Mr. Sanders is also a director of Matria Healthcare, Carmike Cinemas, Inc., Metromedia International, Inc., Norrell Corporation and Roadmaster Industries, Inc. Prior to the Merger, he also served as a director of the Former Parent.

     Donald W. Weber has served as a director of the Company since January 30, 1995. Mr. Weber has been President and Chief Executive Officer of Viewstar Entertainment Services, Inc., a distributor of satellite entertainment systems, since August 1993. From April 1991 to August 1993, he was a consultant and private investor, and from May 1987 to March 1991, he served as President and Chief Executive Officer of Contel Corporation, a telecommunications supplier, which was sold in March 1991 to GTE Corp. Mr. Weber is also a director of Intercel, Inc. and Pegasus Media & Communications, Inc.

KEY EMPLOYEES

     Set forth below is certain information as of August 31, 1996 with respect to key employees of the Company and CHS:

     Phillip B. Guy, age 43, has served as the President and Chief Executive Officer of HCI since February 1996. From 1995 until assuming his present position with HCI, he served as an independent business consultant. From 1990 through the end of 1994, Mr. Guy served as President and Chief Executive Officer of BellSouth Systems Integration (formerly Scientific Software, Inc.), a company specializing in the development and systems integration of communications software products. Mr. Guy has twenty years of sales, marketing and operational experience with companies in high technology industries.

     James Morrison, age 41, joined IHS in February 1995 and was appointed President of IHS in May 1995. From 1981 until joining IHS, Mr. Morrison served in a variety of executive operational and staff capacities at both the regional and corporate levels at HBO, with his last positions being a Vice President of Strategic Development and a Vice President of Research and Development. Mr. Morrison has over twenty years of experience, including over fifteen years in the healthcare information technology industry, in the customer service and support and research and development areas.

     Brenton L. Teveit, age 41, has served as President and Chief Executive Officer of CHS since its inception in October 1994. Prior to starting CHS, Mr. Teveit was part of the founding management of Inforum. Mr. Teveit held the position of Executive Vice President-Sales and Marketing from January 1988 until

June 1992 when he assumed the role of President and was added to the Board of Directors. Prior to his employment at Inforum, Mr. Teveit served eleven years with HBO. His last position was as Vice President, responsible for the operations of a business division of HBO.

     Marshal E. Field, age 49, has served as Technical Architect of IHS since June 1994. From February 1978 until May 1994, Mr. Field was employed by HBO in various positions, including serving as Chief Scientific Advisor. Mr. Field has 28 years of experience in software development, including 22 years of experience in the healthcare information systems and services industry.

     James L. Oakes, Jr., age 49, has served as a client partner since April 1996. Prior to joining HIE, he was Chief Operating Officer for APACHE Medical Systems, Inc., an outcomes management company, having served in that capacity since 1994. From 1993 to 1994, Mr. Oakes was President and Chief Operating Officer of International Health Services, a contract staffing company, and from 1991 to 1993 he was Vice President, Sales and Marketing for InterPractice Systems, a software development company. From 1984 until 1991, Mr. Oakes was a Regional Vice President for HBO, responsible for sales, consulting and client relations for the 14 western states. From 1980 to 1983, he served as Vice President, Planning and Development for Whittaker Saudi Arabia Ltd., where he was responsible for operations, logistics and information systems for a five hospital group. Mr. Oakes has been active in the healthcare information systems field since 1969.

     William C. Ferges, age 53, has been with HIE as a client partner since February 1995. Previously, Mr. Ferges was General Manager, Western Division of CIS Technologies, a leading provider of EDI services to the healthcare industry. From September 1987 until August 1991, Mr. Ferges served as Vice President, Midwest Region for HBO and from April 1983 until September 1987 he served as Vice President, Sales Midwest, for Chicago-based Baxter International, a healthcare products company. Mr. Ferges has been involved in healthcare information systems sales and management since 1976.

BOARD COMMITTEES

     The Company has four standing committees: (i) an Executive Committee; (ii) a Compensation Committee; (iii) a Stock Option Committee; and (iv) an Audit Committee. These committees were formed on August 30, 1995 in anticipation of the Spin-Off and did not meet during the remainder of 1995.

     The Executive Committee has the authority to exercise the full powers of the Board of Directors, except as otherwise provided by law or the Company's Articles of Incorporation or By-Laws. The present members of the Executive Committee are Messrs. Petit, Young, Sanders and Weber.

     The Compensation Committee is responsible for establishing and administering the policies which govern the compensation of the Company's executive officers and key employees. The present members of the Compensation Committee are Messrs. Petit, Lawless and Weber and Dr. Hatcher.

     The Stock Option Committee is responsible for administering the Company's stock option plans as provided for in said plans. The present members of the Stock Option Committee are Messrs. Lawless, Gresham, Petit and Sanders.

     The Audit Committee has the authority to (i) select and engage independent auditors to audit the books, records and accounts of the Company; (ii) approve the scope of such audits set by said auditors; (iii) establish policy in connection with internal audit programs of the Company; and (iv) perform such other duties as the Board may from time to time prescribe. The present members of the Audit Committee are Messrs. Weber and Dewberry and Dr. Hatcher.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     On March 8, 1996, the Former Parent merged with Tokos Medical Corporation (Delaware) and Matria Healthcare, with Matria Healthcare as the surviving corporation. Mr. Parker H. Petit, the Chairman of the Board of the Company and a member of both the Compensation Committee and the Stock Option Committee, is also Chairman of the Board of Matria Healthcare. Mr. Petit was the founder and acted as Chairman of the Board of Directors and Chief Executive Officer of Matria Healthcare's predecessor, the

Former Parent. See "Certain Relationships and Related Transactions" regarding the Company's relationships with Matria Healthcare.

     Mr. Carl E. Sanders, a member of the Stock Option Committee, is Chairman of Troutman Sanders LLP, a law firm based in Atlanta, Georgia, which provided legal services to the Company in fiscal year 1995 and is presently being retained to provide certain legal services to the Company.

DIRECTORS' COMPENSATION

     Directors who are employees of the Company receive no additional compensation for serving on the Board of Directors. The Company pays all directors who are not employees of the Company ("Non-Employee Directors") a quarterly retainer of $2,500, plus $500 for each meeting of the Board which they attend and $250 for each committee meeting or telephonic meeting. Non-Employee Directors are also entitled to receive options to purchase Common Stock under the Non-Employee Director Stock Option Plan and to receive their retainer fee in shares of Common Stock equivalent in market value to the retainer fee on the date the retainer fee is payable. See "Stock Option and Other Plans."

EXECUTIVE COMPENSATION AND OTHER INFORMATION

  Summary of Cash and Certain Other Compensation

     The following table sets forth certain information concerning the compensation of the Company's Chief Executive Officer and the one other executive officer of the Company whose cash compensation exceeded $100,000 during the year ended December 31, 1995 (the Chief Executive Officer and such other officer, collectively, the "named executive officers").

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG-TERM
                                                   ANNUAL COMPENSATION      COMPENSATION AWARDS
                                                 ------------------------   -------------------
                                                             OTHER ANNUAL       SECURITIES
     NAME AND PRINCIPAL POSITION        YEAR     SALARY(1)   COMPENSATION   UNDERLYING OPTIONS
--------------------------------------  ----     ---------   ------------   -------------------
H. Darrell Young......................  1995     $193,015       $8,838(2)         775,000
  President and Chief Executive         1994(3)   108,255        5,344(2)          65,000(4)
  Officer
Joseph G. Bleser......................  1995(5)   142,768          154(6)         155,000
  Vice President -- Finance, Chief
  Financial Officer, Treasurer and
  Secretary

---------------

(1) Includes amounts deferred pursuant to flexible benefit plan.
(2) Includes automobile allowances and group life insurance premiums.
(3) From June 15, 1994 (date of incorporation of the Company) through December 31, 1994.
(4) Represents options to purchase shares of the Former Parent Common Stock. In connection with the Spin-Off in 1995, outstanding Former Parent options were adjusted and adjustment options to purchase shares of the Company's Common Stock were issued to option holders pursuant to the Healthdyne Information Enterprises, Inc. Adjustment Stock Option Plan (the "HIE Adjustment Plan"). See "Stock Option Grants and Related Information" regarding options received by Mr. Young pursuant to the HIE Adjustment Plan.
(5) From March 20, 1995 (date of commencement of employment) through December 31, 1995.
(6) Includes group life insurance premiums.

  Stock Option Grants and Related Information

     The following table sets forth information concerning stock option grants during the year ended December 31, 1995 to the named executive officers:

                                                       INDIVIDUAL GRANTS                        POTENTIAL
                                       -------------------------------------------------   REALIZABLE VALUE AT
                                       NUMBER OF        % OF                                 ASSUMED ANNUAL
                                       SECURITIES      TOTAL                                 RATES OF STOCK
                                       UNDERLYING     OPTIONS     EXERCISE                 PRICE APPRECIATION
                                        OPTIONS      GRANTED TO   OR BASE                  FOR OPTION TERM(1)
                                        GRANTED      EMPLOYEES     PRICE      EXPIRATION   -------------------
                  NAME                    (#)         IN 1995      ($/SH)        DATE         5%        10%
    ---------------------------------  ---------     ----------   --------    ----------   --------   --------
    H. Darrell Young.................   775,000(2)      60.5%      $ 1.50     03/23/01     $321,177   $709,718
                                         50,000(3)       2.7(4)       .23      06/28/99       3,177      7,021
                                         15,000(3)         *(4)       .33      10/26/99       1,368      3,022
    Joseph G. Bleser.................   155,000(2)      12.1%        1.50     03/23/01       64,235    141,944

---------------

  * Indicates less than 1%
(1) Gains are reported net of the option exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions. The amounts reflected in this table may not necessarily be achieved.
(2) Represents shares of Common Stock underlying options granted pursuant to the Company's Stock Option Plans I and II.
(3) Represents shares of Common Stock underlying options granted to Mr. Young pursuant to the HIE Adjustment Plan ("Adjustment Options"). The Adjustment Options were issued pursuant to a formula intended to preserve the economic value of outstanding Former Parent options by remedying the dilution of the value of such options that would otherwise result from the Spin-Off.
(4) As a percentage of all options granted under the HIE Adjustment Plan.

     Neither Mr. Young nor Mr. Bleser exercised any stock options during 1995. The following table sets forth information concerning the value of unexercised options held by the named executive officers as of December 31, 1995.

                                                            NUMBER OF               VALUE OF UNEXERCISED
                                                      SECURITIES UNDERLYING             IN-THE-MONEY
                                                     UNEXERCISED OPTIONS AT              OPTIONS AT
                                                      DECEMBER 31, 1995(#)         DECEMBER 31, 1995($)(1)
                                                   ---------------------------   ---------------------------
                      NAME                         EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-------------------------------------------------  -----------   -------------   -----------   -------------
H. Darrell Young(2)..............................    409,167        430,833       $ 333,850      $ 377,073
Joseph G. Bleser.................................          0        155,000               0        116,250

---------------

(1) Represents the excess of the fair market value of the Common Stock of $2.25 per share on December 31, 1995, above the exercise price of the options.
(2) Includes options issued under the Adjustment Plan.

STOCK OPTION AND OTHER PLANS

     The Company has adopted five stock option plans, one outside directors stock plan and an employee stock purchase plan. At August 31, 1996, options for an aggregate of 2,843,462 shares of HIE Common Stock were outstanding under these plans. The following is a brief description of these plans.

  Stock Option Plan I

     The Company's Stock Option Plan I ("Plan I"), which was approved by the Board of Directors of the Company on March 23, 1995, provides for the grant of options to purchase up to a maximum of 930,000 shares of Common Stock. At August 31, 1996, options to purchase 816,792 shares of Common Stock were outstanding under Plan I. Plan I is administered by the Stock Option Committee appointed by the Board of

Directors of the Company. The Stock Option Committee may grant either incentive stock options or non-qualified stock options under Plan I. The Stock Option Committee determines which employees of the Company and its subsidiaries will be granted options, the number of shares of Common Stock subject to an option granted to any employee, whether the option is an incentive stock option or non-qualified stock option, and the other terms and conditions governing the option (including the vesting schedule applicable to the option). Key employees, including officers and directors of the Company and its subsidiaries, are eligible to receive options, but directors of the Company or its subsidiaries who are not employees and persons serving on the Stock Option Committee are not eligible.

  Stock Option Plan Two

     The Company's Stock Option Plan Two ("Plan Two") was adopted by the Board of Directors of the Company on March 23, 1995 and provides for the grant of options to purchase up to a maximum of 930,000 shares of Common Stock. At August 31, 1996, options to purchase 621,375 shares of HIE Common Stock were outstanding under Plan Two. Plan Two is identical to Plan I except that Plan Two contains a fixed vesting schedule under which, after the Spin-Off, an option granted under Plan Two shall become exercisable (i.e., vest) to the extent of 33% of the shares of Common Stock subject to such option on each of the first three anniversary dates of the option's date of grant.

  Non-Employee Director Stock Option Plan

     The Company's Non-Employee Director Stock Option Plan (the "Director Stock Option Plan") was adopted by the Board of Directors of the Company on August 10, 1995. Pursuant to the Director Stock Option Plan, current and subsequently elected directors each receive an initial option to purchase 20,000 shares of Common Stock. In addition, each Non-Employee Director will be granted an additional option to purchase 2,000 shares of Common Stock following such director's reelection at an annual meeting of shareholders of the Company, provided that such individual has been a Non-Employee Director for the preceding six months. The purchase price for all options granted under the Non-Employee Director Stock Option Plan is equal to the fair market value on the date of said grants. Under the Director Stock Option Plan, 250,000 shares of Common Stock are reserved for issuance. At August 31, 1996, options to purchase 154,000 shares of HIE Common Stock were outstanding under the Director Stock Option Plan.

  1996 EBU Tandem Stock Option Plan

     The Company's 1996 EBU Tandem Stock Option Plan (the "HIE Tandem Option Plan"), which provides for the grant of options to purchase up to 957,500 shares of Common Stock, operates in conjunction with the Healthcare Communications, Inc. Stock Option Plan and the Integrated Healthcare Solutions, Inc. Stock Option Plan (together, the "EBU Plans"). The HIE Tandem Option Plan was adopted by the Board of Directors of the Company on April 23, 1996. The HIE Tandem Option Plan and the EBU Plans (collectively, the "Tandem Plans") are intended to advance the interests of the Company and its EBUs by providing a means whereby officers, key employees, consultants and advisors to the respective EBUs may acquire a proprietary interest in either or both the employing EBU and HIE. Options granted under the EBU Plans entitle the holder to receive tandem options granted under the HIE Tandem Option Plan, and vice versa. The exercise of an option granted under either EBU Plan results in a simultaneous expiration of the proportionate amount of the tandem option granted under the HIE Option Plan; conversely, the exercise of an option granted under the HIE Tandem Option Plan results in a simultaneous expiration of the proportionate amount of the tandem option granted under the EBU Plan. In the event of the termination or expiration of an option granted under any of the Tandem Plans, the corresponding tandem option automatically terminates. At August 31, 1996, options to purchase 600,534 shares of HIE Common Stock were outstanding under the HIE Tandem Option Plan.

  HIE Adjustment Stock Option Plan

     Certain directors and employees of the Former Parent and/or its subsidiaries had been granted stock options to purchase shares of the Former Parent's Common Stock ("Former Parent Options") under the

Non-employee Director Stock Option Plan (the "Director Plan") and the 1981, 1983, 1985, 1991 and 1993 Former Parent Stock Option Plans (together with the Director Plan, the "Former Parent Option Plans"). The Former Parent Option Plans and related Stock Option Agreements permitted the Stock Option Committee of the Former Parent's Board of Directors (the "Committee"), or the Former Parent Board of Directors itself (in the case of the Director Plan) in the event of a stock dividend or other relevant change in the capitalization or structure of the Former Parent, to make such equitable adjustments as it deemed appropriate to preserve the value of the Former Parent Options by adjusting the number and kind of underlying shares and the option exercise price. Pursuant to the adjustment provisions set forth in the Former Parent Option Plans, the Committee and the Board of Directors determined that each outstanding Former Parent Option held by any person who is a director of the Former Parent or an employee of the Former Parent or its subsidiaries on a specified date in advance of the Spin-Off would be adjusted immediately prior to the Spin-Off so as to represent two separately exercisable options (the "Adjustment"): one to purchase the Former Parent Common Stock (the "Former Parent Adjusted Option") and one to purchase HIE Common Stock (the "HIE Adjustment Option") (collectively, the "Adjusted Options").

     The Adjusted Options were issued pursuant to formulas intended to preserve the economic value of the Former Parent Options by remedying the dilution of the value of such options that would otherwise result from the Spin-Off. The Adjustment had the effect of treating holders of the Former Parent Options in a manner that paralleled the treatment of the Former Parent shareholders in the Spin-Off. The HIE Adjustment Options are subject to terms and conditions set forth in the HIE Adjustment Plan which was approved by the Former Parent as the sole shareholder of HIE. The Board of Directors of the Company approved the HIE Adjustment Plan on August 10, 1995. The HIE Adjustment Plan was adopted solely for the purpose of issuing the HIE Adjustment Options, and no further grants will be made under such plan except in connection with any adjustment or regrant of any then-outstanding options as permitted under such plan. The terms of the HIE Adjustment Plan are substantially the same as the terms of the Former Parent Option Plans. The HIE Adjustment Options consist of both nonqualified options and incentive stock options. The HIE Adjustment Options are not transferable, except to the limited extent that the Former Parent Options with respect to which they will be issued are transferable. The Former Parent Options are not transferable except by will or the applicable laws of descent and distribution. At August 31, 1996, options to purchase 650,761 shares of HIE Common Stock were outstanding under the HIE Adjustment Plan.

  Non-Employee Directors Stock Plan

     The Company's Non-Employee Directors Stock Plan (the "Stock Plan") was adopted by the Board of Directors of the Company on October 20, 1995 and provides a mechanism for Non-Employee Directors of the Company to automatically increase their ownership of HIE Common Stock and thereby further align their interests with those of the Company's shareholders. The Stock Plan, which is administered by the Company's Compensation Committee, allows Non-Employee Directors to elect to receive all or a portion of their annual retainer fee in unrestricted shares of HIE Common Stock. The shares will be issued quarterly. There are presently 250,000 shares of Common Stock reserved for issuance under the Stock Plan. At August 31, 1996, no shares of HIE Common Stock were outstanding under the Stock Plan.

  Employee Stock Purchase Plan

     The Company's Employee Stock Purchase Plan (the "Purchase Plan") provides for the purchase of 200,000 shares of the Company's Common Stock by eligible employees of the Company and its subsidiaries (as defined in Section 424(f) of the Internal Revenue Code of 1986, as amended). Under the Purchase Plan, the Company conducts a series of offerings of its authorized but unissued shares of Common Stock each of which commences on the first business day of each calendar quarter (starting July 1, 1996) and terminates on the last business day of such quarter (an "Offering Period"). An eligible employee who elects to become a participant in the Purchase Plan must sign an authorization form pursuant to which payroll deductions to purchase Common Stock are made. The authorization must specify the amount of payroll deduction to be made from the employee's compensation and such amount (i) may not be less than 2% of the participant's compensation as paid on each payday or $100, whichever is less, and (ii) may not exceed 10% of the participant's compensation as paid on each payday.

     At the beginning of each Offering Period each participant is granted, by operation of the Purchase Plan, an option to purchase up to 2,000 shares, which option will expire, to the extent it is unexercised, on the termination date of that Offering Period. No participant may be granted an option under the Plan if the option will permit his rights to purchase stock under all employee stock purchase plans of the Company, any parent of the Company, and any of the Company's subsidiaries to accrue at a rate that exceeds $25,000 in the fair market value of such stock for each calendar year or portion of such year in which the option would be outstanding.

     The exercise price for options granted under the Purchase Plan will be the lower of 85% of the fair market value per share of Common Stock on either the first business day of the Offering Period or the last business day of the Offering Period. Fair market value generally is the closing quoted selling price of the Common Stock in the over-the-counter market as reported in The Wall Street Journal or any successor, similar publication or as determined by other equitable means pursuant to the Plan. No shares had been issued under the Employee Stock Purchase Plan as of August 31, 1996.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Company's By-Laws provide that the Company will indemnify its directors and officers and any persons serving at the request of the Company as a director or officer of another corporation or other entity to the full extent permitted by law. The Company believes that indemnification under its By-Laws covers at least negligence and gross negligence by indemnified parties.

     The Company's Articles of Incorporation provide that, pursuant to Georgia law, its directors shall not be liable for monetary damages for breach of the director's fiduciary duty of care to the Company and its shareholders. This provision does not eliminate the duty of care, and in appropriate circumstances, equitable remedies such as injunction or other forms of non-monetary relief will remain available under Georgia law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for appropriations of business opportunities of the Company, acts or omissions involving intentional misconduct or knowing violations of law, actions leading to improper personal benefit to the director, and payment of dividends or approval of stock repurchases or redemptions that are unlawful under Georgia law. The provisions do not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Mr. Parker H. Petit, the Chairman of the Board of the Company, is also the Chairman of the Board of Matria Healthcare. Matria Healthcare provides certain services to the Company under the terms of an Administrative Services Agreement (the "Services Agreement") originally entered into between the Company and the Former Parent. Pursuant to the Services Agreement, Matria Healthcare has agreed to provide certain administrative and related services to the Company. These services relate to areas such as accounting, legal, tax, data processing, human resources and certain other services, as well as certain insurance coverages. Charges for these services are made on a monthly basis in an amount which is estimated to equal Matria Healthcare's cost, including overhead, of providing the services. The Company is under no obligation to purchase such services from Matria Healthcare. For the year ended December 31, 1995, the Company reimbursed Matria Healthcare for the cost of the administrative and personnel services provided by employees of Matria Healthcare in the amount of $325,000. In addition, the Company paid $57,000 to reimburse Matria Healthcare for the cost of group health, life, directors and officers and property and casualty insurance premiums paid by Matria Healthcare on behalf of the Company for the year ended December 31, 1995. These amounts paid by the Company to Matria Healthcare for services, however, may not be representative of the amount of services required by the Company in the future. The respective Audit Committees of the Company and Matria Healthcare meet on an annual basis to review the services previously provided and to be provided in the future. The Services Agreement has an initial term of two years and is automatically renewed each year thereafter. The Services Agreement may be cancelled for any reason by either party without penalty on 120 days advance notice.

     It is the Company's policy that all transactions between the Company and Matria Healthcare, or between the Company and any other affiliated party, will be on an arm's length basis on terms no less favorable to the Company than could be obtained from unaffiliated third parties. In addition, it is the Company's policy that any transactions between the Company and any other affiliated party, including Matria Healthcare or its affiliates, that are material to the Company must be approved by the vote of a majority of the independent and disinterested members of the Board of Directors of the Company.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as to the Common Stock beneficially owned as of August 31, 1996 by each of the Company's directors and each executive officer named in the Summary Compensation Table set forth under the caption "Executive Compensation and Other Information" and all directors and executive officers as a group. Under the rules of the Securities and Exchange Commission (the "Commission"), a person is deemed to be a beneficial owner of a security if he or she has or shares the power to vote or to direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities which that person has the right to acquire within 60 days, as well as any securities owned by such person's spouse, children or relatives living in the same house. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated in a footnote each person listed below possesses sole voting and investment power with respect to the shares indicated as beneficially owned by him. Mr. Parker H. Petit, the Chairman of the Board of the Company, is the only shareholder known to the Company to beneficially own more than five percent of the outstanding shares of the Company's Common Stock. Mr. Petit's address is c/o Matria Healthcare, Inc., 1850 Parkway Place, Suite 1200, Marietta, Georgia 30067.

                                                                                     PERCENT OF SHARES
                                                                                   BENEFICIALLY OWNED(1)
                                                                                  -----------------------
                                                             NUMBER OF SHARES     PRIOR TO        AFTER
                 NAME OF BENEFICIAL OWNER                   BENEFICIALLY OWNED    OFFERING      OFFERING
----------------------------------------------------------  ------------------    ---------     ---------
Parker H. Petit...........................................       1,560,011(2)(3)      9.0%          7.8%
H. Darrell Young..........................................         646,250(4)         3.6%          3.1%
Joseph G. Bleser..........................................          63,666(5)        *             *
J. Terry Dewberry.........................................         108,526           *             *
William J. Gresham, Jr....................................          23,500(6)        *             *
Charles R. Hatcher, Jr., M.D..............................          20,000(7)        *             *
John W. Lawless...........................................          45,800           *             *
Carl E. Sanders...........................................          92,500(8)        *             *
Donald W. Weber...........................................          10,000           *             *
All directors and executive officers as a group (9               2,569,003           14.2%         12.3%
  individuals)............................................

---------------

  * Indicates less than 1%
(1) Percent of Shares Beneficially Owned is with respect to outstanding shares of the Common Stock on August 31, 1996 (17,283,419 shares).
(2) Does not include 277,130 shares owned by NationsBank of Georgia, N.A. ("NationsBank"), as Trustee of an irrevocable trust for the benefit of Mr. Petit's children, or 600,000 shares owned by NationsBank as Trustee of an irrevocable trust for the benefit of Mr. Petit's grandchildren (such trusts hereinafter referred to collectively as the "Trusts" and individually as a "Trust"). Mr. Dewberry, a director of the Company, is a member of the self-perpetuating advisory committee of each Trust. Each advisory committee has the power to remove the Trustee and to direct the Trustee as to the voting and disposition of the shares owned by the Trustee except that the advisory committee has no such power during the lifetime of Mr. Petit if the shares held by Mr. Petit and the Trust, when aggregated, are "significant from the viewpoint of voting control" of the Company. Both the Trustee and the respective advisory committees consider the shares owned by the Trustee under the Trusts to be significant in terms of voting control. In the absence of direction by the advisory committees, the Trustee has sole power to direct the voting and disposition of the securities in the Trusts.
(3) Includes 1,452,511 shares owned by Mr. Petit, 97,500 shares held by Petit Investments Limited Partnership, and 10,000 shares held by the Petit Grantor Trust.
(4) Represents shares that Mr. Young may acquire through the exercise of stock options exercisable within 60 days. Does not include 1,700 shares owned by Mr. Young's adult son, as to which shares Mr. Young disclaims beneficial ownership.
(5) Includes 51,666 shares that Mr. Bleser may acquire through the exercise of stock options exercisable within 60 days.
(6) Represents 3,500 shares owned by Mr. Gresham and 20,000 shares that may be acquired through the exercise of stock options exercisable within 60 days.
(7) Represents shares that Dr. Hatcher may acquire through the exercise of stock options exercisable within 60 days.
(8) Represents 72,500 shares owned by Mr. Sanders and 20,000 shares that may be acquired through the exercise of stock options exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 20,000,000 shares of Preferred Stock, no par value. The Preferred Stock may be issued in separate series as authorized by the Company's Board of Directors.

COMMON STOCK

     Each share of Common Stock entitles the holder to one vote on all matters on which holders are permitted to vote. The holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor and, upon liquidation, to a pro rata share in any distribution to shareholders. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the voting rights, terms of redemption, redemption prices, liquidation preferences and other rights and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders, may discourage bids for the Company's Common Stock at a premium over the market price therefor and may have an adverse effect on the market price of the Common Stock and the voting and other rights of the holders of the Common Stock. The Board of Directors has authorized one series of the Preferred Stock, the Series A Cumulative Preferred Stock (the "Series A Preferred Stock"), consisting of 500,000 shares. See
"-- Shareholder Rights Plan."

CERTAIN PROVISIONS OF THE COMPANY'S BY-LAWS

     The Company has adopted a bylaw electing coverage under the business combinations provisions of the Georgia Business Corporations Code. The business combinations provisions generally prohibit a corporation from engaging in any "business combination" (a merger, consolidation or other specified corporation transaction) with an "interested shareholder" (a 10% shareholder or an affiliate of the corporation which was a 10% shareholder at any time within the preceding two years) for a period of five years from the date such person becomes an interested shareholder, unless the interested shareholder (i) prior to becoming an interested shareholder, obtained the approval of the Board of Directors for either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, (ii) becomes the owner of at least 90% of the outstanding voting stock of the corporation in the same transaction in which the interested shareholder became an interested shareholder, excluding for purposes of determining the number of shares outstanding those shares owned by officers, directors, subsidiaries and certain employee stock plans of the corporation or (iii) subsequent to the acquisition of 10% or more of the outstanding voting stock of the corporation, acquires additional shares resulting in ownership of at least 90% of the outstanding voting stock of the corporation and obtains approval of the business combination by the holders of a majority of the shares of voting stock of the corporation, other than those shares held by an interested shareholder, officers, directors, subsidiaries and certain employee stock plans of the corporation.

REGISTRATION RIGHTS

     The Company has granted limited registration rights with respect to the 1,540,241 shares of Common Stock underlying the Company's convertible debenture due January 2, 1998 issued in connection with the Company's acquisition of the remaining equity interest in HCI. See Notes 3 and 6 of the Notes to Consolidated Financial Statements. Upon conversion of the debenture at maturity (or earlier upon the occurrence of an event of default), holders of such underlying shares will have the right, during the three months following the conversion, to require the Company to file a registration statement covering the sale of such shares. In addition, the Company's agreement in principle with Massey Burch contemplates that the

Company will grant certain registration rights with respect to both the shares of Common Stock underlying the proposed warrant and the shares of Common Stock issuable upon the Company's exercise of its option to acquire Massey Burch's interest in CHS. See "Recent Developments."

SHAREHOLDER RIGHTS PLAN

     On October 20, 1995, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of HIE Common Stock to shareholders of record at the close of business on October 30, 1995 and authorized and directed the issuance of one Right with respect to each share of Common Stock that shall become outstanding at any time thereafter but prior to the occurrence of certain terminating events. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of the Series A Preferred Stock, at a purchase price of $50 per Unit, subject to adjustment (the "Purchase Price"). The Purchase Price shall be paid in cash. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and SunTrust Bank, as Rights Agent.

     Upon the occurrence of certain events generally associated with an unsolicited takeover attempt of the Company or certain self-dealing transactions, the Rights (except for Rights held by an Acquiring Person, as that term is defined in the Rights Agreement) will become exercisable and will cease to automatically trade with the Common Stock. Thereafter, upon the occurrence of certain further triggering events, each Right (except for Rights held by an Acquiring Person) will become exercisable for that number of shares of Common Stock having a value equal to two times the exercise price of the Right; or in the event that the Company is acquired in a merger or other business combination and is not the surviving corporation, or over one half of the Company's assets or earning power is sold or transferred, each Right (except for Rights held by an Acquiring Person) will become exercisable for that number of shares of common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Purchase Price payable, and the number of Units of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to certain anti-dilution adjustments.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     The Rights Agreement may be amended in certain instances so long as there are Continuing Directors (as that term is defined in the Rights Agreement) and a majority of such Continuing Directors votes in favor of the proposed amendment. Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended prior to the Rights Distribution Date (as that term is defined in the Rights Agreement). After the Rights Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, to correct or supplement any provision contained in the Rights Agreement which is defective or inconsistent with another provision therein, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable and no amendment shall be made to lengthen any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of the common equity of the Company, including the holders of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become exercisable. The Company believes, however, that the Rights should neither affect any prospective offeror willing to negotiate with the Board of Directors of the Company nor interfere with any merger or other business combination approved by the Board of Directors of the Company because the Board of Directors may, at its option, redeem the Rights. The Rights will expire on October 23, 2005, unless earlier redeemed by the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the HIE Common Stock is SunTrust Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have outstanding 20,033,419 shares of Common Stock (20,445,919 shares assuming full exercise of the Underwriter's over-allotment option). Of these shares, the 2,750,000 shares sold in this Offering (3,162,500 shares if the Underwriter's over-allotment option is exercised in full) will be freely tradeable without restrictions or further registration under the Securities Act, except those held by "affiliates" (as defined under the Securities Act) of the Company. The remaining outstanding shares of Common Stock, which were distributed by the Former Parent in the Spin-Off and were registered under the Securities Act, are also freely tradeable, except for affiliate shares.

     In general, under Rule 144 as currently in effect, a shareholder who has beneficially owned for at least two years shares privately acquired directly or indirectly from the Company or from an affiliate of the Company, and persons who are affiliates of the Company who have acquired the shares in the public market, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the outstanding shares of Common Stock (approximately 200,334 shares immediately after the closing of this Offering, or approximately 204,459 shares if the Underwriter's over-allotment option is exercised in full); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements relating to the manner and notice of sale and the availability of current public information about the Company.

     Each of the Company's directors and executive officers has entered into lock-up agreements with the Underwriter pursuant to which such shareholders have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Morgan Keegan & Company, Inc. Upon expiration of the lock-up period, these shares will be eligible for immediate sale, subject in certain cases to the volume and other limitations under Rule 144.

     The Company has filed registration statements on Form S-8 under the Securities Act to register shares of Common Stock reserved for issuance under its stock and employee benefit plans. See "Stock Option and Other Plans." Shares issued under the respective plans will be freely tradeable without restriction or further registration under the Securities Act, unless acquired by affiliates of the Company.

     No predictions can be made with respect to the effect, if any, that public sales of shares of Common Stock or the availability of shares for sale in the public market will have on the market price of the Common Stock after this Offering. Sales of substantial amounts of Common Stock in the public market following this Offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock or the ability of the Company to raise capital through sales of its equity securities. See "Risk Factors -- Shares Eligible for Future Sale" and "Description of Capital
Stock -- Registration Rights."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement between the Company and Morgan Keegan & Company, Inc. (the "Underwriter"), the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, the 2,750,000 shares of Common Stock offered hereby.

     The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriter's obligation is such that it is committed to purchase all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any of such shares are purchased.

     The Underwriter has advised the Company that it proposes to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not in excess of $.11 per share, of which $.05 may be reallocated to other dealers. After the Offering, the public offering price, concession and reallowance to dealers may be reduced by the Underwriter. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Company has granted the Underwriter an option for thirty days after the date of this Prospectus to purchase, at the offering price, less the underwriting discounts and commissions as set forth on the cover page of this Prospectus, up to 412,500 additional shares of Common Stock at the same price per share as the Company receives for the 2,750,000 shares of Common Stock offered hereby, solely to cover over-allotments, if any.

     Each of the Company's directors and executive officers has agreed not to offer, sell or otherwise dispose of Common Stock or securities convertible into or exchangeable for, or any rights to purchase or acquire Common Stock for a period of 90 days following the Effective Date, without the prior written consent of Morgan Keegan & Company, Inc. The Company also has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock for a period of 90 days following the date of this Prospectus without the prior written consent of Morgan Keegan & Company, Inc., except for the granting of options or the sale of stock pursuant to the Company's stock plans described in this Prospectus. Morgan Keegan & Company, Inc., in its discretion, may waive the foregoing restrictions in whole or in part, with or without a public announcement of such action.

     The Offering of the shares is made for delivery when, as and if accepted by the Underwriter and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriter reserves the right to reject an order for the purchase of shares in whole or in part.

     In general, the rules of the Commission will prohibit the Underwriter from making a market in the Common Stock during the "cooling off" period immediately preceding the commencement of sales in the Offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the Offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, the Underwriter, selling group members (if any) or their respective affiliates may have engaged in passive market making in the Company's Common Stock during the cooling off period.

     The Company has agreed to indemnify the Underwriter or to contribute to losses arising out of certain liabilities under the Act.

                                 LEGAL MATTERS

     The validity of the HIE Common Stock being distributed hereby and certain other legal matters in connection with this Offering is being passed upon for the Company by Troutman Sanders LLP, Atlanta, Georgia. Carl E. Sanders, a partner at Troutman Sanders LLP, is a director of the Company and of Matria Healthcare and at August 31, 1996 was the beneficial owner of 92,500 shares of the Common Stock of the Company. See "Management -- Compensation Committee Interlocks and Insider Participation."

     Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriter by Hale and Dorr, Washington, D.C.

                                    EXPERTS

     The consolidated balance sheets of Healthdyne Information Enterprises, Inc. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the period from June 15, 1994 (the date of incorporation) to December 31, 1994 and for the year ended December 31, 1995 have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP and Arthur Andersen LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firms as experts in accounting and auditing.

     The balance sheets of Healthcare Communications, Inc. as of December 31, 1993 and 1994 and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1994 and schedule included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts giving said report.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement", which term shall include any amendments or supplements thereto) under the Securities Act with respect to this Offering. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to that exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected without charge at the principal office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such information can be obtained by mail from the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission. Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C., and at the regional offices of the Commission listed above. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site that contains reports, proxy statements and other information regarding registrants, including the Company, that file such information electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
HEALTHDYNE INFORMATION ENTERPRISES, INC. AND SUBSIDIARIES
  Independent Auditors' Report........................................................   F-2
  Consolidated Balance Sheets at December 31, 1994 and 1995 and
     June 30, 1996 (unaudited)........................................................   F-3
  Consolidated Statements of Operations for the Period from June 15, 1994 (Date of
     Incorporation) to December 31, 1994, the Year ended December 31, 1995 and the Six
     Month Periods ended June 30, 1995 and 1996 (unaudited)...........................   F-4
  Consolidated Statements of Shareholders' Equity for the Period from June 15, 1994
     (Date of Incorporation) to December 31, 1994, the Year ended December 31, 1995
     and the Six Month Period ended June 30, 1996 (unaudited).........................   F-5
  Consolidated Statements of Cash Flows for the Period from June 15, 1994 (Date of
     Incorporation) to December 31, 1994, the Year ended December 31, 1995 and the Six
     Month Periods ended June 30, 1995 and 1996 (unaudited)...........................   F-6
  Notes to Consolidated Financial Statements..........................................   F-7
HEALTHCARE COMMUNICATIONS, INC.
  Report of Independent Public Accountants............................................  F-18
  Balance Sheets as of December 31, 1993 and 1994.....................................  F-19
  Statements of Operations for the Years Ended December 31, 1992, 1993 and 1994.......  F-20
  Statements of Stockholders' Equity (Deficit) for the Years Ended December 31, 1992,
     1993 and 1994....................................................................  F-21
  Statements of Cash Flows for the Years Ended December 31, 1992, 1993 and 1994.......  F-22
  Notes to Financial Statements.......................................................  F-23
  Schedule II -- Valuation and Qualifying Accounts....................................  F-28

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Healthdyne Information Enterprises, Inc.:

     We have audited the accompanying consolidated balance sheets of Healthdyne Information Enterprises, Inc. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for the period from June 15, 1994 (date of incorporation) to December 31, 1994 and for the year ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 1994 financial statements of Healthcare Communications, Inc. (44% owned investee company during 1994). The Company's investment in Healthcare Communications, Inc. at December 31, 1994 was $6,904,000 and its equity in earnings was $154,000 for the period ended December 31, 1994. The 1994 financial statements of Healthcare Communications, Inc. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this company, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Healthdyne Information Enterprises, Inc. and subsidiaries at December 31, 1994 and 1995 and the results of their operations and their cash flows for the period from June 15, 1994 to December 31, 1994 and for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Atlanta, Georgia                          KPMG PEAT MARWICK LLP
February 14, 1996

                    HEALTHDYNE INFORMATION ENTERPRISES, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                            DECEMBER 31,
                                                                        --------------------    JUNE 30,
                                                                         1994         1995        1996
                                                                        -------     --------   -----------
                                                                                               (UNAUDITED)
                                                                         (IN THOUSANDS, EXCEPT PER SHARE
                                                                                     AMOUNTS)
                                                  ASSETS
Current assets:
  Cash and cash equivalents (note 10).................................  $    41     $  4,013    $   2,812
  Trade accounts receivable, less allowances of $9, $85 and $68 at
    December 31, 1994 and 1995 and June 30, 1996, respectively........       88        2,966        4,158
  Other current assets................................................       52        1,020          601
                                                                        -------     --------   -----------
         Total current assets.........................................      181        7,999        7,571
Notes receivable (note 11)............................................      590          417          417
Purchased software, net of accumulated amortization of $-0-, $150 and
  $378 at December 31, 1994 and 1995 and June 30, 1996,
  respectively........................................................       44        2,494        3,120
Capitalized software development costs, net of accumulated
  amortization of $11 at June 30, 1996................................       --           --          434
Property and equipment, net (note 4)..................................      202        1,136        1,226
Investment in affiliated company (note 3).............................    6,904           --           --
Excess of cost over net assets of businesses acquired, less
  accumulated amortization of $50, $758 and $1,104 at December 31,
  1994 and 1995 and June 30, 1996, respectively (note 3)..............    1,749        9,614        9,369
Other assets..........................................................      304           74           31
                                                                        -------     --------   -----------
                                                                        $ 9,974     $ 21,734    $  22,168
                                                                        ========    =========  ===========
                                   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt and obligations under capital
    leases (notes 6, 10 and 11).......................................  $    --     $  2,652    $   1,734
  Accounts payable, principally trade.................................      186          547          793
  Accrued liabilities (note 5)........................................       28          760          750
  Deferred service revenue............................................       23        1,297        1,796
                                                                        -------     --------   -----------
         Total current liabilities....................................      237        5,256        5,073
Long-term debt and obligations under capital leases, excluding current
  installments (notes 6, 10, and 11)..................................       --        5,382        5,306
Other.................................................................       --          167          167
                                                                        -------     --------   -----------
         Total liabilities............................................      237       10,805       10,546
                                                                        -------     --------   -----------
Shareholders' equity (notes 6, 8 and 13):
  Preferred stock, without par value: authorized 20,000 shares;
    designated Series A Cumulative Preferred Stock 500 shares; issued
    none..............................................................       --           --           --
  Common stock, $.01 par value: authorized 50,000 shares; issued and outstanding 15,500, 16,503, and 17,186 shares at December 31, 1994
    and 1995 and June 30, 1996, respectively..........................      155          165          172
  Additional paid-in capital..........................................   10,847       22,012       22,332
  Accumulated deficit.................................................   (1,265)     (11,248)     (10,882)
                                                                        -------     --------   -----------
         Total shareholders' equity...................................    9,737       10,929       11,622
Commitments (notes 9, 11 and 13)......................................
                                                                        -------     --------   -----------
                                                                        $ 9,974     $ 21,734    $  22,168
                                                                        ========    =========  ===========

          See accompanying notes to consolidated financial statements.

                    HEALTHDYNE INFORMATION ENTERPRISES, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                               SIX
                                                   FOR THE PERIOD                         MONTHS ENDED
                                                 FROM JUNE 15, 1994       YEAR ENDED        JUNE 30,
                                               (DATE OF INCORPORATION)   DECEMBER 31,   -----------------
                                                TO DECEMBER 31, 1994         1995        1995      1996
                                               -----------------------   ------------   -------   -------
                                                                                           (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue (note 12):
  Software...................................          $   153             $  5,136     $ 2,146   $ 3,152
  Services...................................               --                3,564       1,607     4,115
                                                       -------             --------     -------   -------
          Total revenue......................              153                8,700       3,753     7,267
                                                       -------             --------     -------   -------
Cost of revenue (note 2):
  Software...................................               65                  536         151       312
  Services...................................               --                2,082         793     2,223
                                                       -------             --------     -------   -------
          Total cost of revenue..............               65                2,618         944     2,535
                                                       -------             --------     -------   -------
          Gross profit.......................               88                6,082       2,809     4,732
Operating expenses (note 2):
  Sales and marketing........................              186                3,435       1,478     1,681
  Research and development...................              192                1,928         828       605
  General and administrative (including
     related party expenses of $164, $325,
     $153 and $14 for the respective
     periods)................................              980                4,337       1,814     1,845
  Purchased in-process research and
     development (note 3)....................               --                3,605          --        --
  Goodwill impairment and investment option
     reserve (note 3)........................               --                1,730          --        --
                                                       -------             --------     -------   -------
          Operating earnings (loss)..........           (1,270)              (8,953)     (1,311)      601
Losses of affiliate (note 11)................             (156)              (1,144)       (468)       --
Minority interest in net loss of
  subsidiary.................................               --                  142          20        --
Interest expense.............................               --                 (303)        (85)     (315)
Interest income..............................                7                  135          --        80
Equity in earnings of affiliate (note 3).....              154                   --          --        --
                                                       -------             --------     -------   -------
          Earnings (loss) before income
            taxes............................           (1,265)             (10,123)     (1,844)      366
Income tax (expense) benefit (note 7)........               --                  140         (45)       --
                                                       -------             --------     -------   -------
          Net earnings (loss)................          $(1,265)            $ (9,983)    $(1,889)  $   366
                                                       =======             ========     =======   =======
Net earnings (loss) per common share and
  common share equivalent....................          $  (.08)            $   (.64)    $  (.12)  $   .02
                                                       =======             ========     =======   =======
Weighted average number of common shares and
  common share equivalents outstanding.......           15,500               15,653      15,500    18,689

          See accompanying notes to consolidated financial statements.

                    HEALTHDYNE INFORMATION ENTERPRISES, INC.
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                              COMMON STOCK      ADDITIONAL                       TOTAL
                                            ----------------     PAID-IN      ACCUMULATED    SHAREHOLDERS'
                                            SHARES    AMOUNT     CAPITAL        DEFICIT         EQUITY
                                            ------    ------    ----------    -----------    -------------
                                                                    (IN THOUSANDS)
Balance, June 15, 1994....................      --     $ --      $     --      $      --        $    --
Issuance of common stock (note 8).........  15,500      155            --             --            155
Capital contribution......................      --       --        10,847             --         10,847
Net loss..................................      --       --            --         (1,265)        (1,265)
                                            ------    ------    ----------    -----------    -------------
Balance, December 31, 1994................  15,500      155        10,847         (1,265)         9,737
Issuance of common stock..................     615        6            (6)            --             --
Stock options exercised...................     388        4           130             --            134
Capital contribution......................      --       --        11,041             --         11,041
Net loss..................................      --       --            --         (9,983)        (9,983)
                                            ------    ------    ----------    -----------    -------------
Balance, December 31, 1995................  16,503      165        22,012        (11,248)        10,929
Stock options exercised (unaudited).......     683        7           320             --            327
Net earnings (unaudited)..................      --       --            --            366            366
                                            ------    ------    ----------    -----------    -------------
Balance, June 30, 1996 (unaudited)........  17,186     $172      $ 22,332      $ (10,882)       $11,622
                                            ======    ======      =======      =========      =========

          See accompanying notes to consolidated financial statements.

                    HEALTHDYNE INFORMATION ENTERPRISES, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          FOR THE PERIOD                             SIX
                                                        FROM JUNE 15, 1994                      MONTHS ENDED
                                                             (DATE OF           YEAR ENDED        JUNE 30,
                                                          INCORPORATION)       DECEMBER 31,   -----------------
                                                       TO DECEMBER 31, 1994        1995        1995      1996
                                                       ---------------------   ------------   -------   -------
                                                                                                 (UNAUDITED)
                                                                            (IN THOUSANDS)
Cash flows from operating activities:
  Net earnings (loss)................................         $(1,265)           $ (9,983)    $(1,889)  $   366
  Adjustments to reconcile net earnings (loss) to net
    cash provided by (used in) operating activities:
    Purchased in-process research and development
      (note 3).......................................              --               3,605          --        --
    Goodwill impairment (note 3).....................              --               1,430          --        --
    Investment option reserve (note 3)...............              --                 300          --        --
    Losses of affiliate..............................             156               1,144         468        --
    Depreciation and amortization....................              80               1,080         432       728
    Minority interest in net loss of subsidiary......              --                (142)        (20)       --
    Equity in earnings of affiliate..................            (154)                 --          --        --
    Increase in trade accounts receivable............             (88)             (1,411)       (735)   (1,225)
    (Increase) decrease in other assets..............             (28)               (477)       (300)      222
    Increase (decrease) in trade accounts payable....              53                 204         (17)      305
    Increase (decrease) in accrued liabilities.......             (10)                223        (195)       63
    Increase (decrease) in deferred service
      revenue........................................              --                 480         (22)      499
                                                              -------             -------     -------   -------
         Net cash provided by (used in) operating
           activities................................          (1,256)             (3,547)     (2,278)      958
                                                              -------             -------     -------   -------
Cash flows from investing activities:
  Capital expenditures...............................            (148)               (672)       (406)     (159)
  Investment in equity of affiliate..................          (6,750)                 --          --        --
  Acquisition of businesses, net of cash acquired....          (1,186)               (565)       (565)       --
  Purchase of option to acquire business.............            (300)                 --          --        --
  (Increase) decrease in notes receivable............            (746)               (820)       (225)      172
  Purchased software.................................             (44)             (1,643)       (507)     (854)
  Capitalized software development costs.............              --                  --          --      (445)
                                                              -------             -------     -------   -------
         Net cash used in investing activities.......          (9,174)             (3,700)     (1,703)   (1,286)
                                                              -------             -------     -------   -------
Cash flows before financing activities...............         (10,430)             (7,247)     (3,981)     (328)
                                                              -------             -------     -------   -------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt...........              --                 559          --        --
  Principal payments on long-term debt...............            (531)               (410)        (44)   (1,200)
  Proceeds from capital contributions................          10,847              10,936       5,342        --
  Proceeds from issuance of common stock.............             155                 134          --       327
                                                              -------             -------     -------   -------
         Net cash provided by (used in) financing
           activities................................          10,471              11,219       5,298      (873)
                                                              -------             -------     -------   -------
         Net increase (decrease) in cash and cash
           equivalents...............................              41               3,972       1,317    (1,201)
Cash and cash equivalents at beginning of period.....              --                  41          41     4,013
                                                              -------             -------     -------   -------
Cash and cash equivalents at end of period...........         $    41            $  4,013     $ 1,358   $ 2,812
                                                              =======             =======     =======   =======
Supplemental disclosures of cash paid for:
  Interest...........................................         $    --            $    289     $   146   $    16
                                                              =======             =======     =======   =======
  Income taxes.......................................         $    --            $    140     $   140   $    --
                                                              =======             =======     =======   =======
Supplemental disclosure of noncash investing and
  financing activities:
  Equipment acquired under capital lease
    obligations......................................         $    --            $    160     $    --   $    99
                                                              =======             =======     =======   =======
  Equipment contribution received from Healthdyne,
    Inc..............................................         $    --            $    105     $    --   $    --
                                                              =======             =======     =======   =======
  Deferred service revenue financed by a note
    receivable.......................................         $    --            $    417     $    --   $    --
                                                              =======             =======     =======   =======
  Obligations incurred in connection with acquisition
    of minority interest of subsidiary (note 3)......         $    --            $  6,162     $    --   $    --
                                                              =======             =======     =======   =======

          See accompanying notes to consolidated financial statements.

                    HEALTHDYNE INFORMATION ENTERPRISES, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1995
                (INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX
               MONTHS ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) BUSINESS

     Healthdyne Information Enterprises, Inc. ("HIE" or the "Company") was incorporated on June 15, 1994 in the State of Georgia and is headquartered in Marietta, Georgia. HIE was a wholly-owned subsidiary of Healthdyne, Inc. ("Healthdyne") until November 6, 1995 at which time Healthdyne distributed all of the outstanding shares of HIE to the Healthdyne shareholders (the "Spin-off"). The Company and its subsidiaries provide clinical information software tools and products and related services to integrated healthcare delivery networks and other healthcare providers and payors.

     The consolidated financial statements include the financial position, results of operations and cash flows as of the dates and for the periods indicated for HIE and the following subsidiaries:

                                       HIE
                                    OWNERSHIP                                         STATE OF
        SUBSIDIARY                  PERCENTAGE              NATURE OF BUSINESS      INCORPORATION
--------------------------  --------------------------  --------------------------  -------------
Healthcare Communications,  44% from October 27, 1994   Systems and network           Texas
Inc. (Dallas, Texas)        to December 31, 1994; 57%   integration tools and
                            from January 1, 1995 to     services
                            December 31, 1995; 100%
                            effective December 31,
                            1995
DataView Imaging            61% from July 22, 1994 to   Image management products,   Georgia
International, Inc.         March 31, 1996; 19%         tools and services
(Norcross, Georgia)         effective April 1, 1996
                            (see note 13)
Integrated Healthcare       100% from May 30, 1995      Tools, products, and         Georgia
Solutions, Inc. (formerly   (the date of                services for object and
Clinical Assessment         incorporation)              work flow management;
Support System, Inc.)                                   patient indexing; clinical
(Marietta, Georgia)                                     assessment, measurement
                                                        and analysis; and network
                                                        design and management

     HIE also currently owns a less than 1% interest in Criterion Health Strategies, Inc. ("CHS") of Nashville, Tennessee, a provider of physician-oriented clinical measurement and analysis software tools, products, and services. HIE funded the operations of CHS through November 30, 1995; therefore, HIE recorded 100% of the losses of CHS through that date (see notes 11 and 13).

     During 1995, Healthcare Communications, Inc. ("HCI") made certain convertible loans totaling $301 to Perceptive Systems, Inc. ("PSI"), a software distributor, thereby making HCI the beneficial owner of PSI. Accordingly, PSI is consolidated with HCI.

(B) BASIS OF FINANCIAL STATEMENT PRESENTATION

     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make

                    HEALTHDYNE INFORMATION ENTERPRISES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated balance sheets and income and expenses for the periods. Actual results could differ from those estimates.

     All significant intercompany balances and transactions have been eliminated in consolidation.

(C) CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less.

(D) REVENUE

     Revenue is derived from the sale of clinical information software tools and products, and from providing related implementation, support, training and consulting services. Revenue from software licensing and support fees is recognized in accordance with Statement of Position 91-1, Software Revenue Recognition. Software revenue is recognized upon shipment since (i) collectibility of the related accounts receivable is typically probable; (ii) there are generally no obligations remaining under the related software license agreement after shipment; and (iii) customer acceptance is generally not contractually required. All service revenue is recognized as the work is performed or, in the case of a fixed fee contract, on the percentage of completion basis, even though some services are prepaid.

(E) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over an estimated useful life of five years. Amortization of leasehold improvements is recorded over the shorter of the lives of the related assets or the lease terms and is included in depreciation expense.

(F) EXCESS OF COST OVER NET ASSETS OF BUSINESSES ACQUIRED

     The excess of cost over net assets of businesses acquired (goodwill) is being amortized using the straight-line method over 15 years. Amortization expense related to acquired businesses amounted to $50 for the period from June 15, 1994 to December 31, 1994, $708 for the year ended December 31, 1995 and $234 and $346 for the six months ended June 30, 1995 and 1996, respectively. At each balance sheet date, the Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds (see note 3).

(G) PURCHASED SOFTWARE

     Purchased software includes both the cost of purchased software tools and products developed by a third party for the Company to exclusively market and sell and the cost of software acquired in connection with business combinations. It also includes the cost of licenses to use, embed, and sell software tools and products developed by others. These costs are being amortized ratably based on the projected revenue associated with these purchased or licensed tools and products or the straight-line method over five years, whichever method results in a higher level of amortization. Amortization expense related to purchased software amounted to $-0-for the period from June 15, 1994 to December 31, 1994, $150 for the year ended December 31, 1995 and $6 and $228 for the six months ended June 30, 1995 and 1996, respectively.

                    HEALTHDYNE INFORMATION ENTERPRISES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(H) RESEARCH AND DEVELOPMENT AND CAPITALIZED SOFTWARE DEVELOPMENT COSTS

     Prior to the determination of technological feasibility for software products and tools, research and development costs are expensed as incurred. After determination of technological feasibility and before the release of the software tools and products for general availability, the development costs related to such tools and products are capitalized. These costs are being amortized ratably based on the projected revenue associated with these tools and products or the straight-line method over five years, whichever method results in a higher level of amortization. There were no software development costs capitalized for the period from June 15, 1994 to December 31, 1994, for the year ended December 31, 1995 or for the six months ended June 30, 1995. For the six months ended June 30, 1996, the Company capitalized $445 of software development costs. Amortization expense related to capitalized software development costs was $11 for the six months ended June 30, 1996.

(I) INCOME TAXES

     Prior to the Spin-off, the Company's and Integrated Healthcare Solutions, Inc.'s results of operations were included in the consolidated Federal income tax returns filed by Healthdyne. Under the tax sharing agreement between the Company and Healthdyne, income taxes were recorded by the Company as if it filed separate income tax returns. The Company's subsidiaries DataView Imaging International, Inc. ("DataView") and HCI (through December 31, 1995) are required to file separate income tax returns.

     The Company accounts for income taxes using an asset and liability approach in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Additionally, the effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date. Income tax benefits are not recognized unless ultimate realization of such benefits is reasonably certain.

(J) NET EARNINGS (LOSS) PER SHARE OF COMMON STOCK

     Primary earnings (loss) per common share and common share equivalent are based on the weighted average number of shares outstanding and common share equivalents derived from dilutive stock options. Fully diluted earnings per share are not significantly different from primary earnings per share.

(K) UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

     In the opinion of the Company, all adjustments (consisting of normal recurring accruals) considered necessary for the fair presentation of the unaudited consolidated financial statements of the Company as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 have been included. Operating results for the six-month period ended June 30, 1996 are not necessarily indicative of the results that may be expected for the year ended December 31, 1996.

2.  RELATED PARTY TRANSACTIONS

     Healthdyne provides certain legal, tax, data processing, personnel, insurance, and accounting services to the Company. Amounts charged to the Company related to such services, which have been reflected as general and administrative expenses in the accompanying consolidated statements of operations for the period from June 15, 1994 to December 31, 1994, for the year ended December 31, 1995 and for the six months ended June 30, 1995 and 1996 were $164, $325, $153 and $14, respectively. Charges for services provided by Healthdyne to the Company are generally determined based on estimates of actual time in providing such services to the Company using actual costs without markup. To the extent that charges for such services and for costs incurred by Healthdyne on the Company's behalf are allocations of common expenses, such allocations are based on one or more criteria such as asset or revenue size, relative transaction volume,

                    HEALTHDYNE INFORMATION ENTERPRISES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

employee headcounts, facility size, and other relevant criteria. The Company believes that such allocation methods result in reasonable approximations of the common expenses related to the Company.

     Healthdyne also pays group health and property and casualty insurance on the Company's behalf. Amounts allocated to the Company for these premiums and included in cost of revenue and operating expenses in the accompanying consolidated statements of operations for the period from June 15, 1994 to December 31, 1994, for the year ended December 31, 1995 and for the six months ended June 30, 1995 and 1996 were $9, $57, $19 and $10, respectively.

3.  ACQUISITIONS

     On October 27, 1994, the Company acquired a 44% interest in HCI of Dallas, Texas for approximately $6,750 in cash. HCI is a provider of integration engine software. The investment was accounted for using the equity method of accounting, and is included in investment in affiliated company in the accompanying consolidated balance sheet at December 31, 1994. The excess of cost over the Company's share of net assets of HCI approximated its investment.

     Summarized financial information of HCI as of and for the year ended December 31, 1994 is as follows:

     Assets:
       Current assets...........................................................  $4,383
       Furniture and equipment, net.............................................     219
       Other assets.............................................................      81
                                                                                  ------
                                                                                  $4,683
                                                                                  ======
     Liabilities and stockholders' equity:
       Current liabilities......................................................  $1,664
       Noncurrent liabilities...................................................     948
       Stockholders' equity.....................................................   2,071
                                                                                  ------
                                                                                  $4,683
                                                                                  ======
     Revenue....................................................................  $5,072
     Gross profit...............................................................   4,081
     Income before income taxes.................................................   1,475
     Net income.................................................................  $  951

     On May 9, 1995, the Company purchased an additional 13% interest in HCI for approximately $3,061 in cash bringing the Company's total ownership interest to 57%. The acquisition was accounted for using the purchase method of accounting with the results of operations of the business acquired included retroactively from January 1, 1995. The acquisition resulted in cost over net assets acquired of approximately $8,834. Effective December 31, 1995, HIE increased its ownership interest in HCI from 57% to 100% for approximately $6,162 in deferred payments financed by two promissory notes. The first promissory note for approximately $1,100 bore interest at 8% per annum, was secured by HCI's accounts receivable and was paid in full by the Company in April 1996. The second promissory note is an approximately $5,062 convertible debenture, bearing interest at 6.4% per annum, secured by a portion of HCI common stock, and is due January 2, 1998. The principal and accrued interest under this debenture is convertible at the holders' option into shares of HIE common stock at $3.50 per share on January 2, 1998. The acquisition was accounted for using the purchase method of accounting. The acquisition resulted in purchased in-process research and development of approximately $3,605, which was expensed in 1995, purchased software of approximately $807, and additional cost over net assets acquired of approximately $1,169.

     On July 22, 1994, the Company acquired a 61% interest in DataView for approximately $1,250 in cash. DataView produces a system that captures and transmits radiology and other clinical images. The acquisition was accounted for using the purchase method of accounting with the results of operations of the business

                    HEALTHDYNE INFORMATION ENTERPRISES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

acquired included from the effective date of acquisition. The pro forma effect on earnings for the period prior to acquisition is not significant. The acquisition resulted in cost over net assets acquired (goodwill) of approximately $1,799, which was reduced at the end of 1995 by $1,430 to reflect the impairment of such goodwill resulting from a change in HIE's strategic direction with respect to DataView. Further, in connection with the acquisition, the Company purchased an option for $300 to acquire the remaining 39% interest in DataView. The option price is a multiple equal to a negotiated factor times the sum of DataView's revenue growth percentage and earnings before interest and taxes as a percent of revenue during the option year. In conjunction with the goodwill impairment charge referred to above, HIE also fully reserved the cost of this option at the end of 1995 (see note 13).

4.  PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows:

                                                                    DECEMBER 31,
                                                                    -------------   JUNE 30,
                                                                    1994    1995      1996
                                                                    ----   ------   --------
     Machinery and equipment......................................  $260   $1,088    $1,126
     Furniture and fixtures.......................................    17      219       212
     Equipment under capital leases...............................    --      160       186
     Leasehold improvements.......................................     4       23        19
                                                                    ----   ------    ------
                                                                     281    1,490     1,543
     Less accumulated depreciation and amortization...............    79      354       317
                                                                    ----   ------    ------
               Net property and equipment.........................  $202   $1,136    $1,226
                                                                    ====   ======    ======

5.  ACCRUED LIABILITIES

     Accrued liabilities are summarized as follows:

                                                                    DECEMBER 31,
                                                                    -------------   JUNE 30,
                                                                    1994    1995      1996
                                                                    ----   ------   --------
     Benefits and compensation....................................  $ 15   $  355    $  430
     Other........................................................    13      405       320
                                                                    ----   ------    ------
                                                                    $ 28   $  760    $  750
                                                                    ====   ======    ======

                    HEALTHDYNE INFORMATION ENTERPRISES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6.  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                    DECEMBER 31,
                                                                   ---------------   JUNE 30,
                                                                    1994     1995      1996
                                                                   ------   ------   --------
    Convertible debenture, interest at 6.4% payable at maturity;
      secured by a portion of HCI stock; convertible at the
      holders' option into the Company's common stock at $3.50
      per share at maturity on January 2, 1998...................  $   --   $5,062    $4,951
    Note payable, interest at 8.0%; secured by HCI's accounts
      receivable; paid in full during April 1996.................      --    1,100        --
    Amount due under financing agreement, as amended, imputed
      interest of 25.9% through December 31, 1995 and 12.2%
      thereafter; principal due in quarterly installments based
      on a percentage of total revenue of HCI payable in cash or
      HCI products and services at the lender's option; final
      installment due December 31, 1996..........................      --    1,037     1,099
    Amount payable to bank under revolving credit agreement (see
      description following).....................................      --      375       375
    Note payable to former shareholder of HCI, principal payable quarterly in amounts ranging from a minimum $25 to a
      maximum of 20% of HCI's gross revenue from its
      Europe/Middle East sales territory, until paid in full.....      --      300       250
    Obligations under capital leases -- equipment leases;
      interest ranging from 12.7% to 15.5% with various monthly
      payments and maturing January 1, 1999......................      --      160       365
                                                                   ------   ------   --------
              Total long-term debt...............................      --    8,034     7,040
    Less current installments....................................      --    2,652     1,734
                                                                   ------   ------   --------
              Long-term debt, excluding current installments.....  $   --   $5,382    $5,306
                                                                   ======   ======    ======

     In May 1995, HCI entered into a revolving credit agreement with a bank totaling $1,000, which expired in May 1996, but was renewed on similar terms and conditions through August 1997. Amounts outstanding under this agreement bear interest at the bank's prime rate plus 1% (9.25% at June 30, 1996) and are payable on demand.

     Approximate aggregate minimum annual payments due on long-term debt and capital leases for the five years subsequent to December 31, 1995 are as follows: 1996, $2,652; 1997, $152; 1998, $5,224; 1999, $6; and 2000 and
thereafter, none.

                    HEALTHDYNE INFORMATION ENTERPRISES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  INCOME TAXES

     The components of income tax (expense) benefit are as follows:

                                                                                       SIX MONTHS
                                                FOR THE PERIOD FROM                    ENDED JUNE
                                                JUNE 15, 1994 (DATE     YEAR ENDED        30,
                                                OF INCORPORATION) TO   DECEMBER 31,   ------------
                                                 DECEMBER 31, 1994         1995       1995    1996
                                                --------------------   ------------   ----    ----
    Current (expense) benefit:
      Federal.................................         $   --              $163       $(45)   $ --
      State...................................             --                --         --      --
      Foreign.................................             --               (23)        --      --
                                                      -------            ------       ----    ----
              Total income tax (expense)
                benefit.......................         $   --              $140       $(45)   $ --
                                                ===============        ==========     ====    ====

     A reconciliation of the expected income tax (expense) benefit (based on the U.S. Federal statutory rate) to the actual income tax (expense) benefit is as follows:

                                                                                      SIX MONTHS
                                               FOR THE PERIOD FROM                    ENDED JUNE
                                               JUNE 15, 1994 (DATE     YEAR ENDED         30,
                                               OF INCORPORATION) TO   DECEMBER 31,   -------------
                                                DECEMBER 31, 1994         1995       1995    1996
                                               --------------------   ------------   ----    -----
    Computed expected income tax (expense)
      benefit................................         $  443            $  3,543     $645    $(128)
    Goodwill amortization and other
      nondeductible expenses.................            (18)             (2,003)     (12)    (130)
    Losses utilized by Healthdyne............           (248)               (700)    (394)      --
    Losses in excess of allowable
      carrybacks.............................           (182)               (372)      --       --
    Losses of affiliate......................             --                (400)    (227)     (53)
    Use of net operating loss carryovers.....             --                  --       --      311
    Other....................................              5                  72      (57)      --
                                                     -------          ------------   ----    -----
                                                      $   --            $    140     $(45)   $  --
                                               ===============        ==========     ====    =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax asset are as follows:

                                                                  DECEMBER 31,
                                                                  -------------   JUNE 30,
                                                                  1994    1995      1996
                                                                  ----   ------   ---------
     Deferred tax assets:
       Allowance for doubtful accounts..........................  $  3   $   30     $  24
       Accruals and reserves not deducted for tax purposes......    17       78        80
       Net operating loss carryforward..........................   182      935       183
                                                                  ----   ------   ---------
               Total gross deferred tax asset...................   202    1,043       287
     Less valuation allowance...................................   202    1,043       287
                                                                  ----   ------   ---------
               Net deferred tax asset...........................  $ --   $   --     $  --
                                                                  ====   ======   =======

     At December 31, 1995, DataView and HIE had approximately $1,200 and $1,400 of estimated net operating loss carryforwards, respectively, available for Federal income tax reporting purposes to reduce future taxable income, if any. The DataView carryforward will only reduce the taxable income of DataView and cannot be utilized by another member of the HIE group. The HIE carryforward will only reduce the taxable income of HIE and HCI. These carryforwards will begin to expire in 2009 if not utilized. The alternative minimum tax loss carryforwards of HIE and DataView approximate the regular tax net operating loss carryforwards (see note 13).

                    HEALTHDYNE INFORMATION ENTERPRISES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8.  SHAREHOLDERS' EQUITY

     The Company was incorporated on June 15, 1994 and its articles of incorporation authorized 20,000 shares of common stock and 10,000 shares of preferred stock. The Company was initially capitalized on June 24, 1994, with the issuance of 8,000 shares of common stock to Healthdyne. On December 12, 1994, the Company declared a 1.9375-for-one stock split effected in the form of a stock dividend. Shareholders' equity and all share and per share information in the accompanying consolidated financial statements and related notes have been restated to reflect this split. On August 10, 1995, the Company's Board of Directors approved an amendment to the Company's articles of incorporation which increased the number of authorized shares of common stock from 20,000 to 50,000 and increased the number of authorized shares of preferred stock from 10,000 to 20,000. On November 6, 1995, Healthdyne distributed all of the 16,115 then-outstanding shares of the Company's common stock to the Healthdyne shareholders.

  Stock Option Plans

     The Company maintains five stock option plans for the benefit of key employees, nonemployee directors, and certain directors and employees of Healthdyne (with such Healthdyne-related plan being established pursuant to the Spin-off). A total of 4,110 shares and 5,068 shares of the Company's common stock have been authorized for issuance under these plans as of December 31, 1995 and June 30, 1996, respectively. Terms of options granted under the plans are determined by the Stock Option Committee of the Company's Board of Directors, subject to the terms of the respective plans. There was no stock option activity for the period from June 15, 1994 to December 31, 1994. A summary of stock option transactions under these plans during 1995 and for the six months ended June 30, 1996 is shown below:

                                                                                OPTION PRICE
                                                                      SHARES     PER SHARE
                                                                      ------   --------------
    Options outstanding at December 31, 1994........................     --          --
      Granted (at fair market value on the dates of original
         grant).....................................................  3,242    $0.23 - $1.50
      Exercised.....................................................   (388 )  $0.23 - $0.88
      Canceled or expired...........................................     --          --
                                                                      -----
    Options outstanding at December 31, 1995........................  2,854    $0.23 - $1.50
      Granted (at fair market value on the dates of original
         grant).....................................................    756    $2.37 - $5.88
      Exercised.....................................................   (683 )  $0.23 - $1.50
      Canceled or expired...........................................     (3 )  $0.27 - $4.47
                                                                      -----
    Options outstanding at June 30, 1996............................  2,924    $0.23 - $5.88
                                                                      =====
    Options exercisable at December 31, 1995........................  1,000
                                                                      =====
    Options exercisable at June 30, 1996............................  1,413
                                                                      =====

  Non-Employee Directors Stock Plan

     On October 20, 1995, the Company established a stock plan for nonemployee directors whereby such directors may elect to receive all or a portion of their annual retainer fee in unrestricted shares of the Company's common stock. As of June 30, 1996, none of the 250 shares reserved for this plan have been issued.

  Stock Purchase Plan

     On July 1, 1996, the Company commenced an employee discount stock purchase plan for all eligible employees of HIE and designated subsidiaries. Participants may use up to 10% of their compensation to

                    HEALTHDYNE INFORMATION ENTERPRISES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

purchase the Company's common stock through payroll deductions for 85% of the lower of the beginning or ending stock price on a quarterly basis. There were 200 shares of HIE common stock reserved for issuance under this plan as of June 30, 1996.

  Shareholder Rights Plan

     On October 20, 1995, the Company's Board of Directors declared a dividend distribution of one purchase right for each share of the Company's common stock outstanding as of October 30, 1995. If a person or group acquires beneficial ownership of 15% or more of the Company's outstanding common stock or announces a tender offer or exchange that would result in the acquisition of a beneficial ownership right of 20% or more of the Company's outstanding common stock, the rights detach from the common stock and are distributed to shareholders as separate securities. Each right entitles its holder to purchase one one-hundredth of a share (a unit) of Series A Cumulative Preferred Stock, at a purchase price of $50 per unit. The rights, which do not have voting power, expire on October 23, 2005 unless previously distributed and may be redeemed by the Company in whole at a price of $.01 per right at any time before and within 10 days after their distribution. If the Company is acquired in a merger or other business combination transaction, or 50% of its assets or earnings power are sold at any time after the rights become exercisable, the rights entitle a holder to buy a number of common shares of the acquiring company having a market value of twice the exercise price of the right. If a person acquires 20% of the Company's common stock or if a 15% or larger holder merges with the Company and the common stock is not changed or exchanged in such merger, or engages in self-dealing transactions with the Company, each right not owned by such holder becomes exercisable for the number of common shares of the Company having a market value of twice the exercise price of the right.

9.  EMPLOYEE BENEFIT PLAN

     The Company and HCI each maintain a 401(k) defined contribution plan for the benefit of their employees. The Company's obligation for contributions under its 401(k) plan is limited to the lesser of (i) one-half of each participant's contribution but not more than 2.5% of the participant's base salary or (ii) 20% of the Company's pretax earnings before consideration of this contribution. Discretionary Company contributions are allowed under this plan. The HCI plan provides for HCI contributions equal to one-half of each participant's contribution up to 3% of the participant's base salary. Contributions to the plans included in the consolidated statements of operations for the period from June 15, 1994 to December 31, 1994, for the year ended December 31, 1995, and for the six months ended June 30, 1995 and 1996 were approximately $-0-, $81, $48 and $47, respectively.

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, Disclosure about Fair Value of Financial Instruments, requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

(A) CASH AND CASH EQUIVALENTS

     The carrying amount approximates fair value because of the short maturity of these instruments.

(B) LONG-TERM DEBT

     The Company estimates that the carrying amount of the Company's long-term debt approximates the fair value based on the current rates offered to the Company for debt of the same remaining maturities.

                    HEALTHDYNE INFORMATION ENTERPRISES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11.  COMMITMENTS

     The Company is committed under noncancelable operating lease and capital lease agreements for facilities and equipment. The future minimum annual lease payments under these leases are summarized as follows:

                                                                         OPERATING   CAPITAL
                          YEAR ENDING DECEMBER 31,                        LEASES     LEASES
     ------------------------------------------------------------------  ---------   -------
               1996....................................................    $ 509      $  62
               1997....................................................      289         67
               1998....................................................       13         67
               1999....................................................       --          6
               Thereafter..............................................       --         --
                                                                         ---------   -------
                                                                           $ 811      $ 202
                                                                         =======
               Less interest...........................................                  42
                                                                                     -------
               Present value of future minimum capital lease
                 payments..............................................               $ 160
                                                                                      =====

     Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) for the period from June 15, 1994 to December 31, 1994, for the year ended December 31, 1995, and for the six months ended June 30, 1995 and 1996 was $37, $362, $136 and $260, respectively.

     HIE had committed to make loans up to $4,000 to CHS with such loans being convertible into a 64% ownership interest in CHS between October 21, 1996 and December 31, 2005. On December 4, 1995, Massey Burch Capital Corp. ("Massey Burch") agreed to invest in CHS by acquiring one-half of HIE's rights and obligations under HIE's commitment. Under this agreement, Massey Burch will make loans to CHS until the later of December 31, 1996 or such time as Massey Burch has loaned $1.3 million to CHS. At that point, HIE and Massey Burch will make loans to CHS on an equal basis until HIE and Massey Burch have each loaned a total of $2 million to CHS, each loan convertible into a 32% ownership interest in CHS between October 21, 1996 and June 30, 2004. Loans by HIE to CHS totaled $495 at December 31, 1994 and $1,300 at December 31, 1995 and June 30, 1996. The loans bear interest at 8%, payable annually, and are secured by CHS' accounts receivable, contract rights, equipment, inventory and intellectual property rights, and a pledge by the CHS shareholders of their shares of CHS common stock. The losses of CHS are netted against the notes receivable from CHS in the accompanying consolidated balance sheets and are shown as losses of affiliate in the accompanying consolidated statements of operations (see note 13).

     HIE has also committed to make loans to DataView up to a maximum of $2,450 to be repaid in five equal annual installments commencing on August 1, 2005. The loan balance, which has been eliminated in consolidation in the accompanying consolidated financial statements, totaled $1,003 at December 31, 1994, $1,949 at December 31, 1995 and $2,073 at June 30, 1996 (see note 13).

12.  MAJOR CUSTOMERS

     No single customer accounted for more than 10% of the Company's revenue for 1994 and 1995. One customer accounted for approximately 26% of the Company's revenue for the six months ended June 30, 1996. In addition, one distributor provided customers to the Company that accounted for approximately 18%, 21% and 12% of the Company's revenue for the year ended December 31, 1995 and for the six months ended June 30, 1995 and 1996, respectively.

                    HEALTHDYNE INFORMATION ENTERPRISES, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13. EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF THE INDEPENDENT AUDITOR

     On June 12, 1996, HIE and DataView entered into an agreement (the "Agreement") providing for a restructuring of the relationship between the parties effective as of April 1, 1996. The Agreement provides, among other things, for (i) a modification of the existing funding agreement between the parties to limit the Company's lending commitment to DataView to a maximum of $2,042 (the balance due under such funding agreement as of March 31, 1996); (ii) the repayment by DataView of certain advances totaling at least $93 made by HIE subsequent to December 31, 1995; (iii) a reduction in HIE's equity interest in DataView from the current 61.5% to 19.5% through a stock repurchase by DataView financed by HIE under a $1,061 fully-reserved promissory note; (iv) certain rights for HIE to use DataView's clinical image management technology in HIE's service business as well as nonexclusive product distribution rights; and (v) a reduction in HIE's representation on the DataView Board of Directors and a termination of HIE's executive management responsibilities with respect to DataView. Accordingly, subsequent to March 31, 1996, DataView's financial position, results of operations and cash flows are no longer consolidated with HIE.

     On July 30, 1996, the Company and Massey Burch entered into an agreement in principle which contemplates the purchase by the Company of an option to acquire Massey Burch's investment in CHS. Each of the Company and Massey Burch currently holds less than 1% of the common stock of CHS and an 8% convertible debenture which is convertible into 32% of the CHS common stock on a fully diluted basis. The option as currently proposed would be exercisable at any time during the period from December 31, 1996 through June 30, 1997, with the option exercise price to be payable through the issuance of the greater of 417 shares of the Company's Common Stock or the equivalent number of shares having a fair market value of $2,000 at the time the option is exercised. The agreement in principle contemplates that, as consideration for the grant of this option, the Company will issue to Massey Burch a warrant to purchase 50 shares of the Company's common stock at fair market value as of the date of grant. The agreement further contemplates that Massey Burch will be granted registration rights with respect to both the shares of common stock underlying the warrant and the shares issuable upon the Company's exercise of the proposed option. Massey Burch will continue to be subject to its commitment to fund CHS up to a maximum of $2,000 of which Massey Burch has funded $1,400 as of August 31, 1996. The transactions contemplated by the agreement in principle are subject to negotiation and execution of definitive agreements and other customary conditions, as well as certain rights of first refusal in favor of CHS and other CHS shareholders. There can be no assurance that definitive agreements will be entered into or, even if entered into, that the transaction will be consummated as described above or that the Company would exercise an option to acquire Massey Burch's interest in CHS.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Healthcare Communications, Inc.:

     We have audited the accompanying balance sheets of Healthcare Communications, Inc., (a Texas corporation) as of December 31, 1993 and 1994, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1994. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthcare Communications, Inc. as of December 31, 1993 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     Our audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The schedule of valuation and qualifying accounts is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP
Dallas, Texas,
April 28, 1995

                        HEALTHCARE COMMUNICATIONS, INC.

                                 BALANCE SHEETS

                                                                            DECEMBER 31,
                                                                      ------------------------
                                                                        1993           1994
                                                                      ---------     ----------
                                            ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.........................................  $  84,772     $2,491,456
  Accounts receivable, less allowance for doubtful accounts of
     $17,813 and $64,233 at December 31, 1993 and 1994,
     respectively...................................................    325,763      1,466,454
  Employee receivable...............................................     41,659         66,368
  Receivable from related parties...................................         --        305,929
  Prepaid expenses..................................................         --         30,882
  Deferred income taxes.............................................    383,319         21,839
                                                                      ---------     ----------
       Total current assets.........................................    835,513      4,382,928
                                                                      ---------     ----------
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $19,558
  and $51,790 at December 31, 1993 and 1994, respectively...........     24,868        218,730
OTHER ASSETS, net of accumulated amortization of $19,848 and $33,126
  at December 31, 1993 and 1994, respectively.......................     24,435         81,010
                                                                      ---------     ----------
       Total assets.................................................  $ 884,816     $4,682,668
                                                                      =========      =========
                        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Current portion of long-term debt.................................  $ 171,997     $  614,727
  Accounts payable..................................................    171,690        157,242
  Accrued liabilities...............................................    187,671        161,865
  Deferred revenue..................................................    125,661        567,326
  Income taxes payable..............................................         --        163,184
                                                                      ---------     ----------
       Total current liabilities....................................    657,019      1,664,344
                                                                      ---------     ----------
LONG-TERM DEBT, net of current portion..............................    870,676        947,926
STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, $.01 per share par value, 1,000,000 shares
     authorized, 118,513 and 148,795 shares issued and outstanding
     at December 31, 1993 and 1994, respectively....................      1,185          1,488
  Additional paid-in capital........................................    144,009      1,906,281
  Retained earnings (deficit).......................................   (788,073)       162,629
                                                                      ---------     ----------
       Total stockholders' equity (deficit).........................   (642,879)     2,070,398
                                                                      ---------     ----------
       Total liabilities and stockholders' equity (deficit).........  $ 884,816     $4,682,668
                                                                      =========      =========

   The accompanying notes are an integral part of these financial statements.

                        HEALTHCARE COMMUNICATIONS, INC.

                            STATEMENTS OF OPERATIONS

                                                                   YEAR ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                1992        1993         1994
                                                              ---------   ---------   ----------
REVENUE:
  Sales of software licenses................................  $ 210,700   $ 535,332   $3,803,494
  Support service fees......................................    116,380     302,147    1,238,426
  Other.....................................................      9,654      25,811       30,449
                                                              ---------   ---------   ----------
          Total revenue.....................................    336,734     863,290    5,072,369
COST OF REVENUES:
  Software licenses.........................................     44,079     132,756      365,394
  Support services..........................................     50,089     201,874      626,312
                                                              ---------   ---------   ----------
          Gross profit......................................    242,566     528,660    4,080,663
OPERATING EXPENSES:
  Technical and development.................................      3,846     141,610      456,465
  Marketing and sales.......................................     13,743     230,773      744,714
  General and administrative................................    458,042     788,617    1,115,077
                                                              ---------   ---------   ----------
                                                                475,631   1,161,000    2,316,256
                                                              ---------   ---------   ----------
INCOME (LOSS) FROM OPERATIONS...............................   (233,065)   (632,340)   1,764,407
OTHER INCOME (EXPENSE):
  Interest income...........................................         --          --       31,179
  Interest expense..........................................     (1,000)   (154,464)    (279,518)
  Other, net................................................     (4,479)     (4,496)     (40,702)
                                                              ---------   ---------   ----------
                                                                 (5,479)   (158,960)    (289,041)
                                                              ---------   ---------   ----------
          Income (loss) before income taxes.................   (238,544)   (791,300)   1,475,366
INCOME TAX EXPENSE (BENEFIT)................................         --    (383,319)     524,664
                                                              ---------   ---------   ----------
          Net income (loss).................................  $(238,544)  $(407,981)  $  950,702
                                                              =========   =========    =========

   The accompanying notes are an integral part of these financial statements.

                        HEALTHCARE COMMUNICATIONS, INC.

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                           TOTAL
                                             COMMON STOCK     ADDITIONAL    RETAINED    STOCKHOLDERS'
                                           ----------------     PAID-IN     EARNINGS       EQUITY
                                           SHARES    AMOUNT     CAPITAL     (DEFICIT)    (DEFICIT)
                                           -------   ------   -----------   ---------   ------------
BALANCE, December 31, 1991...............   56,060   $  561   $     1,442   $(141,548)  $   (139,545)
  Sale of common stock...................   37,744      377        49,628          --         50,005
  Net loss...............................       --       --            --    (238,544)      (238,544)
                                           -------   ------   -----------   ---------   ------------
BALANCE, December 31, 1992...............   93,804      938        51,070    (380,092)      (328,084)
  Sale of common stock...................   24,709      247        92,939          --         93,186
  Net loss...............................       --       --            --    (407,981)      (407,981)
                                           -------   ------   -----------   ---------   ------------
BALANCE, December 31, 1993...............  118,513    1,185       144,009    (788,073)      (642,879)
  Issuance of stock to employees.........    8,327       83        24,429          --         24,512
  Purchase of common stock...............  (28,725)    (287)   (2,441,394)         --     (2,441,681)
  Sale of common stock...................   50,680      507     4,179,237          --      4,179,744
  Net income.............................       --       --            --     950,702        950,702
                                           -------   ------   -----------   ---------   ------------
BALANCE, December 31, 1994...............  148,795   $1,488   $ 1,906,281   $ 162,629   $  2,070,398
                                           =======   ======    ==========   =========     ==========

   The accompanying notes are an integral part of these financial statements.

                        HEALTHCARE COMMUNICATIONS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------
                                                           1992          1993           1994
                                                         ---------     ---------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)....................................  $(238,544)    $(407,981)    $   950,702
  Adjustments to reconcile net income (loss) to net
     cash provided by (used in) operating activities --
     Depreciation and amortization.....................     12,362        22,002          45,511
     Common stock issued for services..................         --            --          24,512
     Interest and leasehold expense added to long-term
       debt............................................         --       175,464         312,280
     Change in certain assets and liabilities --
       Increase in accounts receivable.................         --      (325,763)     (1,140,691)
       Increase in receivables from related parties....    (27,954)      (13,705)       (330,638)
       Increase in prepaid expenses....................         --            --         (30,882)
       Decrease (increase) in deferred income taxes....         --      (383,319)        361,480
       Decrease (increase) in other assets.............      4,719        (5,337)        (69,853)
       (Decrease) increase in accounts payable.........     61,361       111,064         (14,448)
       (Decrease) increase in accrued liabilities......     92,337       (14,808)        (25,806)
       Increase (decrease) in deferred revenue.........         --       125,661         441,665
       Increase (decrease) in income taxes payable.....         --            --         163,184
                                                         ---------     ---------     -----------
          Net cash flows provided by (used in)
            operating activities.......................    (95,719)     (716,722)        687,016
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of furniture and equipment..................    (30,939)      (11,388)       (226,095)
                                                         ---------     ---------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under financing agreement.................    300,000       500,000              --
  Repayments under financing agreement.................         --            --        (125,101)
  Loans on other borrowings............................     50,895            --          43,500
  Repayments on other borrowings.......................         --       (88,772)       (110,699)
  Cash paid for purchases of common stock..............         --            --      (2,041,681)
  Issuance of common stock.............................     50,005        93,186       4,179,744
                                                         ---------     ---------     -----------
          Net cash flows provided by (used in)
            financing activities.......................    400,900       504,414       1,945,763
                                                         ---------     ---------     -----------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS.......    274,242      (223,696)      2,406,684
CASH AND CASH EQUIVALENTS, beginning of period.........     34,226       308,468          84,772
                                                         ---------     ---------     -----------
CASH AND CASH EQUIVALENTS, end of period...............  $ 308,468     $  84,772     $ 2,491,456
                                                         =========     =========      ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Interest paid during the period...................  $   1,000     $     704     $    89,000
                                                         =========     =========      ==========
     Taxes paid during the period......................  $      --     $      --     $        --
                                                         =========     =========      ==========
NONCASH FINANCING ACTIVITY:
     Note payable issued for purchase of common
       stock...........................................  $      --     $      --     $   400,000
                                                         =========     =========      ==========

   The accompanying notes are an integral part of these financial statements.

                        HEALTHCARE COMMUNICATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1992, 1993, AND 1994

1. ORGANIZATION AND NATURE OF BUSINESS:

Healthcare Communications, Inc. (HCI or the "Company") was established as a Texas corporation in 1991. The Company develops integration software which enables different computer systems to communicate and transmit information as one integrated system. To date, the Company has marketed its products primarily to the healthcare industry. Revenue is earned from sales of software licenses and fees from related implementation, maintenance, and training.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash And Cash Equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less.

Short-term investments potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards (SFAS) No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk." The Company's short-term investments are made in creditworthy companies as defined by management. In management's opinion, these investments do not generate significant credit risk to the Company.

Other Assets

     Other assets consist primarily of purchased software which is amortized over periods approximating three to five years on the straight-line method.

Accrued Liabilities

Accrued liabilities consist of the following:

                                                                        1993       1994
                                                                      --------   --------
     Accrued payroll and payroll related costs......................  $ 39,662   $ 59,000
     Accrued royalties..............................................    74,314         --
     Other accrued liabilities......................................    73,695    102,865
                                                                      --------   --------
                                                                      $187,671   $161,865
                                                                      ========   ========

  Revenue

     The Company's basic software product is designed so that it can be installed without modification and generally HCI is contracted by the customer to assist with the installation. Therefore, revenue from software license sales is recognized upon execution of a binding commitment from the purchaser and shipment of the software. Any special modifications performed by HCI for its customers are billed separately with related revenue recognized as the work is performed.

     Installation fees are charged to customers to assist in the installation of software sold. Such fees are recognized as revenue on a progress-to-completion method.

     Annual maintenance fees are charged to customers for ongoing support as well as generic product modifications and updates. Such fees are recognized ratably over the term of the maintenance contract. Customers are granted the first 90 days of support without charge; however, costs associated with this activity are immaterial.

                        HEALTHCARE COMMUNICATIONS, INC.

     Education fees result from training classes for customers using HCI's software products. Such fees are recognized upon completion of the training, which typically consists of five-day classes.

     The Company also, from time to time, performs services for customers related to product development or customization of software. Such services are performed under specific terms of prearranged contracts. The Company recognizes revenue for these services under contract accounting. The related contracts typically include "milestones" which determine when the Company will bill for these services. The Company recognizes revenue upon achievement of these milestones.

  Technical and Development Costs

     All technical and development costs are charged to operations as incurred. Costs of purchased software to be used in development activities are capitalized and amortized over periods of three to five years since such software is used in a variety of development projects.

     Purchased software is included in other assets in the accompanying balance sheets.

  Depreciation

     The Company provides for depreciation of furniture and equipment using the straight-line method over a five-year period for financial reporting purposes and accelerated methods for tax purposes.

  Deferred Revenue

     Revenue from annual maintenance fees and education fees is deferred upon billing and recognized ratably over the term of the maintenance contract or upon completion of the related training class. Installation fees are deferred and recognized ratably on a progress-to-completion method based on labor hours incurred.

  Stock Split

     The accompanying financial statements reflect the retroactive effects of a
24.8 to 1 common stock split on October 27, 1994.

  Financial Statement Presentation

     Certain reclassifications were made to prior year balances to conform with current year presentations.

3. LONG-TERM DEBT:

     Under a financing agreement with International Business Machines Corporation (IBM) consummated in December 1992, the Company, among other things, committed to modify its HCI-LINK software product to operate on certain identified IBM hardware and software systems and to market and support such modified systems. In exchange, IBM agreed to provide certain computer equipment and to make advances to the Company totaling $800,000. All equipment and advances were received by the Company in 1992 and 1993.

     The Company agreed to repay IBM a total of $1,600,000 in quarterly installments based on a percentage of total revenue of the Company. The percentage amount increases quarterly from 3% of total revenue in the first calendar quarter of 1994 to 6.5% of total revenue in the last calendar quarter of 1995. Any amount still outstanding after December 31, 1995, shall be paid in January 1996.

                        HEALTHCARE COMMUNICATIONS, INC.

     The Company has estimated the imputed interest rate on this obligation to be 25.9%, based on its projected revenue for the periods involved and the imputed lease value of the equipment. A summary of actual 1992, 1993, 1994, and projected 1995 interest expense, lease expense, and amounts of debt principal due is as follows:

                                                                                      DEBT
                                             INTEREST      LEASE       TOTAL        BALANCE
                    YEAR                     EXPENSE      EXPENSE     PAYMENTS     OUTSTANDING
    -------------------------------------    --------     -------     --------     ----------
    1992.................................    $     --     $    --           --     $  300,000
    1993.................................     154,464      21,000           --        975,474
    1994.................................     276,280      36,000      125,101      1,162,653
    1995.................................     276,246      36,000      514,727        960,172
    1996.................................          --          --      960,172             --

     Other long-term debt consists of amounts payable to a former shareholder as described in Note 4, and notes payable issued to fund organizational and start-up costs. A summary of long-term debt follows:

                                                                       1993         1994
                                                                    ----------   ----------
    Amount due under financing assistance agreement...............  $  975,474   $1,162,653
    Due to former shareholder.....................................          --      400,000
    Other.........................................................      67,199           --
                                                                    ----------   ----------
                                                                     1,042,673    1,562,653
    Less -- Current portion.......................................     171,997      614,727
                                                                    ----------   ----------
                                                                    $  870,676   $  947,926
                                                                     =========    =========

4. STOCKHOLDERS' EQUITY:

     On June 15, 1994, HCI and a shareholder entered into an agreement under which HCI was granted a call to purchase all, but not less than all, of the HCI shares held by the shareholder (approximately 16% of total outstanding shares at that date) for a total cost of $2,192,000. Of this amount, $1,650,000 was paid when the call was exercised on October 27, 1994, with additional amounts due and other provisions of the agreement as follows:

     - HCI purchased the call for $35,000.

     - The net amount ($156,681) of receivables from the shareholder less a $50,000 note payable to the shareholder, was canceled.

     - HCI committed to pay the shareholder 20% of gross revenue received from its sales territory identified as Europe/Middle East until a total of $400,000 has been paid to the shareholder. A minimum of $25,000 is due on the first day of every third month beginning February 1, 1995. After $400,000 has been paid to the shareholder, HCI will pay the shareholder 4% of gross revenue from the Europe/Middle East territory until December 31, 1997.

     - Certain software source code licensing rights were granted to HCI by the shareholder for a royalty paid to the shareholder amounting to 12% of gross revenue received by HCI from the sale, transfer, or other use of those rights.

     - The shareholder will receive commissions ranging from 3% to 7% of gross revenue received by HCI from certain identified customers.

                        HEALTHCARE COMMUNICATIONS, INC.

     On October 27, 1994, HCI sold 50,680 shares of its common stock to Healthdyne, Inc. (Healthdyne), an unrelated third-party, for an amount, net of transaction costs, of $4,179,744. At the same time, Healthdyne purchased additional stock from existing shareholders to bring its total investment to 65,395 shares, or 43.9% of outstanding common stock at December 31, 1994. On July 1, 1996, and at any time thereafter, Healthdyne will have the option to acquire additional shares to bring its ownership interest in common stock to 51%. As of December 31, 1997, and any time thereafter, Healthdyne will have the option to purchase up to 100% of the outstanding common shares then held by any shareholder other than Healthdyne. The purchase price for Healthdyne's additional acquisitions of stock would be based on a formula which considers HCI's revenue growth rate and operating margin percentage.

     The agreement between HCI and Healthdyne includes preemptive and piggyback provisions and the granting of a distributor license to Healthdyne.

5. OPERATING LEASES:

     The Company leases its office space, a vehicle, and equipment under multiple operating leases that expire at various times through the next few years. The minimum rental payments under these leases total $143,341 in 1995, $9,595 in 1996, and $12,050 in 1997.

6. FEDERAL INCOME TAXES:

     Statement of Financial .Accounting Standards No. 109, "Accounting for Income Taxes," issued by the Financial Accounting Standards Board, specifies an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events which have been recognized in the Company's financial statements. The Company adopted this statement effective January 1, 1992. Under the Statement, the Company recorded a deferred federal income tax asset as of December 31, 1993, which was realized during 1994.

     Federal income tax expense (benefit) consists of the following:

                                                               1992     1993        1994
                                                               ----   ---------   ---------
    Current..................................................  $ --   $      --   $ 163,184
    Deferred.................................................    --    (383,319)    361,480
                                                               ----   ---------   ---------
              Total..........................................  $ --   $(383,319)  $ 524,664
                                                               ====   =========   =========

     Federal income tax expense differs from the "expected" income tax expense (computed by applying the US federal income tax rate of 34%, as follows):

                                                              1992       1993        1994
                                                            --------   ---------   --------
     Computed "expected" tax expense (benefit)............  $(81,105)  $(269,042)  $501,624
     Recovery of prior year's valuation allowance.........        --    (123,000)        --
     Research and development credit......................        --          --    (20,000)
     Nondeductible meals and entertainment................        --          --     15,000
     Officers' life insurance premiums....................        --          --      8,000
     Other................................................     1,814       8,723     20,040
     Net valuation reserve................................    79,291          --         --
                                                            --------   ---------   --------
                                                            $     --   $(383,319)  $524,664
                                                            ========   =========   ========

                        HEALTHCARE COMMUNICATIONS, INC.

     The significant components of deferred tax assets and liabilities and the change in those assets and liabilities are as follows:

                                                        DECEMBER 31,               DECEMBER 31,
                                                            1993        CHANGE         1994
                                                        ------------   ---------   ------------
     Net current deferred tax asset:
       Net operating loss carryforwards...............    $338,959     $(338,959)    $     --
       Nondeductible interest expense.................      52,518       (52,518)          --
       Accounts receivable reserve....................       6,056        15,783       21,839
       Other..........................................     (14,214)       14,214           --
                                                        ------------   ---------   ------------
                                                          $383,319     $(361,480)    $ 21,839
                                                        ==========     =========   ==========

     The net operating loss carryforwards existing at December 31, 1993 were fully utilized in fiscal year 1994 to reduce the current year tax obligation.

7. RELATED-PARTY TRANSACTIONS:

     The Company has made noninterest-bearing advances to a development stage company related by common ownership. This company was established to develop software for sale as well as internal use that enables medical providers to efficiently record and file claims with insurance companies. Such advances amounted to approximately $306,000 in 1994. In 1995, the direction of the investee company was modified, personnel changes were made, and certain shareholders commenced proceedings to obtain title to the software before commencing revised marketing plans. Alternatively, the shareholders may seek a buyer of the software. Management of HCI believes that the software is a quality product which should create enough future revenue to repay in full the advances made by HCI. Advances in 1995, which have been relatively insignificant, have been charged to operations.

     During 1992, 1993, and 1994, HCI paid expenses to a person employed by its President, the President is also a member of the board of directors and a shareholder. The person employed provided necessary medical care for the President's daughter. The expenses paid by HCI are accumulated in a revolving note to HCI. The note accrues interest at the lowest acceptable rate under the Internal Revenue Service Code (5.27% at December 31, 1994). The related receivable amounted to $41,659 and $66,368 at December 31, 1993 and 1994, respectively.

     During 1993 and 1994, HCI issued 14,672 and 8,327 common shares to certain employees for no consideration. This resulted in related compensation expense of approximately $43,000 and $24,500, based upon the average common stock prices issued to third-party investors during similar time periods.

8. SIGNIFICANT CUSTOMERS:

     Certain customers made up a significant portion of revenue for the years ended 1992, 1993, and 1994. During 1992, the Baptist Medical Centers, Dynapro, Inc., and Rensimer Associates, LTD accounted for approximately 42%, 15%, and 13% of net sales, respectively. In 1993, Cook-Ft. Worth Children's Medical Center and Kaweah Delta District Hospital accounted for approximately 11% and 11% of net sales. During 1994, Mercy Information Systems accounted for approximately 14% of net sales.

9. CONCENTRATIONS OF CREDIT RISK:

     The majority of the Company's sales are to companies in the healthcare industry. HCI conducts credit evaluations of its customers prior to sale and maintains an allowance for expected credit losses.

                                                                     SCHEDULE II

                        HEALTHCARE COMMUNICATIONS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993

                                                     ADDITIONS
                                      BALANCE AT    CHARGED TO      ADDITIONS                     BALANCE AT
                                       BEGINNING     COSTS AND      CHARGED TO                      END OF
            DESCRIPTION                OF PERIOD     EXPENSES     OTHER ACCOUNTS   DEDUCTIONS       PERIOD
------------------------------------  -----------   -----------   --------------   ----------     -----------
DECEMBER 31, 1994
  Allowance for doubtful accounts...   $  17,813      $46,420         $   --       $       --       $64,233
  Accumulated amortization of other
     assets.........................      19,848       13,278             --               --        33,126
                                      -----------   -----------      -------       ----------     -----------
          Total reserves and
            allowances..............   $  37,661      $59,698         $   --       $       --       $97,359
                                        ========    =========     ===========       =========      ========
DECEMBER 31, 1993
  Allowance for doubtful accounts...   $      --      $17,813         $   --       $       --       $17,813
  Accumulated amortization of other
     assets.........................      11,323        8,525             --               --        19,848
  Deferred income tax valuation
     allowance......................     123,921           --             --         (123,921)(a)        --
                                      -----------   -----------      -------       ----------     -----------
          Total reserves and
            allowances..............   $ 135,244      $26,338         $   --       $ (123,921)      $37,661
                                        ========    =========     ===========       =========      ========

---------------

(a) Includes change in estimate of realization of deferred tax asset.

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCE IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    5
The Company...........................   12
Recent Developments...................   12
Use of Proceeds.......................   13
Dividend Policy.......................   13
Capitalization........................   14
Dilution..............................   15
Price Range of Common Stock...........   15
Selected Consolidated Financial
  Data................................   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Business..............................   27
Management............................   42
Certain Relationships and Related
  Transactions........................   50
Security Ownership of Certain
  Beneficial Owners and Management....   51
Description of Capital Stock..........   52
Shares Eligible for Future Sale.......   54
Underwriting..........................   55
Legal Matters.........................   56
Experts...............................   56
Available Information.................   56
Index to Financial Statements.........  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                2,750,000 SHARES

                     HEALTHDYNE INFORMATION ENTERPRISES LOGO

                                  COMMON STOCK
                           -------------------------
                                   PROSPECTUS
                           -------------------------
                         MORGAN KEEGAN & COMPANY, INC.
                                OCTOBER 30, 1996
------------------------------------------------------
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